          As filed with the Securities and Exchange Commission on July 1, 2005
                                                     Registration No. 333-124150

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         Pre-Effective Amendment No. 2

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                Amendment No. 10

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A (formerly, The Manufacturers Life Insurance Company (U.S.A.) Separate Account A)
                           (Exact name of Registrant)

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
          (formerly, The Manufacturers Life Insurance Company (U.S.A.)
                               (Name of Depositor)

                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)

                              James C. Hoodlet, Esq
                  John Hancock Life Insurance Company (U.S.A.)
                              U.S. Protection Law
                      John Hancock Place, Boston, MA 02117
                     (Name and Address of Agent for Service)

                                    Copy to:
                            THOMAS C. LAUERMAN, Esq.
                                 Foley & Lardner
                               3000 K Street, N.W.
                             Washington, D.C. 20007

It is proposed that this filing will become effective as soon as practicable after the effective date of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date a the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the provisions of Rule 24f-2, Registrant has registered an indefinite amount of the securities under the Securities Act of 1933.

                         Prospectus dated
                                          -------------

                                for interests in

                               Separate Account A

                       Interests are made available under

                       PROTECTION VARIABLE UNIVERSAL LIFE

      a flexible premium variable universal life insurance policy issued by

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                              ("John Hancock USA")

   The policy provides a fixed account with fixed rates of return declared by John Hancock USA and the following investment accounts:

Science & Technology           American Growth              Quantitative Value
Pacific Rim                    U.S. Global Leaders Growth   American Growth-Income
Health Sciences                Quantitative All Cap         Equity-Income
Emerging Growth                All Cap Core                 American Blue Chip Income and Growth
Small Cap Growth               Large Cap Growth             Income & Value
Emerging Small Company         Total Stock Market Index     Managed
Small Cap                      Blue Chip Growth             PIMCO VIT All Asset
Small Cap Index                U.S. Large Cap               Global Allocation
Small Company                  Core Equity                  High Yield
Dynamic Growth                 Strategic Value              U.S. High Yield Bond
Mid Cap Stock                  Large Cap Value              Strategic Bond
Natural Resources              Classic Value                Strategic Income
All Cap Growth                 Utilities                    Global Bond
Strategic Opportunities        Real Estate Securities       Investment Quality Bond
Financial Services             Small Cap Opportunities      Total Return
International Opportunities    Small Cap Value              Real Return Bond
International Stock            Small Company Value          Bond Index B
International Small Cap        Special Value                Core Bond
International Equity Index B   Mid Value                    Active Bond
Overseas Equity                Mid Cap Value                U.S. Government Securities
American International         Value                        Short-Term Bond
International Value            All Cap Value                Money Market B
Quantitative Mid Cap           Growth & Income II           Lifestyle Aggressive 1000
Mid Cap Index                  500 Index B                  Lifestyle Growth 820
Mid Cap Core                   Fundamental Value            Lifestyle Balanced 640
Global                         Growth & Income              Lifestyle Moderate 460
Capital Appreciation           Large Cap                    Lifestyle Conservative 280

                             * * * * * * * * * * * *

     Please note that the SEC has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            GUIDE TO THIS PROSPECTUS

This prospectus is arranged in the following way:

     .    Starting on the next page is a Table of Contents for this prospectus.

     . The section after the Table of Contents is called "Summary of Benefits and Risks". It contains a summary of the benefits available under the policy and of the principal risks of purchasing the policy. You should read this section before reading any other section of this prospectus.

     . Behind the Summary of Benefits and Risks section is a section called "Fee Tables" that describes the fees and expenses you will pay when buying, owning and surrendering the policy.

     . Behind the Fee Tables section is a section called "Detailed Information". This section gives more details about the policy. It may repeat certain information contained in the Summary of Benefits and Risks section in order to put the more detailed information in proper context.

     . There is an Alphabetical Index of Key Words and Phrases at the back of this prospectus on page 46.

     . Finally, on the back cover of this prospectus is information concerning the Statement of Additional Information (the "SAI") and how the SAI, personalized illustrations and other information can be obtained.

After this prospectus ends, you will find all applicable state-specific supplements. After the supplements, if any, the prospectuses for the underlying portfolios begin. See the section of this prospectus entitled "The Investment Accounts" for a brief description of the portfolios.

                                TABLE OF CONTENTS

Contents                                                       Beginning on page
--------                                                       -----------------
SUMMARY OF BENEFITS AND RISKS ..............................            5
The Nature of the Policy ...................................            5
Summary of Policy Benefits .................................            5
   Death Benefit ...........................................            5
   Surrender of the Policy .................................            5
   Withdrawals .............................................            5
   Policy Loans ............................................            5
   Optional Supplementary Benefit Riders ...................            6
   Investment Options ......................................            6
Summary of Policy Risks ....................................            6
   Lapse Risk ..............................................            6
   Investment Risk .........................................            6
   Transfer Risk ...........................................            6
   Early Surrender Risk ....................................            6
   Market Timing Risk ......................................            6
   Tax Risks ...............................................            7
FEE TABLES .................................................            8
DETAILED INFORMATION .......................................           15
Your Investment Options ....................................           15
Description of John Hancock USA ............................           24
Description of Separate Account A ..........................           25
The Fixed Account ..........................................           25
The Death Benefit ..........................................           26
   Limitations on payment of death benefit .................           26
   Base Face Amount vs. Supplemental Face Amount ...........           26
   The minimum death benefit ...............................           26
   When the insured person reaches 121 .....................           27
   Requesting an increase in coverage ......................           27
   Requesting a decrease in coverage .......................           27
   Change of death benefit option ..........................           27
   Tax consequences of coverage changes ....................           28
   Your beneficiary ........................................           28
   Ways in which we pay out policy proceeds ................           28
   Changing a payment option ...............................           28
   Tax impact of payment option chosen .....................           28
Premiums ...................................................           28
   Planned Premiums ........................................           28
   Minimum initial premium .................................           29
   Maximum premium payments ................................           29
   Processing premium payments .............................           29
   Ways to pay premiums ....................................           29
Lapse and reinstatement ....................................           29
   Lapse ...................................................           29
   No-Lapse Guarantee ......................................           30
   Cumulative Premium Test .................................           30
   Death during grace period ...............................           30

Contents                                                       Beginning on page
--------                                                       -----------------
   Reinstatement ...........................................           30
The Policy Value ...........................................           31
   Allocation of future premium payments ...................           31
   Transfers of existing policy value ......................           31
Surrender and Withdrawals ..................................           32
   Surrender ...............................................           32
   Withdrawals .............................................           32
Policy loans ...............................................           33
   Repayment of policy loans ...............................           33
   Effects of policy loans .................................           33
Description of Charges at the Policy Level .................           34
   Deduction from premium payments .........................           34
   Deductions from policy value ............................           34
   Additional information about how certain policy
      charges work .........................................           35
Description of Charges at the Portfolio Level ..............           36
Other Policy Benefits, Rights and Limitations ..............           36
   Optional supplementary benefit riders you can add .......           36
   Variations in policy terms ..............................           37
   Procedures for issuance of a policy .....................           38
   Changes that we can make as to your policy ..............           39
   The owner of the policy .................................           39
   Policy cancellation right ...............................           39
   Reports that you will receive ...........................           39
   Assigning your policy ...................................           40
   When we pay policy proceeds .............................           40
   How you communicate with us .............................           40
   Distribution of Policies ................................           41
Tax considerations .........................................           42
   General .................................................           43
   Policy proceeds .........................................           43
   Other policy distributions ..............................           43
   Diversification rules and ownership of the Account ......           44
   7-pay premium limit .....................................           44
   Corporate and H.R. 10 plans .............................           45
Financial statements reference .............................           45
Registration statement filed with the SEC ..................           45
Independent Registered Public Accounting Firm ..............           45

                          SUMMARY OF BENEFITS AND RISKS

The Nature of the Policy

     The policy's primary purpose is to provide lifetime protection against economic loss due to the death of the insured person. The policy is unsuitable as a short-term savings vehicle because of the substantial policy-level charges. We are obligated to pay all amounts promised under the policy. The value of the amount you have invested under the policy may increase or decrease daily based upon the investment results of the investment accounts that you choose. The amount we pay to the policy's beneficiary upon the death of the insured person (we call this the "death benefit") may be similarly affected. That's why the policy is referred to as a "variable" life insurance policy. We call the investments you make in the policy "premiums" or "premium payments". The amount we require as your first premium depends upon the specifics of your policy and the insured person. Except as noted in the "Detailed Information" section of this prospectus, you can make any other premium payments you wish at any time. That's why the policy is called a "flexible premium" policy.

Summary of Policy Benefits

Death Benefit

     When the insured person dies, we will pay the death benefit minus any outstanding loans. There are two ways of calculating the death benefit (Option 1 and Option 2). You choose which one you want in the application. The two death benefit options are:

     . Option 1 - The death benefit will equal the greater of (1) the Total Face Amount, or (2) the minimum death benefit (as described under "The minimum death benefit" provision in the "Detailed Information" section of this prospectus).

     . Option 2 - The death benefit will equal the greater of (1) the Total Face Amout plus the policy value on the date of death, or (2) the minimum death benefit.

Surrender of the Policy

     You may surrender the policy in full at any time. If you do, we will pay you the policy value less any outstanding policy loans and less any surrender charge that then applies. This is called your " surrender value". You must return your policy when you request a surrender.

     If you have not taken a loan on your policy, the "policy value" of your policy will, on any given date, be equal to:

     .    the amount you invested,

     . plus or minus the investment experience of the investment options you've chosen,

     .    minus all charges we deduct, and

     .    minus all withdrawals you have made.

     If you take a loan on your policy, your policy value will be computed somewhat differently. This is discussed on page 33.

Withdrawals

     After the first policy year, you may make a withdrawal of part of your surrender value. Generally, each withdrawal must be at least $500. There is a fee (usually $25) for each withdrawal. Your policy value is automatically reduced by the amount of the withdrawal and the charge. We reserve the right to refuse a withdrawal if it would reduce the surrender value or the Total Face Amount below certain minimum amounts.

Policy Loans

     You may borrow from your policy at any time by completing the appropriate form. Generally, the minimum amount of each loan is $500. The maximum amount you can borrow is determined by a formula (see the section entitled "Policy Loans" for the formula). Interest is charged on each loan. You can pay the interest or allow it to become part of the outstanding loan balance. You can repay all or part of a loan at any time. If there is an outstanding loan when the insured person dies, it will be deducted from the death benefit. Outstanding loans also permanently affect the calculation of your policy value.

Optional Supplementary Benefit Riders

     When you apply for the policy, you can request any of the optional supplementary benefit riders that we make available. Availability of riders varies from state to state. Charges for most riders will be deducted monthly from the policy value.

Investment Options

     The policy offers a number of investment options, as listed on the cover of this prospectus. There is an option that provides a fixed rate of return. Such an option is referred to in this prospectus as a "fixed account". The rest of the options have returns that vary depending upon the investment results of underlying portfolios. These options are referred to in this prospectus as "investment accounts". The fixed account and the investment accounts are sometimes collectively referred to in this prospectus as the "accounts". The investment accounts cover a broad spectrum of investment styles and strategies. Although the portfolios of the Series Funds that underly those investment accounts operate like publicly traded mutual funds, there are important differences between the investment accounts and publicly-traded mutual funds. On the plus side, you can transfer money from one investment account to another without tax liability. Moreover, any dividends and capital gains distributed by each underlying portfolio are automatically reinvested and reflected in the portfolio's value and create no taxable event for you. On the negative side, if and when policy earnings are distributed (generally as a result of a surrender or withdrawal), they will be treated as ordinary income instead of as capital gains. Also, you must keep in mind that you are purchasing an insurance policy and you will be assessed charges at the policy level as well as at the fund level. Such policy level charges, in aggregate, are significant and will reduce the investment performance of your investment accounts.

Summary of Policy Risks

Lapse Risk

     If the policy value is insufficient to pay the charges when due and the no-lapse guarantee is not in effect, your policy can terminate (i.e. "lapse"). This can happen because you haven`t paid enough premiums or because the investment performance of the investment accounts you've chosen has been poor or because of a combination of both factors. You'll be given a "grace period" within which to make additional premium payments to keep the policy in effect. If lapse occurs, you'll be given the opportunity to reinstate the policy by making the required premium payments and satisfying certain other conditions.

     Since withdrawals reduce your policy value, withdrawals increase the risk of lapse. Policy loans also increase the risk of lapse.

Investment Risk

     As mentioned above, the investment performance of any investment account may be good or bad. Your policy value will rise or fall based on the investment performance of the investment accounts you've chosen. Some investment accounts are riskier than others. These risks (and potential rewards) are discussed in detail in the attached prospectuses of the underlying portfolios.

Transfer Risk

     There is a risk that you will not be able to transfer your policy value from one investment account to another because of limitations on the dollar amount or frequency of transfers you can make. The limitation on transfers out of the fixed account are more restrictive than those that apply to transfers out of investment accounts.

Early Surrender Risk

     There are surrender charges assessed if you surrender your policy in the first 10 years from the purchase of the policy (or in the first 10 years a Face Amount increase is in effect). Depending on the amount of premium paid and the policy value at the time you are considering surrender, there may be little or no surrender value payable to you if the policy is surrendered.

Market Timing Risk

     Investment accounts in variable life insurance products can be a prime target for abusive transfer activity because these products value their investment accounts on a daily basis and allow transfers among investment accounts without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of investment accounts in reaction to market news or to exploit a perceived pricing inefficiency. Whatever the reason, long-term investors in an investment account can be harmed by frequent transfer activity since such activity may expose the investment account's underlying portfolio to increased portfolio transaction costs and/or disrupt the portfolio manager's ability to effectively manage the portfolio's investments in accordance with the portfolio's investment objectives and policies, both of which may result in dilution with respect to interests held for long-term investment.

     To discourage disruptive frequent trading activity, we impose restrictions on transfers (see page 31) and reserve the right to change, suspend or terminate telephone, facsimile and internet transaction privileges (see page 41). In addition, we reserve the right to take other actions at any time to restrict trading, including, but not limited to: (i) restricting the number of transfers made during a defined period, (ii) restricting the dollar amount of transfers, and (iii) restricting transfers into and out of certain investment accounts. We also reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the underlying portfolio.

     While we seek to identify and prevent disruptive frequent trading activity, it may not always be possible to do so. Therefore, no assurance can be given that the restrictions we impose will be successful in preventing all disruptive frequent trading and avoiding harm to long-term investors.

Tax Risks

     In order for you to receive the tax benefits accorded life insurance under the Internal Revenue Code, your policy must comply with certain requirements of the Code. We will monitor your policy for compliance with these requirements, but a policy might fail to qualify as life insurance in spite of our monitoring. If this were to occur, you would be subject to income tax on the income credited to your policy for the period of disqualification and all subsequent periods. The tax laws also contain a so-called "7 pay limit" that limits the amount of premium that can be paid in relation to the policy's death benefit. If the limit is violated, the policy will be treated as a "modified endowment", which can have adverse tax consequences. There are also certain Treasury Department rules referred to as the "investor control rules" that determine whether you would be treated as the "owner" of the assets underlying your policy. If that were determined to be the case, you would be taxed on any income or gains those assets generate. In other words, you would lose the value of the so-called "inside build-up" that is a major benefit of life insurance.

     In general, you will be taxed on the amount of distributions that exceed the premiums paid under the policy. Any taxable distribution will be treated as ordinary income (rather than as capital gains) for tax purposes. If you have elected the Long-Term Care Acceleration Rider, you may be deemed to have received a distribution for tax purposes each time a deduction is made from your policy value to pay the rider charge. The tax laws are not clear on this point.

     There is also a tax risk associated with policy loans. Although no part of a loan is treated as income to you when the loan is made, surrender or lapse of the policy would result in the loan being treated as a distribution at the time of lapse or surrender. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans and an insured person of advanced age, you might find yourself having to choose between high premium requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

     Tax consequences of ownership or receipt of policy proceeds under federal, state and local estate, inheritance, gift and other tax laws can vary greatly depending upon the circumstances of each owner or beneficiary. There can also be unfavorable tax consequences on such things as the change of policy ownership or assignment of ownership interests. For these and all the other reasons mentioned above, we recommend you consult with a qualified tax adviser before buying the policy and before exercising certain rights under the policy.

                                   FEE TABLES

     This section contains five tables that describe all of the fees and expenses that you will pay when buying and owning the policy. In the first three tables, certain entries show the minimum charge, the maximum charge and the charge for a representative insured person. Other entries show only the maximum charge we can assess and are labeled as such. The remaining entries are always calculated in the same way, so we cannot assess a charge that is greater than the charge shown in the table. Except where necessary to show a rate greater than zero, all rates shown in the tables have been rounded to two decimal places as required by prospectus disclosure rules. Consequently, the actual rates charged may be slightly higher or lower than those shown in the tables.

     The first table below describes the fees and expenses that you will pay at the time that you pay a premium, withdraw policy value, surrender the policy, lapse the policy or transfer policy value between investment accounts.

------------------------------------------------------------------------------------------------------------------
                                                 Transaction Fees
------------------------------------------------------------------------------------------------------------------
          Charge                        When Charge is Deducted                         Amount Deducted
------------------------------------------------------------------------------------------------------------------
Maximum premium fee        Upon payment of premium                         8% of each premium paid
------------------------------------------------------------------------------------------------------------------
Maximum withdrawal fee     Upon making a withdrawal                        $25
------------------------------------------------------------------------------------------------------------------
Surrender charge/(1)/      Upon surrender, policy lapse or any reduction
                           in Base Face Amount

   Maximum surrender                                                       $128 per thousand dollars of Base Face
   charge                                                                  Amount

   Minimum surrender                                                       $2.78 per thousand dollars of Base Face
   charge                                                                  Amount

   Surrender charge for                                                    $14.10 per thousand dollars of Base
   representative                                                          Face Amount
   insured person
------------------------------------------------------------------------------------------------------------------
Maximum transfer fee       Upon each transfer into or out of an            $25 (currently $0)/(2)/
                           investment account beyond an annual limit of
                           not less than 12
------------------------------------------------------------------------------------------------------------------

/(1)/ A surrender charge is applicable for 10 policy years from the Policy Date or any increase in the Base Face Amount, and is calculated as a percentage of the Surrender Charge Calculation Limit stated in the Policy Specifications page of your policy. The percentage applied to the calculation starts out at 100% and reduces over the surrender charge period. The Surrender Charge Calculation Limit varies by the sex, issue age and underwriting risk class of the insured person. The maximum charge shown in the table is for a 90 year old male substandard smoker underwriting risk; the minimum charge shown is for a 0 year old female standard non-smoker; and the charge for a representative insured person is for a 45 year old male standard non-smoker.

/(2)/ This charge is not currently imposed, but we reserve the right to do so in the policy.

     The next two tables describe the charges and expenses that you will pay periodically during the time you own the policy. These tables do not include fees and expenses paid at the portfolio level. Except for the policy loan interest rate, all of the charges shown in the tables are deducted from your policy value. The second table is devoted only to optional supplementary rider benefits.

----------------------------------------------------------------------------------------------------------------------------
                                     Periodic Charges Other Than Fund Operating Expenses
----------------------------------------------------------------------------------------------------------------------------
                                                                                      Amount Deducted
                                      When Charge is       -----------------------------------------------------------------
             Charge                      Deducted                  Guaranteed Rate                     Current Rate
----------------------------------------------------------------------------------------------------------------------------
Cost of insurance charge:/(1)/   Monthly                   $0.02 per $1,000 of NAR           $0.02 per $1,000 of NAR
   Minimum charge                                          $83.33 per $1,000 of NAR          $83.33 per $1,000 of NAR
   Maximum charge                                          $0.20 per $1,000 of NAR           $0.10 per $1,000 of NAR
   Charge for representative
   insured person
----------------------------------------------------------------------------------------------------------------------------
Face Amount charge:/(2)/         Monthly for 4 policy
                                 years from the Policy
                                 Date or any increase in
                                 Base Face Amount
   Minimum charge                                          $0.02 per $1,000 of Base Face     $0.02 per $1,000 of Base Face
                                                           Amount                            Amount
   Maximum charge                                          $1.47 per $1,000 of Base Face     $1.47 per $1,000 of Base Face
                                                           Amount                            Amount
   Charge for representative                               $0.14 per $1,000 of Base Face     $0.14 per $1,000 of Base Face
   insured person                                          Amount                            Amount
----------------------------------------------------------------------------------------------------------------------------
Administrative charge            Monthly                   $ 15                              $ 15
----------------------------------------------------------------------------------------------------------------------------
Asset-based risk charge/(3)/     Monthly                   0.08% of policy value in policy   0.08% of policy value in policy
                                                           years 1-15                        years 1-15
                                                           0.02% of policy value in policy   0.00% of policy value in policy
                                                           year 16 and thereafter            year 16 and thereafter
----------------------------------------------------------------------------------------------------------------------------
Maximum policy loan interest     Accrues daily             4.25%                             4.25%
rate/(4)/                        Payable annually
----------------------------------------------------------------------------------------------------------------------------

/(1)/ The insurance charge is determined by multiplying the amount of insurance for which we are at risk (the net amount at risk or "NAR") by the applicable cost of insurance rate. The rates vary widely depending upon the length of time the policy has been in effect, the insurance risk characteristics of the insured person and (generally) the gender of the insured person. The "minimum" rate shown in the table is the rate in the first policy year for a policy issued to cover a 5 year old female preferred underwriting risk. The "maximum" rate shown in the table at both guaranteed and current rates is the rate in the first policy year for a policy issued to cover a 90 year old male substandard smoker underwriting risk. This includes the so-called "extra mortality charge". The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk with a policy in the first policy year. The charges shown in the table may not be particularly relevant to your current situation. For more information about cost of insurance rates, talk to your John Hancock USA representative.

/(2)/ This charge is determined by multiplying the Base Face Amount at issue by the applicable rate. The rates vary by the sex and issue age of the insured person. The "minimum" rate shown in the table is for a 0 year old female. The "maximum" rate shown in the table is for a 90 year old male. The "representative insured person" referred to in the table is a 45 year old male.

/(3)/ This charge only applies to that portion of policy value held in the investment accounts. The charge determined does not apply to any fixed account.

/(4)/ 4.25% is the maximum effective annual interest rate we can charge and applies only during policy years 1-10. The effective annual interest rate is 3.0% thereafter (although we reserve the right to increase the rate after the tenth policy year to as much as 3.25%). The amount of any loan is transferred from the investment options to a special loan account which earns interest at an effective annual rate of 3.0%. Therefore, the true cost of a loan is the difference between the loan interest we charge and the interest we credit to the special loan account.

----------------------------------------------------------------------------------------------------------------------
                                                     Rider Charges
----------------------------------------------------------------------------------------------------------------------
                                              When Charge is
                  Charge                         Deducted                           Amount Deducted
----------------------------------------------------------------------------------------------------------------------
Total Disability Waiver of Monthly            Monthly
Deductions Rider:/(1)/
   Minimum charge                                              4.00% of all other monthly charges
   Maximum charge                                              36.00% of all other monthly charges
   Charge for representative insured person                    7% of all other monthly charges
----------------------------------------------------------------------------------------------------------------------
Disability Payment of Specified Premium       Monthly
Rider:/(2)/
   Minimum charge                                              $15.90 per $1,000 of Specified Premium
   Maximum charge                                              $198.67 per $1,000 of Specified Premium
   Charge for representative insured person                    $51.66 per $1,000 of Specified Premium
----------------------------------------------------------------------------------------------------------------------
Extended No-Lapse Guarantee Rider:/(3)/       Monthly
   Minimum charge                                              $0.02 per $1,000 of Base Face Amount
   Maximum charge                                              $0.08 per $1,000 of Base Face Amount
   Charge for representative insured person                    $0.03 per $1,000 of Base Face Amount
----------------------------------------------------------------------------------------------------------------------
Acceleration of Death Benefit for Qualified   Monthly
Long-Term Care Services Rider:/(4)/
   Minimum charge                                              $0.01 per $1,000 of NAR
   Maximum charge                                              $1.80 per $1,000 of NAR
   Charge for representative insured person                    $0.08 per $1,000 of NAR
----------------------------------------------------------------------------------------------------------------------
Residual Life Insurance Benefit and           Monthly
Continuation of Acceleration Rider:/(5)/
   Minimum charge                                              $2.12 per $1,000 of LMAX Maximum Monthly Benefit Amount
   Maximum charge                                              $130.37 per $1,000 of LMAX Maximum Monthly Benefit
                                                               Amount
   Charge for representative insured person                    $7.29 per $1,000 of LMAX Maximum Monthly Benefit Amount
----------------------------------------------------------------------------------------------------------------------

/(1)/ The charge for this rider is determined by multiplying the total of all monthly charges (other than the charge for the rider) by the applicable rate. The rates vary by the issue age and the disability insurance risk characteristics of the insured person. The "minimum" rate shown in the table is for a 15 year old standard or preferred underwriting risk. The "maximum" rate shown in the table is for a 59 year old substandard underwriting risk. The "representative insured person" referred to in the table is a 45 year old standard or preferred underwriting risk.

/(2)/ The charge for this rider is determined by multiplying the Specified
     Premium by the applicable rate. The Specified Premium is stated in the Policy Specifications page of your policy. The rates vary by the sex, issue age and the disability insurance risk characteristics of the insured person. The "minimum" rate shown in the table is for a 15 year old male standard non-smoker underwriting risk. The "maximum" rate shown in the table is for a 54 year old female substandard smoker underwriting risk. The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk.

/(3)/ The charge for this rider is determined by multiplying the Base Face
     Amount by the applicable rate. The rates vary by sex, issue age, and risk classification of the insured person. The "minimum" rate shown in the table is for a 0 year old female standard non-smoker underwriting risk. The "maximum" rate shown in the table is for a 90 year old male standard smoker underwriting risk. The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk.

/(4)/ The charge for this rider is determined by multiplying the net amount of insurance for which we are at risk (the net amount at risk or "NAR") by the applicable rate. The rates vary by the long-term care insurance risk characteristics of the insured person and the rider benefit level selected. The "minimum" rate shown in the table is for a 20 year old female standard non-smoker underwriting risk with a 1% Monthly Acceleration Percentage. The Monthly Acceleration Percentage is stated in the Policy Specifications page of your policy. The "maximum" rate shown in the table is for an 80 year old male substandard smoker underwriting risk with a 4% Monthly Acceleration Percentage. The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk with a 4% Monthly Acceleration Percentage.

/(5)/ The charge for this rider is determined by multiplying the LMAX Maximum
     Monthly Benefit Amount for this rider by the applicable rate. The LMAX Maximum Monthly Benefit Amount is stated in the Policy Specifications page of your policy. The rates vary by the long-term care insurance risk characteristics of the insured person and the rider benefit level selected. The "minimum" rate shown in the table is for a 20 year old female standard non-smoker underwriting risk with a 1% Monthly Acceleration Percentage. The "maximum" rate shown in the table is for a 80 year old male substandard smoker underwriting risk with a 4% Monthly Acceleration Percentage. The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk with a 4% Monthly Acceleration Percentage.

     The next table describes the minimum and maximum portfolio level fees and expenses charged by any of the portfolios underlying a variable investment option offered through this prospectus, expressed as a percentage of average net assets (rounded to two decimal places). These expenses are deducted from portfolio assets.

-----------------------------------------------------------------------------------
           Total Annual Portfolio Operating Expenses              Minimum   Maximum
-----------------------------------------------------------------------------------
Range of expenses, including management fees, distribution and/
or service (12b-1) fees, and other expenses                        0.50%     1.62%
-----------------------------------------------------------------------------------

     The next table describes the fees and expenses for each class of shares of each portfolio underlying a variable investment option offered through this prospectus. None of the portfolios charge a sales load or surrender fee. The fees and expenses do not reflect the fees and expenses of any variable insurance contract or qualified plan which may use the portfolio as its underlying investment medium. Except for the American International, American Growth, American Growth-Income, American Blue Chip Income and Growth and PIMCO VIT All Asset portfolios, all of the portfolios shown in the table are NAV class shares that are not subject to Rule 12b-1 fees. These NAV class shares commenced operations on April 29, 2005. The expense ratios shown in the table for the NAV class shares of a portfolio are estimates for the current fiscal year. In those cases where a portfolio had a Series I class of shares in operation during 2004, the NAV class estimates are based upon the expense ratios of the portfolio's Series I shares for the year ended December 31, 2004 (adjusted to reflect the absence of a Rule 12b-1 fee applicable to the NAV shares). In the case of the American International, American Growth, American Growth-Income, American Blue Chip Income and Growth, and PIMCO VIT All Asset portfolios, the expense ratios are based upon the portfolio's actual expenses for the year ended December 31, 2004.

Portfolio Annual Expenses
(as a percentage of portfolio average net assets, rounded to two decimal places)

                                              Management                  Other         Total
Portfolio                                        Fees      12b-1 Fees   Expenses   Annual Expenses
---------                                     ----------   ----------   --------   ---------------
Science & Technology ......................    1.04%/A/       N/A         0.07%        1.11%
Pacific Rim ...............................    0.80%          N/A         0.28%        1.08%
Health Sciences ...........................    1.05%/A/       N/A         0.11%        1.16%
Emerging Growth ...........................    0.80%          N/A         0.07%        0.87%
Small Cap Growth ..........................    1.08%          N/A         0.07%        1.15%
Emerging Small Company ....................    1.00%          N/A         0.06%        1.06%
Small Cap .................................    0.85%          N/A         0.07%        0.92%
Small Cap Index ...........................    0.49%          N/A         0.03%        0.52%
Small Company .............................    1.05%          N/A         0.57%        1.62%/C/
Dynamic Growth ............................    0.95%          N/A         0.07%        1.02%
Mid Cap Stock .............................    0.86%          N/A         0.05%        0.91%
Natural Resources .........................    1.01%          N/A         0.07%        1.08%
All Cap Growth ............................    0.89%          N/A         0.06%        0.95%
Strategic Opportunities ...................    0.80%          N/A         0.07%        0.87%
Financial Services/F/ .....................    0.88%/F/       N/A         0.08%        0.96%
International Opportunities ...............    1.00%          N/A         0.20%        1.20%
International Stock .......................    0.95%          N/A         0.16%        1.11%
International Small Cap ...................    1.00%          N/A         0.19%        1.19%
International Equity Index B /G/ ..........    0.55%          N/A         0.04%        0.59%
Overseas Equity ...........................    1.05%          N/A         0.09%        1.14%
American International /E/ ................    0.54%          0.60%       0.08%        1.22%
International Value .......................    0.87%/D/       N/A         0.15%        1.02%
Quantitative Mid Cap ......................    0.75%          N/A         0.09%        0.84%
Mid Cap Index .............................    0.49%          N/A         0.03%        0.52%

                                              Management                  Other         Total
Portfolio                                        Fees      12b-1 Fees   Expenses   Annual Expenses
---------                                     ----------   ----------   --------   ---------------
Mid Cap Core ..............................    0.90%          N/A         0.16%        1.06%
Global ....................................    0.85%/D/       N/A         0.15%        1.00%
Capital Appreciation ......................    0.85%          N/A         0.07%        0.92%
American Growth /E/ .......................    0.35%          0.60%       0.03%        0.98%
U.S. Global Leaders Growth ................    0.71%          N/A         0.73%        1.44%/C/
Quantitative All Cap ......................    0.71%          N/A         0.05%        0.76%
All Cap Core ..............................    0.80%          N/A         0.07%        0.87%
Large Cap Growth ..........................    0.85%          N/A         0.06%        0.91%
Total Stock Market Index ..................    0.49%          N/A         0.03%        0.52%
Blue Chip Growth ..........................    0.82%/A/       N/A         0.04%        0.86%
U.S. Large Cap ............................    0.82%          N/A         0.06%        0.88%
Core Equity ...............................    0.85%          N/A         0.06%        0.91%
Strategic Value ...........................    0.85%          N/A         0.09%        0.94%
Large Cap Value ...........................    0.85%          N/A         0.13%        0.98%
Classic Value .............................    0.87%          N/A         0.56%        1.43%/C/
Utilities .................................    0.85%          N/A         0.25%        1.10%
Real Estate Securities ....................    0.70%          N/A         0.05%        0.75%
Small Cap Opportunities ...................    1.00%          N/A         0.08%        1.08%
Small Cap Value ...........................    1.08%          N/A         0.08%        1.16%
Small Company Value .......................    1.04%/A/       N/A         0.01%        1.05%
Special Value .............................    1.00%          N/A         0.28%        1.28%
Mid Value .................................    1.01%/A/       N/A         0.07%        1.08%
Mid Cap Value .............................    0.87%          N/A         0.05%        0.92%
Value .....................................    0.74%          N/A         0.06%        0.80%
All Cap Value .............................    0.84%          N/A         0.06%        0.90%
Growth & Income II ........................    0.68%          N/A         0.03%        0.71%
500 Index B /G/ ...........................    0.47%          N/A         0.03%        0.50%
Fundamental Value/F/ ......................    0.84%/F/       N/A         0.05%        0.89%
Growth & Income ...........................    0.65%          N/A         0.04%        0.69%
Large Cap .................................    0.85%          N/A         0.15%        1.00%
Quantitative Value ........................    0.70%          N/A         0.08%        0.78%
American Growth-Income /E/ ................    0.29%          0.60%       0.03%        0.92%
Equity-Income .............................    0.81%/A/       N/A         0.05%        0.86%
American Blue Chip Income and Growth /E/ ..    0.45%          0.60%       0.05%        1.10%
Income & Value ............................    0.79%          N/A         0.04%        0.83%
Managed ...................................    0.73%          N/A         0.04%        0.77%
PIMCO VIT All Asset Portfolio .............    0.20%          0.25%       1.08%        1.53%/H/
Global Allocation .........................    0.85%          N/A         0.20%        1.05%
High Yield ................................    0.68%          N/A         0.07%        0.75%
U.S. High Yield Bond ......................    0.75%          N/A         0.21%        0.96%
Strategic Bond ............................    0.70%          N/A         0.08%        0.78%
Strategic Income ..........................    0.73%          N/A         0.46%        1.19%
Global Bond ...............................    0.70%          N/A         0.10%        0.80%
Investment Quality Bond ...................    0.60%          N/A         0.09%        0.69%
Total Return ..............................    0.70%          N/A         0.05%        0.75%
Real Return Bond ..........................    0.70%          N/A         0.07%        0.77%
Bond Index B /G/ ..........................    0.47%          N/A         0.03%        0.50%
Core Bond .................................    0.69%          N/A         0.21%        0.90%
Active Bond ...............................    0.61%          N/A         0.04%        0.65%

                                        Management                  Other         Total
Portfolio                                  Fees      12b-1 Fees   Expenses   Annual Expenses
---------                               ----------   ----------   --------   ---------------
U.S. Government Securities ..........      0.62%         N/A        0.07%         0.69%
Short-Term Bond .....................      0.58%         N/A        0.05%         0.63%
Money Market B /G/ ..................      0.49%         N/A        0.04%         0.53%
Lifestyle Aggressive 1000/B/ ........      0.05%         N/A        1.02%         1.07%
Lifestyle Growth 820/B/ .............      0.05%         N/A        0.95%         1.00%
Lifestyle Balanced 640/B/ ...........      0.05%         N/A        0.90%         0.95%
Lifestyle Moderate 460/B/ ...........      0.05%         N/A        0.87%         0.92%
Lifestyle Conservative 280/B/ .......      0.05%         N/A        0.79%         0.84%

/A/ The Adviser has voluntarily agreed to waive a portion of its advisory fee for the Science & Technology, Health Sciences, the Blue Chip Growth and the Equity-Income portfolios. The waiver is based on the combined assets of these portfolios and the Small Company Value portfolio. Once these combined assets exceed specified amounts, the fee reduction is increased.

The fee reductions are applied to the advisory fees of each of the four portfolios. This voluntary fee waiver may be terminated at any time by the Adviser. If such advisory fee waiver were reflected, it is estimated that the advisory fees for these portfolios would have been as follows:

Science & Technology .........   1.01%
Health Sciences ..............   1.02%
Blue Chip Growth .............   0.79%
Equity-Income ................   0.78%
Mid Value ....................   0.98%
Small Company Value ..........   1.01%

/B/ Each of the Lifestyle Trusts may invest in all the other Trust portfolios except the American Growth Trust, the American International Trust, the American Blue Chip Income and Growth Trust and the American Growth-Income Trust.

"Other Expenses" reflects the expenses of the underlying portfolios as well as the expenses of the Lifestyle Trust. The Adviser is currently paying a portion of the expenses of each Lifestyle Trust. The expenses above do not reflect this expense reimbursement.

If such expense reimbursement were reflected, it is estimated that "Other Expenses" and "Total Annual Expenses" would be:

                                      Other         Total
                                    Expenses   Annual Expenses
                                    --------   --------------
Lifestyle Aggressive 1000 .......     1.01%         1.06%
Lifestyle Growth 820 ............     0.94%         0.99%
Lifestyle Balanced 640 ..........     0.89%         0.94%
Lifestyle Moderate 460 ..........     0.86%         0.91%
Lifestyle Conservative 280 ......     0.78%         0.83%

This voluntary expense reimbursement may be terminated at any time.

/C/ For certain portfolios, the Adviser reduces its advisory fee or reimburses the portfolio if the total of all expenses (excluding advisory fees, Rule 12b-1 fees, transfer agency fees, blue sky fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the portfolio's business) exceed certain annual rates. In the case of the Small Company, U.S. Global Leaders Growth, and Classic Value portfolios, the Adviser reimbursed the portfolio for certain expenses for the year ended December 31, 2004. If such expense reimbursement were reflected, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be:

                                                          Total
                                    Other Expenses   Annual Expenses
                                    --------------   ---------------
Small Company ...................        0.49%            1.54%
U.S. Global Leaders Growth ......        0.50%            1.21%
Classic Value ...................        0.50%            1.37%

These voluntary expense reimbursements may be terminated at any time.

/D/ Effective December 9, 2003, due to a decrease in the subadvisory fees for the Global and International Value portfolios, the Adviser voluntarily agreed to waive its advisory fees so that the amount retained by the Adviser after payment of the subadvisory fees for each such portfolio does not exceed 0.35% of the portfolio's average net assets. For the year ended December 31, 2004, the effective annual advisory fee for the Global and International Value portfolios was 0.80% and 0.80%, respectively. These advisory fee waivers may be rescinded at any time.

/E/ Reflects the aggregate annual operating expenses of Series I of each portfolio and its corresponding master fund of the American Fund Insurance Series. In the case of the American Growth, American International, American Blue Income and Growth, and American Growth-Income portfolio, during the year ended December 31, 2004, Capital Research Management Company (the adviser to the American Growth, American International, American Blue Income and Growth, and American Growth-Income portfolios) voluntarily reduced investment advisory fees to rate provided by amended agreement effective April 1, 2004. If such fee waiver had been reflected, the advisory fee would be 0.34%, 0.53%, 0.44%, 0.28% and Total Trust Annual Expenses would be 0.97%, 1.21%, 1.09%, and 0.91%.

/F/ The Adviser has voluntarily agreed to reduce its advisory fee for the Financial Services and Fundamental Value portfolios to the amounts shown below. These advisory fee waivers may be terminated at any time.

                                                    Between $50 million    Excess Over
Portfolio                      First $50 million*    and $500 million*    $500 million*
----------------------------   ------------------   -------------------   -------------
Financial Services .........          0.85%                0.80%              0.75%
Fundamental Value ..........          0.85%                0.80%              0.75%

*    as a percentage of average annual net assets.

If such advisory fee waiver were reflected, it is estimated that the advisory fees for these portfolios would have been as follows:

Financial Services .........   0.83%
Fundamental Value ..........   0.79%

/G/ The Trust sells these portfolios only to certain variable life insurance and variable annuity separate accounts of John Hancock Life Insurance Company and its affiliates. Each portfolio is subject to an expense cap pursuant to an agreement between the Trust and the Adviser. The fees in the table reflect such expense cap. The expense cap is as follows: the Adviser has agreed to waive its advisory fee (or, if necessary, reimburse expenses of the portfolio) in an amount so that the rate of the portfolio's "Annual Operating Expenses" does not exceed the rate noted in the table under "Total Annual Expenses." The rates noted in the table for each portfolio reflect a fee waiver (or expense reimbursement) equal to 0.25% of the portfolio's average net assets. A portfolio's "Annual Operating Expenses" includes all of its operating expenses including advisory fees and Rule 12b-1 fees, but excludes taxes, brokerage commissions, interest, litigation and indemnification expenses and extraordinary expenses of the portfolio not incurred in the ordinary course of the portfolio`s business. Under the Agreement, the Adviser's obligation to provide the expense cap with respect to a particular portfolio terminates only if the Trust, without the prior written consent of the Adviser, sells shares of the portfolio to (or has shares of the portfolio held by) any person other than the variable life insurance or variable annuity insurance separate accounts of John Hancock Life Insurance Company or any of its affiliates that are specified in the agreement.

/H/ The PIMCO VIT All Asset Portfolio may invest in any of a number of underlying funds offered by the PIMCO Funds (the "PIMS Funds"). Underlying PIMS Fund expenses for the portfolio are estimated based upon an allocation of the portfolio's assets among the underlying PIMS Funds and upon the total annual operating expenses of the Institutional Class shares of these underlying PIMS Funds. Underlying PIMS Fund expenses will vary with changes in the expenses of the underlying PIMS Funds, as well as allocation of the portfolio's assets, and may be higher or lower than those shown above. The underlying PIMS Fund net operating expenses for the most recent fiscal year range from 0.32% to 0.85%. PIMCO has contractually agreed, for the portfolio's current fiscal year, to reduce its Advisory Fee to the extent that the underlying PIMS Fund Expenses attributable to Advisory and Administrative Fees exceed 0.60%. PIMCO may recoup these waivers in future periods, not exceeding three years, provided total expenses, including each recoupment, do not exceed the annual expense limit.

                              DETAILED INFORMATION

This section of the prospectus provides additional detailed information that is not contained in the Summary of Benefits and Risks section on pages 5 through 7.

Your Investment Options

     The assets of each sub-account of the Account (except those invested in the American Growth, American International, American Blue Chip Income and Growth, American Growth-Income and PIMCO All Asset portfolios) are invested in the NAV shares of a corresponding investment portfolio of the John Hancock Trust (the "Trust"). The Trust is registered under the 1940 Act as an open-end management investment company. John Hancock Investment Management Services, LLC ("JHIMS LLC") (formerly, Manufacturers Securities Services, LLC) provides investment advisory services to the Trust and receives investment management fees for doing so. JHIMS LLC pays a portion of its investment management fees to sub-investment advisors that actually manage the portfolio assets. These sub-investment managers are the entities identified in the table below as "Portfolio Managers." Our affiliates own JHIMS LLC and, therefore, we indirectly benefit from any investment management fees JHIMS LLC retains.

     Each of the American Growth, American International, American Growth-Income and American Blue Chip Income and Growth subaccounts invests in Series I shares of the corresponding investment portfolio of the Trust and are subject to a 0.60% Rule 12b-1 fee.

     The PIMCO VIT All Asset portfolio is a series of the PIMCO Variable Insurance Trust (the "PIMCO Trust") which is registered under the 1940 Act as an open-end management investment company. The assets of the PIMCO VIT All Asset subaccount are invested in Class M shares of the PIMCO VIT All Asset portfolio which is subject to a 0.25% Rule 12b-1 fee.The PIMCO Trust receives investment advisory services from Pacific Investment Management Company LLC ("PIMCO") and pays investment management fees to PIMCO.

     In this prospectus, the Trust and the PIMCO Trust are each referred to as a "Series Fund" and are collectively referred to as the "Series Funds". In this prospectus the various series of the Series Funds are referred to as "funds" or "portfolios". In the prospectuses for the Series Funds, the series may be referred to by other terms such as "trusts" or "series".

     The portfolios pay us or certain of our affiliates compensation for some of the distribution, administrative, shareholder support, marketing and other services we or our affiliates provide to the portfolios. The amount of this compensation is based on a percentage of the assets of the portfolios attributable to the variable insurance products that we and our affiliates issue. These percentages may differ from portfolio to portfolio and amoung classes of shares within a portfolio. In a few cases, the compensation is derived from the Rule 12b-1 fees which are deducted from a portfolio's assets for the services we or our affiliates provide to that portfolio. In addition, compensation payments of up to 0.45% of assets may be made by a portfolio's investment advisors or its affiliates. We pay American Funds Distributors, Inc., the principal underwriter for the American Fund Insurance Series, a percentage of some or all of the amounts allocated to the "American" portfolios of the Trust for the marketing support services it provides (see "Distribution of Policies" on page 41). None of these compensation payments, however, result in any charge to you in addition to what is shown in the tables on pages 11 through 14.

     The following table contains a general description of the portfolios that underlie the variable investment options we make available under the policy. You can find a full description of each portfolio, including the investment objectives, policies and restrictions of, and the risks relating to investment in the portfolio, in the prospectus for that portfolio. You should read the portfolio's prospectus carefully before investing in the corresponding variable investment option.

-------------------------------------------------------------------------------------------------------------------------------
Portfolio                     Portfolio Manager                    Investment Description
-------------------------------------------------------------------------------------------------------------------------------
Science & Technology          T. Rowe Price Associates, Inc.       Seeks long-term growth of capital by investing, under normal market condition, at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of
                                                                   companies expected to benefit from the development,
                                                                   advancement, and use of science and technology. Current
                                                                   income is incidental to the portfolio's objective.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Portfolio                     Portfolio Manager                    Investment Description
-------------------------------------------------------------------------------------------------------------------------------
Pacific Rim                   MFC Global Investment                Seeks long-term growth of capital by investing in a
                              Management (U.S.A.) Limited          diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations
                                                                   domiciled in countries in the Pacific Rim region.
-------------------------------------------------------------------------------------------------------------------------------
Health Sciences               T. Rowe Price Associates, Inc.       Seeks long-term capital appreciation by investing, under
                                                                   normal market conditions, at least 80% of its net assets
                                                                   (plus any borrowings for investment purposes) in common
                                                                   stocks of companies engaged in the research, development,
                                                                   production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed "health sciences").
-------------------------------------------------------------------------------------------------------------------------------
Emerging Growth               MFC Global Investment                Seeks superior long-term rates of return through capital
                              Management (U.S.A.) Limited          appreciation by investing, under normal circumstances,
                                                                   primarily in high quality securities and convertible
                                                                   instruments of small-cap U.S. companies.
-------------------------------------------------------------------------------------------------------------------------------
Small Cap Growth              Wellington Management Company,       Seeks long-term capital appreciation by investing, under
                              LLP                                  normal market conditions, primarily in small-cap companies that are believed to offer above average potential for
                                                                   growth in revenues and earnings.
-------------------------------------------------------------------------------------------------------------------------------
Emerging Small Company        Franklin Advisers, Inc.              Seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in common stock equity securities of companies with market capitalizations that
                                                                   approximately match the range of capitalization of the
                                                                   Russell 2000 Growth Index* ("small cap stocks") at the time of purchase.
-------------------------------------------------------------------------------------------------------------------------------
Small Cap                     Independence Investment LLC          Seeks maximum capital appreciation consistent with
                                                                   reasonable risk to principal by investing, under normal
                                                                   market conditions, at least 80% of its net assets in equity securities of companies whose market capitalization is under
                                                                   $2 billion.
-------------------------------------------------------------------------------------------------------------------------------
Small Cap Index               MFC Global Investment                Seeks to approximate the aggregate total return of a small
                              Management (U.S.A.) Limited          cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.
-------------------------------------------------------------------------------------------------------------------------------
Small Company                 American Century Investment          Seeks long-term capital growth by investing, under normal
                              Management, Inc.                     market conditions, primarily in equity securities of
                                                                   smaller- capitalization U.S. companies. The subadviser uses quantitative, computer-driven models to construct the
                                                                   portfolio of stocks for the Small Company Trust.
-------------------------------------------------------------------------------------------------------------------------------
Dynamic Growth                Deutsche Asset Management Inc.       Seeks long-term growth of capital by investing in stocks and other equity securities of medium-sized U.S. companies with strong growth potential.
-------------------------------------------------------------------------------------------------------------------------------
Mid Cap Stock                 Wellington Management Company,       Seeks long-term growth of capital by investing primarily in
                              LLP                                  equity securities of mid-size companies with significant
                                                                   capital appreciation potential.
-------------------------------------------------------------------------------------------------------------------------------
Natural Resources             Wellington Management Company,       Seeks long-term total return by investing, under normal
                              LLP                                  market conditions, primarily in equity and equity-related
                                                                   securities of natural resource-related companies worldwide.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Portfolio                     Portfolio Manager                    Investment Description
-------------------------------------------------------------------------------------------------------------------------------
All Cap Growth                AIM Capital Management, Inc.         Seeks long-term capital appreciation by investing the
                                                                   portfolio's assets under normal market conditions,
                                                                   principally in common stocks of companies that are likely to benefit from new or innovative products, services or
                                                                   processes, as well as those that have experienced above
                                                                   average, long-term growth in earnings and have excellent
                                                                   prospects for future growth.
-------------------------------------------------------------------------------------------------------------------------------
Strategic Opportunities       Fidelity Management & Research       Seeks growth of capital by investing primarily in common
                              Company                              stocks. Investments may include securities of domestic and foreign issuers, and growth or value stocks or a combination of both.
-------------------------------------------------------------------------------------------------------------------------------
Financial Services            Davis Advisors                       Seeks growth of capital by investing primarily in common
                                                                   stocks of financial companies. During normal market
                                                                   conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) are invested in
                                                                   companies that are principally engaged in financial
                                                                   services. A company is "principally engaged" in financial
                                                                   services if it owns financial services-related assets
                                                                   constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its
                                                                   provision of financial services.
-------------------------------------------------------------------------------------------------------------------------------
International Opportunities   Marisco Capital Management, LLC      Seeks long-term growth of capital by investing, under normal market conditions, at least 65% of its assets in common
                                                                   stocks of foreign companies that are selected for their
                                                                   long-term growth potential. The portfolio may invest in
                                                                   companies of any size throughout the world. The portfolio
                                                                   normally invests in issuers from at least three different
                                                                   countries not including the U.S. The portfolio may invest in common stocks of companies operating in emerging markets.
-------------------------------------------------------------------------------------------------------------------------------
International Stock           Deutsche Asset Management            Seeks long-term growth of capital by investing in stocks and
                              Investment Services Ltd.             other securities with equity characteristics of companies
                                                                   located in the developed countries that make up the MSCI
                                                                   EAFE Index.
-------------------------------------------------------------------------------------------------------------------------------
International Small Cap       Templeton Investment Counsel, Inc.   Seeks capital appreciation by investing primarily in the
                                                                   common stock of companies located outside the U.S. which
                                                                   have total stock market capitalization or annual revenues of
                                                                   $1.5 billion or less ("small company securities").
-------------------------------------------------------------------------------------------------------------------------------
International Equity Index B  SSgA Funds Management, Inc.          Seeks to track the performance of a broad-based equity index of foreign companies primarily in developed countries and, to a lesser extent, in emerging market countries by
                                                                   investing, under normal market conditions, at least 80% of its assets in securities listed in the Morgan Stanley
                                                                   Capital International All Country World Excluding U.S.
                                                                   Index.
-------------------------------------------------------------------------------------------------------------------------------
Overseas Equity               Capital Guardian Trust Company       Seeks long-term capital appreciation by investing, under
                                                                   normal market conditions, at least 80% of its assets in
                                                                   equity securities of companies outside the U.S. in a
                                                                   diversified mix of large established and medium-sized
                                                                   foreign companies located primarily in developed countries and, to a lesser extent, in emerging markets.
-------------------------------------------------------------------------------------------------------------------------------
American International        Capital Research Management          Invests all of its assets in Class 2 shares of the
                              Company                              International Fund, a series of American Fund Insurance
                                                                   Series. The International Fund invests primarily in common stocks of companies located outside the United States.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Portfolio                     Portfolio Manager                    Investment Description
-------------------------------------------------------------------------------------------------------------------------------
International Value           Templeton Investment Counsel, Inc.   Seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of
                                                                   companies located outside the U.S., including emerging
                                                                   markets.
-------------------------------------------------------------------------------------------------------------------------------
Quantitative Mid Cap          MFC Global Investment                Seeks long-term growth of capital by investing, under normal
                              Management (U.S.A.) Limited          market conditions, at least 80% of its total assets (plus
                                                                   any borrowings for investment purposes) in U.S. mid-cap
                                                                   stocks, convertible preferred stocks, convertible bonds and warrants.
-------------------------------------------------------------------------------------------------------------------------------
Mid Cap Index                 MFC Global Investment                Seeks to approximate the aggregate total return of a mid cap
                              Management (U.S.A.) Limited          U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index*.
-------------------------------------------------------------------------------------------------------------------------------
Mid Cap Core                  AIM Capital Management, Inc.         Seeks long-term growth of capital by investing, normally, at least 80% of its assets in equity securities, including
                                                                   convertible securities, of mid-capitalization companies.
-------------------------------------------------------------------------------------------------------------------------------
Global                        Templeton Global Advisors Limited    Seeks long-term capital appreciation by investing, under
                                                                   normal market conditions, at least 80% of its net assets
                                                                   (plus any borrowings for investment purposes) in equity
                                                                   securities of companies located anywhere in the world,
                                                                   including emerging markets.
-------------------------------------------------------------------------------------------------------------------------------
Capital Appreciation          Jennison Associates LLC              Seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the subadviser believes have above-average growth prospects.
                                                                   These companies are generally medium-to-large capitalization companies.
-------------------------------------------------------------------------------------------------------------------------------
American Growth               Capital Research Management          Invests all of its assets in Class 2 shares of the Growth
                              Company                              Fund, a series of American Fund Insurance Series. The Growth
                                                                   Fund invests primarily in common stocks of companies that
                                                                   appear to offer superior opportunities for growth of
                                                                   capital.
-------------------------------------------------------------------------------------------------------------------------------
U.S. Global Leaders Growth    Sustainable Growth Advisers, L.P.    Seeks long-term growth of capital by investing, under normal market conditions, primarily in common stocks of "U.S.
                                                                   Global Leaders."
-------------------------------------------------------------------------------------------------------------------------------
Quantitative All Cap          MFC Global Investment                Seeks long-term growth of capital by investing, under normal
                              Management (U.S.A.) Limited          circumstances, primarily in equity securities of U.S.
                                                                   companies. The portfolio will generally focus on equity
                                                                   securities of U.S. companies across the three market
                                                                   capitalization ranges of large, mid and small.
-------------------------------------------------------------------------------------------------------------------------------
All Cap Core                  Deutsche Asset Management Inc.       Seeks long-term growth of capital by investing primarily in common stocks and other equity securities within all asset classes (small, mid and large cap) primarily those within
                                                                   the Russell 3000 Index.
-------------------------------------------------------------------------------------------------------------------------------
Large Cap Growth              Fidelity Management & Research       Seeks long-term growth of capital by investing, under normal
                              Company                              market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies with large market capitalizations.
-------------------------------------------------------------------------------------------------------------------------------
Total Stock Market Index      MFC Global Investment                Seeks to approximate the aggregate total return of a broad
                              Management (U.S.A.) Limited          U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index*.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Portfolio                     Portfolio Manager                    Investment Description
-------------------------------------------------------------------------------------------------------------------------------
Blue Chip Growth              T. Rowe Price Associates, Inc.       Seeks to achieve long-term growth of capital (current income is a secondary objective) by investing, under normal market conditions, at least 80% of the portfolio's total assets in the common stocks of large and medium-sized blue chip growth companies. Many of the stocks in the portfolio are expected to pay dividends.
-------------------------------------------------------------------------------------------------------------------------------
U.S. Large Cap                Capital Guardian Trust Company       Seeks long-term growth of capital and income by investing
                                                                   the portfolio's assets, under normal market conditions,
                                                                   primarily in equity and equity-related securities of
                                                                   companies with market capitalization greater than $500
                                                                   million.
-------------------------------------------------------------------------------------------------------------------------------
Core Equity                   Legg Mason Funds Management,         Seeks long-term capital growth by investing, under normal
                              Inc.                                 market conditions, primarily in equity securities that, in the subadviser's opinion, offer the potential for capital
                                                                   growth. The subadviser Seeks to purchase securities at large discounts to the subadviser's assessment of their intrinsic value.
-------------------------------------------------------------------------------------------------------------------------------
Strategic Value               Massachusetts Financial Services     Seeks capital appreciation by investing, under normal market
                              Company                              conditions, at least 65% of its net assets in common stocks and related securities of companies which the subadviser
                                                                   believes are undervalued in the market relative to their
                                                                   long term potential.
-------------------------------------------------------------------------------------------------------------------------------
Large Cap Value               Mercury Advisors                     Seeks long-term growth of capital by investing, under normal market conditions, primarily in a diversified portfolio of equity securities of large cap companies located in the U.S.
-------------------------------------------------------------------------------------------------------------------------------
Classic Value                 Pzena Investment Management,         Seeks long-term growth of capital by investing, under normal
                              LLC                                  market conditions, at least 80% of its net assets in
                                                                   domestic equity securities.
-------------------------------------------------------------------------------------------------------------------------------
Utilities                     Massachusetts Financial Services     Seeks capital growth and current income (income above that
                              Company                              available from a portfolio invested entirely in equity
                                                                   securities) by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in equity and debt securities of
                                                                   domestic and foreign companies in the utilities industry.
-------------------------------------------------------------------------------------------------------------------------------
Real Estate Securities        Deutsche Asset Management Inc.       Seeks to achieve a combination of long-term capital
                                                                   appreciation and current income by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of real estate investment trusts ("REITS") and real estate
                                                                   companies.
-------------------------------------------------------------------------------------------------------------------------------
Small Cap Opportunities       Munder Capital Management            Seeks long-term capital appreciation by investing, under
                                                                   normal circumstances, at least 80% of its assets in equity securities of companies with market capitalizations within the range of the companies in the Russell 2000 Index.
-------------------------------------------------------------------------------------------------------------------------------
Small Cap Value               Wellington Management Company,       Seeks long-term capital appreciation by investing, under
                              LLP                                  normal market conditions, at least 80% of its assets in
                                                                   small-cap companies that are believed to be undervalued by various measures and offer good prospects for capital
                                                                   appreciation.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Portfolio                     Portfolio Manager                    Investment Description
-------------------------------------------------------------------------------------------------------------------------------
Small Company Value           T. Rowe Price Associates, Inc.       Seeks long-term growth of capital by investing, under normal market conditions, primarily in small companies whose common stocks are believed to be undervalued. Under normal market conditions, the portfolio will invest at least 80% of its
                                                                   net assets (plus any borrowings for investment purposes) in companies with a market capitalization that do not exceed
                                                                   the maximum market capitalization of any security in the
                                                                   Russell 2000 Index* at the time of purchase.
-------------------------------------------------------------------------------------------------------------------------------
Special Value                 Salomon Brothers Asset               Seeks long-term capital growth by investing, under normal
                              Management Inc.                      circumstances, at least 80% of its net assets in common
                                                                   stocks and other equity securities of companies whose market capitalization at the time of investment is no greater than the market capitalization of companies in the Russell 2000
                                                                   Value Index.
-------------------------------------------------------------------------------------------------------------------------------
Mid Value                     T. Rowe Price Associates, Inc.       Seeks long-term capital appreciation by investing, under
                                                                   normal market conditions, primarily in a diversified mix of common stocks of mid size U.S. companies that are believed to be undervalued by various measures and offer good
                                                                   prospects for capital appreciation.
-------------------------------------------------------------------------------------------------------------------------------
Mid Cap Value                 Lord, Abbett & Co                    Seeks capital appreciation by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in mid-sized
                                                                   companies, with market capitalization of roughly $500
                                                                   million to $10 billion.
-------------------------------------------------------------------------------------------------------------------------------
Value                         Van Kampen                           Seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable
                                                                   risk, by investing primarily in equity securities of
                                                                   companies with capitalizations similar to the market
                                                                   capitalization of companies in the Russell Midcap Value
                                                                   Index.
-------------------------------------------------------------------------------------------------------------------------------
All Cap Value                 Lord, Abbett & Co                    Seeks capital appreciation by investing in equity securities of U.S. and multinational companies in all capitalization
                                                                   ranges that the subadviser believes are undervalued.
-------------------------------------------------------------------------------------------------------------------------------
Growth & Income II            Independence Investment LLC          Seeks income and long-term capital appreciation by
                                                                   investing, under normal market conditions, primarily in a
                                                                   diversified mix of common stocks of large U.S. companies.
-------------------------------------------------------------------------------------------------------------------------------
500 Index B                   MFC Global Investment Management     Seeks to approximate the aggregate total return of a broad
                              (U.S.A.) Limited                     U.S. domestic equity market index investing, under normal
                                                                   market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in (a) the common stocks that are included in the S & P 500 Index and (b) securities
                                                                   (which may or may not be included in the S & P 500 Index)
                                                                   that MFC Global (U.S.A.) believes as a group will behave in a manner similar to the index.
-------------------------------------------------------------------------------------------------------------------------------
Fundamental Value             Davis Advisors                       Seeks growth of capital by investing, under normal market
                                                                   conditions, primarily in common stocks of U.S. companies
                                                                   with market capitalizations of at least $5 billion that the subadviser believes are undervalued. The portfolio may also invest in U.S. companies with smaller capitalizations.
-------------------------------------------------------------------------------------------------------------------------------
Growth & Income               Wellington Management Company, LLP   Seeks long-term growth of capital and income, consistent
                                                                   with prudent investment risk, by investing primarily in a
                                                                   diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Portfolio                     Portfolio Manager                    Investment Description
-------------------------------------------------------------------------------------------------------------------------------
Large Cap                     UBS Global Asset Management          Seeks to maximize total return, consisting of capital
                                                                   appreciation and current income by investing, under normal circumstances, at least 80% of its net assets (plus
                                                                   borrowings for investment purposes, if any) in equity
                                                                   securities of U.S. large capitalization companies.
-------------------------------------------------------------------------------------------------------------------------------
Quantitative Value            MFC Global Investment Management     Seeks long-term capital appreciation by investing primarily
                              (U.S.A.) Limited                     in large-cap U.S. securities with the potential for
                                                                   long-term growth of capital.
-------------------------------------------------------------------------------------------------------------------------------
American Growth -Income       Capital Research Management Company  Invests all of its assets in Class 2 shares of the Growth-
                                                                   Income Fund, a series of American Fund Insurance Series. The
                                                                   Growth-Income Fund invests primarily in common stocks or
                                                                   other securities which demonstrate the potential for
                                                                   appreciation and/or dividends.
-------------------------------------------------------------------------------------------------------------------------------
Equity-Income                 T. Rowe Price Associates, Inc.       Seeks to provide substantial dividend income and also long-
                                                                   term capital appreciation by investing primarily in
                                                                   dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing
                                                                   dividends and capital appreciation.
-------------------------------------------------------------------------------------------------------------------------------
American Blue Chip Income     Capital Research Management          Invests all of its assets in Class 2 shares of the Blue Chip
and Growth                    Company                              Income and Growth Fund, a series of American Fund Insurance
                                                                   Series. The Blue Chip Income and Growth Fund invests
                                                                   primarily in common stocks of larger, more established
                                                                   companies based in the U.S. with market capitalizations of
                                                                   $4 billion and above.
-------------------------------------------------------------------------------------------------------------------------------
Income & Value                Capital Guardian Trust Company       Seeks the balanced accomplishment of (a) conservation of
                                                                   principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-
                                                                   income securities. The subadviser has full discretion to
                                                                   determine the allocation between equity and fixed income
                                                                   securities.
-------------------------------------------------------------------------------------------------------------------------------
Managed                       Independence Investment LLC          Seeks income and long-term capital appreciation by investing
                              Capital Guardian Trust Company       primarily in a diversified mix of: (a) common stocks of
                              Declaration Management & Research    large and mid sized U.S. companies, and (b) bonds with an
                              LLC                                  overall intermediate term average maturity.
-------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT All Asset (only     Pacific Investment Management        Invests primarily in a diversified mix of: (a) common stocks
Class M is available for      Company                              of large and mid sized U.S. companies, and (b) bonds with an
sale)                                                              overall intermediate term average maturity.
-------------------------------------------------------------------------------------------------------------------------------
Global Allocation             UBS Global Asset Management          Seeks total return, consisting of long-term capital
                                                                   appreciation and current income, by investing in equity and fixed income securities of issuers located within and
                                                                   outside the U.S.
-------------------------------------------------------------------------------------------------------------------------------
High Yield                    Salomon Brothers Asset Management    Seeks to realize an above-average total return over a market
                              Inc.                                 cycle of three to five years, consistent with reasonable
                                                                   risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.
-------------------------------------------------------------------------------------------------------------------------------
U.S. High Yield Bond          Wells Fargo Fund Management, LLC     Seeks total return with a high level of current income by
                                                                   investing, under normal market conditions, primarily in
                                                                   below investment-grade debt securities (sometimes referred to as "junk bonds" or high yield securities). The portfolio also invests in corporate debt securities and may buy
                                                                   preferred and other convertible securities and bank loans.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Portfolio                     Portfolio Manager                    Investment Description
-------------------------------------------------------------------------------------------------------------------------------
Strategic Bond                Salomon Brothers Asset               Seeks a high level of total return consistent with
                              Management Inc.                      preservation of capital by giving its subadviser broad
                                                                   discretion to deploy the portfolio's assets among certain
                                                                   segments of the fixed income market as the subadviser
                                                                   believes will best contribute to achievement of the
                                                                   portfolio's investment objective.
-------------------------------------------------------------------------------------------------------------------------------
Strategic Income              John Hancock Advisers, LLC           Seeks a high level of current income by investing, under
                                                                   normal market conditions, primarily in foreign government
                                                                   and corporate debt securities from developed and emerging
                                                                   markets; U.S. Government and agency securities; and U.S.
                                                                   high yield bonds.
-------------------------------------------------------------------------------------------------------------------------------
Global Bond                   Pacific Investment Management        Seeks to realize maximum total return, consistent with
                              Company                              preservation of capital and prudent investment management by investing the portfolio's assets primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S.
                                                                   dollar.
-------------------------------------------------------------------------------------------------------------------------------
Investment Quality Bond       Wellington Management Company,       Seeks a high level of current income consistent with the
                              LLP                                  maintenance of principal and liquidity, by investing in a
                                                                   diversified portfolio of investment grade bonds and tends to focus its investment on corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The
                                                                   portfolio may also invest up to 20% of its assets in
                                                                   non-investment grade fixed income securities.
-------------------------------------------------------------------------------------------------------------------------------
Total Return                  Pacific Investment Management        Seeks to realize maximum total return, consistent with
                              Company                              preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average
                                                                   portfolio duration will normally vary within a three- to
                                                                   six- year time frame based on the subadviser's forecast for interest rates.
-------------------------------------------------------------------------------------------------------------------------------
Real Return Bond              Pacific Investment Management        Seeks maximum return, consistent with preservation of
                              Company                              capital and prudent investment management by investing,
                                                                   under normal market conditions, at least 80% of its net
                                                                   assets in inflation-indexed bonds of varying maturities
                                                                   issued by the U.S. and non-U.S. governments and by
                                                                   corporations.
-------------------------------------------------------------------------------------------------------------------------------
Bond Index B                  Declaration Management &             Seeks to track the performance of the Lehman Brothers
                              Research                             Aggregate Index (which represents the U.S. investment grade bond market) by investing, under normal market conditions, at least 80% of its assets in securities listed in the
                                                                   Lehman Index.
-------------------------------------------------------------------------------------------------------------------------------
Core Bond                     Wells Fargo Fund Management,         Seeks total return consisting of income and capital
                              LLC                                  appreciation by investing, under normal market conditions, in a broad range of investment-grade debt securities. The
                                                                   subadviser invests in debt securities that the subadviser
                                                                   believes offer attractive yields and are undervalued
                                                                   relative to issues of similar credit quality and interest
                                                                   rate sensitivity. From time to time, the portfolio may also invest in unrated bonds that the subadviser believes are
                                                                   comparable to investment-grade debt securities. Under normal circumstances, the subadviser expects to maintain an overall effective duration range between 4 and 5 1/2 years.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Portfolio                     Portfolio Manager                    Investment Description
-------------------------------------------------------------------------------------------------------------------------------
Active Bond                   Declaration Management &             Seeks income and capital appreciation by investing at least
                              Research LLC John Hancock            80% of its assets in a diversified mix of debt securities
                              Advisers, LLC                        and instruments.
-------------------------------------------------------------------------------------------------------------------------------
U.S. Government Securities    Salomon Brothers Asset               Seeks a high level of current income consistent with
                              Management Inc.                      preservation of capital and maintenance of liquidity, by
                                                                   investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as
                                                                   collateralized mortgage obligations backed by such
                                                                   securities.
-------------------------------------------------------------------------------------------------------------------------------
Short-Term Bond               Declaration Management &             Seeks income and capital appreciation by investing at least
                              Research LLC                         80% of its assets in a diversified mix of debt securities
                                                                   and instruments.
-------------------------------------------------------------------------------------------------------------------------------
Money Market B                MFC Global Investment                Seeks to obtain maximum current income consistent with
                              Management (U.S.A.) Limited          preservation of principal and liquidity by investing in high quality, U.S. Dollar denominated money market instruments.
-------------------------------------------------------------------------------------------------------------------------------
Lifestyle Aggressive 1000     MFC Global Investment                Seeks to provide long-term growth of capital (current income
                              Management (U.S.A.) Limited          is not a consideration) by investing 100% of the Lifestyle
                              Deutsche Asset Management Inc.       Trust's assets in other portfolios of the Trust ("Underlying
                                                                   Portfolios") which invest primarily in equity securities.
-------------------------------------------------------------------------------------------------------------------------------
Lifestyle Growth 820          MFC Global Investment                Seeks to provide long-term growth of capital with
                              Management (U.S.A.) Limited          consideration also given to current income by investing
                              Deutsche Asset Management Inc.       approximately 20% of the Lifestyle Trust's assets in
                                                                   Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying
                                                                   Portfolios which invest primarily in equity securities.
-------------------------------------------------------------------------------------------------------------------------------
Lifestyle Balanced 640        MFC Global Investment                Seeks to provide a balance between a high level of current
                              Management (U.S.A.) Limited          income and growth of capital with a greater emphasis given
                              Deutsche Asset Management Inc.       to capital growth by investing approximately 40% of the
                                                                   Lifestyle Trust's assets in Underlying Portfolios which
                                                                   invest primarily in fixed income securities and
                                                                   approximately 60% of its assets in Underlying Portfolios
                                                                   which invest primarily in equity securities.
-------------------------------------------------------------------------------------------------------------------------------
Lifestyle Moderate 460        MFC Global Investment                Seeks to provide a balance between a high level of current
                              Management (U.S.A.) Limited          income and growth of capital with a greater emphasis given
                              Deutsche Asset Management Inc.       to current income by investing approximately 60% of the
                                                                   Lifestyle Trust's assets in Underlying Portfolios which
                                                                   invest primarily in fixed income securities and
                                                                   approximately 40% of its assets in Underlying Portfolios
                                                                   which invest primarily in equity securities.
-------------------------------------------------------------------------------------------------------------------------------
Lifestyle Conservative 280    MFC Global Investment                Seeks to provide a high level of current income with some
                              Management (U.S.A.) Limited          consideration also given to growth of capital by investing
                              Deutsche Asset Management Inc.       approximately 80% of the Lifestyle Trust's assets in
                                                                   Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying
                                                                   Portfolios which invest primarily in equity securities.
-------------------------------------------------------------------------------------------------------------------------------

*"Standard & Poor's (Reg. TM)," "S&P 500 (Reg. TM)," "Standard and Poor's 500 (Reg. TM)" and "S&P Mid Cap 400 (Reg. TM)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000 (Reg. TM)," "Russell 2000 (Reg. TM) Growth" and "Russell 3000 (Reg. TM)" are trademarks of Frank Russell Company. "Wilshire 5000 (Reg. TM)" is a trademark of Wilshire Associates. "MSCI All Country World ex US Index" and "EAFE (Reg. TM)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.

     You bear the investment risk of any portfolio you choose as an investment option for your contract. A full description of each portfolio, including the investment objectives, policies and restrictions of, and the risks relating to investments in, each portfolio is contained in the portfolio prospectuses. The portfolio prospectuses should be read carefully before allocating purchase payments to a sub-account.

     If the shares of a portfolio are no longer available for investment or in our judgment investment in a portfolio becomes inappropriate, we may eliminate the shares of a portfolio and substitute shares of another portfolio of the Trust or another open-end registered investment company. Substitution may be made with respect to both existing investments and the investment of future purchase payments. However, we will make no such substitution without first notifying you and obtaining approval of state regulators and the SEC (to the extent required by applicable law).

     We will purchase and redeem Series Fund shares for the Account at their net asset value without any sales or redemption charges. Shares of a Series Fund represent an interest in one of the funds of the Series Fund which corresponds to a subaccount of the Account. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same fund at their net asset value as of the dates paid.

     On each business day, shares of each fund are purchased or redeemed by us for each subaccount based on, among other things, the amount of net premiums allocated to the subaccount, distributions reinvested, and transfers to, from and among subaccounts, all to be effected as of that date. Such purchases and redemptions are effected at each fund's net asset value per share determined for that same date. A "business day" is any date on which the New York Stock Exchange is open for trading. We compute policy values for each business day as of the close of that day (usually 4:00 p.m. Eastern Time).

     We will vote shares of the portfolios held in the Account at the shareholder meetings according to voting instructions received from persons having the voting interest under the contracts. We will determine the number of portfolio shares for which voting instructions may be given not more than 90 days prior to the meeting. Proxy material will be distributed to each person having the voting interest under the contract together with appropriate forms for giving voting instructions. We will vote all portfolio shares that we hold (including our own shares and those we hold in the Account for contract owners) in proportion to the instructions so received.

     We determine the number of a fund`s shares held in a subaccount attributable to each owner by dividing the amount of a policy's account value held in the subaccount by the net asset value of one share in the fund. Fractional votes will be counted. We determine the number of shares as to which the owner may give instructions as of the record date for a Series Fund's meeting. Owners of policies may give instructions regarding the election of the Board of Trustees or Board of Directors of a Series Fund, ratification of the selection of independent auditors, approval of Series Fund investment advisory agreements and other matters requiring a shareholder vote. We will furnish owners with information and forms to enable owners to give voting instructions.

     However, we may, as permitted by the SEC's rules, disregard voting instructions in certain limited circumstances where compliance with such instructions could cause us to violate requirements of insurance regulatory authorities. You will receive a summary of such action and the reasons of it in the next semi-annual report to owners.

     The voting privileges described above reflect our understanding of applicable Federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements. We also reserve the right, subject to compliance with applicable law, including approval of owners if so required, (1) to transfer assets determined by John Hancock USA to be associated with the class of policies to which your policy belongs from the Account to another separate account or subaccount, (2) to operate the Account as a "management-type investment company" under the 1940 Act, or in any other form permitted by law, the investment adviser of which would be John Hancock USA, (3) to deregister the Account under the 1940 Act, (4) to substitute for the fund shares held by a subaccount any other investment permitted by law, and (5) to take any action necessary to comply with or obtain any exemptions from the 1940 Act. Any such change will be made only if, in our judgement, the change would best serve the interests of owners of policies in your policy class or would be appropriate in carrying out the purposes of such policies. We would notify owners of any of the foregoing changes and, to the extent legally required, obtain approval of affected owners and any regulatory body prior thereto. Such notice and approval, however, may not be legally required in all cases.

Description of John Hancock USA

     We are a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan. We are a licensed life insurance company in the District of

Columbia and all states of the United States except New York. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of John Hancock USA and its subsidiaries. John Hancock USA is one of the largest life insurance companies in North America and ranks among the 60 largest life insurers in the world as measured by assets. However, neither John Hancock USA nor any of its affiliated companies guarantees the investment performance of the Account.

     We have received the following ratings from independent rating agencies:

     A++ A.M. Best
     Superior companies have a very strong ability to meet their obligations; 1st category of 16

     AA+ Fitch
     Very strong capacity to meet policyholder and contract obligations; 2nd category of 22

     AA+ Standard & Poor's
     Very strong financial security characteristics; 2nd category of 21

     Aa2 Moody's
     Excellent in financial strength; 3rd category of 21

     These ratings, which are current as of the date of this prospectus and are subject to change, are assigned as a measure of our ability to honor any guarantees provided by the policy and any applicable optional riders, but do not specifically relate to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.

Description of Separate Account A

     The investment accounts shown on page 1 are in fact subaccounts of Separate Account A (the "Account"), a separate account established under Pennsylvania law and operated by us under Michigan law. The Account meets the definition of "separate account" under the Federal securities laws and is registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision by the Securities and Exchange Commission ("SEC") of the management of the Account or of us.

     The Account's assets are our property. Each policy provides that amounts we hold in the Account pursuant to the policies cannot be reached by any other persons who may have claims against us and can't be used to pay any indebtedness of John Hancock USA other than those arising out of policies that use the Account.

     New subaccounts may be added and made available to policy owners from time to time. Existing subaccounts may be modified or deleted at any time.

The Fixed Account

     Our obligations under any fixed account are backed by our general account assets. Our general account consists of assets owned by us other than those in the Account and in other separate accounts that we may establish. Subject to applicable law, we have sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. Instead, we guarantee that the policy value allocated to any fixed account will accrue interest daily at an effective annual rate that we determine without regard to the actual investment experience of the general account. We currently offer only one fixed account -- the standard fixed account. The effective annual rate we declare for the standard fixed account will never be less than 3%. We reserve the right to offer one or more additional fixed accounts with characteristics that differ from those of the current fixed account, but we are under no obligation to do so.

     Because of exemptive and exclusionary provisions, interests in our fixed account have not been and will not be registered under the Securities Act of 1933 and our general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to any fixed account. Disclosure regarding fixed accounts may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

The Death Benefit

     In your application for the policy, you will tell us how much life insurance coverage you want on the life of the insured person. This is called the "Total Face Amount." Total Face Amount is composed of the Base Face Amount and any Supplemental Face Amount you elect. The only limitation on how much Supplemental Face Amount you can have is that it generally cannot exceed 400% of the Base Face Amount at the Issue Date and 800% of the Base Face Amount thereafter. Scheduled increases to Supplemental Face Amount may be elected in the policy application. There are a number of factors you should consider in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount. These factors are discussed under "Base Face Amount vs. Supplemental Face Amount" below.

     When the insured person dies, we will pay the death benefit minus any outstanding loans. There are two ways of calculating the death benefit. You must choose which one you want in the application. The two death benefit options are:

     . Option 1 - The death benefit will equal the greater of (1) the Total Face Amount, or (2) the minimum death benefit (as described below).

     . Option 2 - The death benefit will equal the greater of (1) the Total Face Amount plus the policy's account value on the date of death, or
          (2) the minimum death benefit.

     For the same premium payments, the death benefit under Option 2 will tend to be higher than the death benefit under Option 1. On the other hand, the monthly insurance charge will be higher under Option 2 to compensate us for the additional insurance risk. Because of that, the policy value will tend to be higher under Option 1 than under Option 2 for the same premium payments.

Limitations on payment of death benefit

     If the insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of the insured person, we will adjust the amount of any death benefit as described in the policy.

Base Face Amount vs. Supplemental Face Amount

     As noted above, you should consider a number of factors in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount.

     For the same amount of premiums paid, the amount of the face amount charge deducted from policy value and the amount of compensation paid to the selling insurance agent will generally be less if coverage is included as Supplemental Face Amount, rather than as Base Face Amount. On the other hand, the amount of any Supplemental Face Amount will usually be subject to a much shorter No-Lapse Guarantee Period and may not be included in the calculation of the death benefit on the policy anniversary nearest the insured person's 121st birthday.

     If your priority is to reduce your face amount charges, you may wish to maximize the proportion of the Supplemental Face Amount. However, if your priority is to take advantage of the No-Lapse Guarantee feature after the 5th policy year or to maximize the death benefit when the insured person reaches 121, then you may wish to maximize the proportion of the Base Face Amount.

     Any decision you make to modify the amount of Total Face Amount coverage after issue can have significant tax consequences (see "Tax considerations" beginning on page 42).

The minimum death benefit

     In order for a policy to qualify as life insurance under Federal tax law, there has to be a minimum amount of insurance in relation to policy value. There are two tests that can be applied under Federal tax law -- the "guideline premium and cash value corridor test" and the "cash value accumulation test". When you elect the death benefit option, you must also elect which test you wish to have applied. Once elected, the test cannot be changed without our approval. Under the guideline premium and cash value corridor test, we compute the minimum death benefit each business day by multiplying the policy value on that date by the death benefit factor applicable on that date. In this case, the factors are derived by applying the guideline premium and cash value corridor test. Factors for some ages are shown in the table below:

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

Attained Age              Applicable Factor
------------             ------------------
40 and under .........          250%
45 ...................          215%
50 ...................          185%
55 ...................          150%
60 ...................          130%
65 ...................          120%
70 ...................          115%
75 ...................          105%
90 ...................          105%
95 and above .........          100%

A table showing the factor for each age will appear in the policy.

     Under the cash value accumulation test, we compute the minimum death benefit each business day by multiplying the policy value on that date by the death benefit factor applicable on that date. In this case, the factors are derived by applying the cash value accumulation test. The factor decreases as attained age increases. A table showing the factor for each age will appear in the policy.

     As noted above, you have to elect which test will be applied when you elect the death benefit option. The cash value accumulation test may be preferable if you want an increasing death benefit in later policy years and/or want to fund the policy at the "7 pay" limit for the full 7 years (see "Tax Considerations" beginning on page 42). The guideline premium and cash value corridor test may be preferable if you want the policy value under the policy to increase without increasing the death benefit as quickly as might otherwise be required.

When the insured person reaches 121

     On the policy anniversary nearest the insured person's 121st birthday, the following will occur:

     .    Any Supplemental Face Amount will be terminated.

     .    We will stop deducting any monthly deductions.

     .    We will stop accepting any premium payments.

Requesting an increase in coverage

     After the first policy year, you may request an increase in the Base Face Amount or an unscheduled increase in the Supplemental Face Amount at any time. Generally, each such increase must be at least $50,000. However, you will have to provide us with evidence that the insured person still meets our requirements for issuing insurance coverage. An approved increase will take effect on the policy anniversary on or next following the date we approve the request.

Requesting a decrease in coverage

     After the first policy year, you may request a reduction in the Base Face Amount or the Supplemental Face Amount, but only if:

     . the remaining Total Face Amount and Base Face Amount will each be at least $100,000, and

     . the remaining Total Face Amount will at least equal the minimum required by the tax laws to maintain the policy's life insurance status.

     A pro-rata portion of the surrender charge will be payable upon any requested reduction in the Base Face Amount (see "Surrender charge" on page 35). An approved decrease will take effect on the monthly deduction date on or next following the date we approve the request. We reserve the right to require that the Supplemental Face Amount be fully depleted before the Base Face Amount can be reduced.

Change of death benefit option

     The death benefit option may be changed once each policy year after the first policy year. We reserve the right to limit a request for a change if the change would cause the policy to fail to qualify as life insurance for tax purposes. We will not allow a change in death benefit option if it would cause the Total Face Amount to decrease below $100,000.

     A change in the death benefit option will result in a change in the policy's Total Face Amount, in order to avoid any change in the amount of the death benefit, as follows:

     . If it is a change from Option 1 to Option 2, the new Total Face Amount will be equal to the Total Face Amount prior to the change minus the policy value as of the date of the change. The change will take effect on the policy anniversary on or next following the date the written request for the change is received at our Service Office.

     . If it is a change from Option 2 to Option 1, the new Total Face Amount will be equal to the Total Face Amount prior to the change plus the policy value as of the date of the change. The change will take effect on the monthly deduction date on or next following the date the written request for the change is received at our Service Office.

     If you change the death benefit option, the Federal tax law test ("guideline premium and cash value corridor test" or "cash value accumulation test") that you elected at issue will continue to apply. Please read "The minimum death benefit" on page 26 for more information about these Federal tax laws tests.

     Surrender charges will not apply to reductions in the value of Total Face Amount to the extent that the value being reduced had originally been attributable solely to a change in the death benefit option.

Tax consequences of coverage changes

     Please read "Tax considerations" starting on page 42 to learn about possible tax consequences of changing your insurance coverage under the policy.

Your beneficiary

     You name your beneficiary when you apply for the policy. The beneficiary is entitled to the proceeds we pay following the insured person's death. You may change the beneficiary during the insured person's lifetime. Such a change requires the consent of any named irrevocable beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

Ways in which we pay out policy proceeds

     You may choose to receive proceeds from the policy as a single sum. This includes proceeds that become payable because of death or surrender. Alternatively, you can elect to have proceeds of $1,000 or more applied to any of the other payment options we may offer at the time. You cannot choose an option if the monthly payments under the option would be less than $50. We will issue a supplementary agreement when the proceeds are applied to any alternative payment option. That agreement will spell out the terms of the option in full. If no alternative payment option has been chosen, proceeds will be paid as a single sum.

Changing a payment option

     You can change the payment option at any time before the proceeds are payable. If you haven't made a choice, the payee of the proceeds has a prescribed period in which he or she can make that choice.

Tax impact of payment option chosen

     There may be tax consequences to you or your beneficiary depending upon which payment option is chosen. You should consult with a qualified tax adviser before making that choice.

Premiums

Planned Premiums

     The Policy Specifications page of your policy will show the "Planned Premium" for the policy. You choose this amount in the policy application. You will also choose how often to pay premiums -- annually, semi-annually or quarterly. You may also choose to pay premiums by monthly electronic funds transfers. The premium reminder notice we send you is based on the amount and period you choose. However, payment of Planned Premiums is not necessarily required. You need only invest enough to keep the policy in force (see "Lapse and Reinstatement" on page 29).

Minimum initial premium

     The minimum initial premium is one-twelfth of the No-Lapse Guarantee Premium (which is set forth in the Table of Values in your policy). After the payment of the initial premium, premiums may be paid at any time and in any amount until the insured person's attained age 121, subject to the limitations on premium amount described below.

Maximum premium payments

     Federal tax law limits the amount of premium payments you can make relative to the amount of your policy's insurance coverage. We will not knowingly accept any amount by which a premium payment exceeds the maximum. If you exceed certain other limits, the law may impose a penalty on amounts you take out of your policy. More discussion of these tax law requirements begins on page 42. Also, we may refuse to accept any amount of an additional premium if:

     . that amount of premium would increase our investment risk or insurance risk exposure, and

     . the insured person doesn't provide us with adequate evidence that he or she continues to meet our requirements for issuing insurance.

     In no event, however, will we refuse to accept any premium necessary to prevent the policy from terminating.

Processing premium payments

     No premiums will be accepted prior to our receipt of a completed application at our Service Office. All premiums received prior to the Allocation Date of the policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market B investment account. The "Allocation Date" of the policy is the 10th day after the Policy Date. The Policy Date is shown on the Policy Specifications page of the policy. On the Allocation Date, the Net Premiums paid plus interest credited, if any, will be allocated among the investment accounts or the fixed account in accordance with the policyowner's instructions. The "Net Premium" is the premium paid less the premium charge we deduct from it.

     Any Net Premium received on or after the Allocation Date will be allocated among investment accounts or the fixed account as of the business day on or next following the date the premium is received at the Service Office. Monthly deductions are normally due on the Policy Date and at the beginning of each policy month thereafter. However, if the monthly deductions are due prior to the Contract Completion Date, they will be deducted from policy value on the Contract Completion Date instead of the dates they were due (see "Procedures for issuance of a policy" for the definition of "Contract Completion Date").

     Payment of premiums will not guarantee that the policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the policy to lapse. However, in states where permitted, the policy will have a No-Lapse Guarantee (as well as an optional Extended No-Lapse Guarantee, if elected) which would prevent the policy from lapsing during the guarantee period, provided certain criteria are satisfied.

Ways to pay premiums

     If you pay premiums by check or money order, they must be drawn on a U.S. bank in U.S. dollars and made payable to "John Hancock". We will not accept credit card checks. We will not accept starter or third party checks if they fail to satisfy our administrative requirements. Premiums after the first must be sent to the John Hancock USA Service Office at the appropriate address shown on the back cover of this prospectus.

     We will also accept premiums:

     .    by wire or by exchange from another insurance company, or

     . via an electronic funds transfer program (any owner interested in making monthly premium payments must use this method).

Lapse and reinstatement

Lapse

     Unless the No-Lapse Guarantee is in effect, a policy will go into default if at the beginning of any policy month the policy's surrender value would be zero or below after deducting the monthly deductions then due. Therefore, a policy could lapse eventually if increases in policy value (prior to deduction of policy charges) are not sufficient to cover policy charges. A lapse could have adverse tax consequences as described under "Tax Considerations". We will notify you of the default and will allow a 61 day grace period in which you may make a premium payment sufficient to bring the policy out of default. The required payment will be equal to the amount necessary to bring the surrender value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two policy months thereafter, plus any applicable premium charge. If the required payment is not received by the end of the grace period, the policy will terminate (i.e., "lapse") with no value.

No-Lapse Guarantee

     In those states where it is permitted, as long as the Cumulative Premium Test is satisfied during the No-Lapse Guarantee Period, as described below, we will guarantee that the policy will not go into default, even if adverse investment experience or other factors should cause the policy's surrender value to fall to zero or below during such period.

     The Monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium.

     The No-Lapse Guarantee Premium is set at issue on the basis of the Face Amount and reflects the age, sex and risk class of the proposed insured, as well as any additional rating and supplementary benefits, if applicable. It is subject to change if (i) the Face Amount of the policy is changed, (ii) there is a death benefit option change, (iii) there is a decrease in the Face Amount of insurance due to a withdrawal, (iv) there is any change in the supplementary benefits added to the policy or in the risk classification of the insured person or (v) a temporary additional rating is added (due to a Face Amount increase).

     The No-Lapse Guarantee Period is set at issue and is stated in the policy. The No-Lapse Guarantee Period for any Supplemental Face Amount is the first 5 policy years. The No-Lapse Guarantee Period for the Base Face Amount is usually much longer. Certain state limitations may apply, but generally the No-Lapse Guarantee Period for the Base Face Amount is (i) the lesser of twenty years or to age 75 or (ii) 5 years if the insured person's issue age is 70 or older.

     While the No-Lapse Guarantee is in effect, we will determine at the beginning of the policy month that your policy would otherwise be in default, whether the Cumulative Premium Test, described below, has been met. If the test has not been satisfied, we will notify you of that fact and allow a 61-day grace period in which you may make a premium payment sufficient to keep the policy from going into default. This required payment, as described in the notification, will be equal to the lesser of:

          (a) the outstanding premium requirement to satisfy the Cumulative Premium Test at the date of default, plus the Monthly No-Lapse Guarantee Premium due for the next two policy months, or

          (b) the amount necessary to bring the surrender value to zero plus the monthly deductions due, plus the next two monthly deductions plus the applicable premium charge

     If the requirement payment is not received by the end of the grace period, the No-Lapse Guarantee and the policy will terminate.

Cumulative Premium Test

     The Cumulative Premium Test is satisfied if, as of the beginning of the policy month that your policy would otherwise be in default, the sum of all premiums paid to date less any withdrawals taken on or before the date of the test and less any policy debt is equal to or exceeds the sum of the Monthly No-Lapse Guarantee Premiums due from the Policy Date to the date of the test.

Death during grace period

     If the insured person should die during the grace period, the policy value used in the calculation of the death benefit will be the policy value as of the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.

Reinstatement

     You can reinstate a policy that has gone into default and terminated at any time within 21 days following the date of termination without furnishing evidence of insurability, subject to the following conditions:

          (a) The insured person's risk classification is standard or preferred, and

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

          (b)  The insured person's attained age is less than 46.

     By making a written request, you can reinstate a policy that has gone into default and terminated at any time within the three-year period following the date of termination subject to the following conditions:

          (a) You must provide to us evidence of the insured person's insurability that is satisfactory to us; and

          (b) You must pay a premium equal to the amount that was required to bring the policy out of default immediately prior to termination, plus the amount needed to keep the policy in force to the next scheduled date for payment of the Planned Premium.

     If the reinstatement is approved, the date of reinstatement will be the later of the date we approve your request or the date the required payment is received at our Service Office. In addition, any surrender charges will be reinstated to the amount they were at the date of default. The policy value on the date of reinstatement, prior to the crediting of any Net Premium paid in connection with the reinstatement, will be equal to the policy value on the date the policy terminated. Any policy debt not paid upon termination of a policy will be reinstated if the policy is reinstated.

The Policy Value

     From each premium payment you make, we deduct the premium charge described under "Deduction from premium payments" on page 34. We invest the rest (known as the "Net Premium") in the accounts (fixed or investment) you've elected. Special investment rules apply to premiums processed prior to the Allocation Date. (See "Processing premium payments" on page 29).

     Over time, the amount you've invested in any investment account will increase or decrease the same as if you had invested the same amount directly in the corresponding underlying portfolio and had reinvested all portfolios dividends and distributions in additional portfolio shares; except that we will deduct certain additional charges which will reduce your policy value. We describe these charges under "Description of Charges at the Policy Level" beginning on page 34.

     The amount you've invested in the fixed account will earn interest at the rates we declare from time to time. For the fixed account, we guarantee that this rate will be at least 3%. If you want to know what the current declared rate is for the fixed account, just call or write to us. Amounts you invest in the fixed account will not be subject to the asset-based risk charge described on page 34. Otherwise, the policy level charges applicable to the fixed account are the same as those applicable to the investment accounts. We reserve the right to offer one or more additional fixed accounts with characteristics that differ from those of the current fixed account, but we are under no obligation to do so.

Allocation of future premium payments

     At any time, you may change the accounts (fixed or investment) in which future premium payments will be invested. You make the original allocation in the application for the policy. The percentages you select must be in whole numbers and must total 100%.

Transfers of existing policy value

     You may also transfer your existing policy value from one account (fixed or investment) to another. To do so, you must tell us how much to transfer, either as a whole number percentage or as a specific dollar amount. A confirmation of each transfer will be sent to you. Without our approval, the maximum amount you may transfer to or from any account in any policy year is $1,000,000.

     The policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment accounts. As a consequence, we have reserved the right to impose limits on the number and frequency of transfers into and out of investment accounts and to impose a fee of up to $25 for any transfer beyond an annual limit (which will not be less than 12). No transfer fee will be imposed on any transfer from an investment account into a fixed account if the transfer occurs during the following periods:

     .    within 18 months after the policy's Issue Date, or

     . within 60 days after the later of the effective date of a material change in the investment objectives of any investment account or the date you are notified of the change.

Subject to the restrictions set forth below, you may transfer existing policy value into or out of investment accounts. Transfers out of a fixed account are subject to additional limitations noted below.

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

     Our current practice is to restrict transfers into or out of investment accounts to two per calendar month (except with respect to those policies described in the following paragraph). For purposes of this restriction, transfers made during the period from the opening of a business day (usually 9:00 a.m. Eastern Time) to the close of that business day (usually 4:00 p.m. Eastern Time) are considered one transfer. You may, however, transfer to the Money Market B investment account even if the two transfer per month limit has been reached, but only if 100% of the account value in all investment accounts is transferred to the Money Market B investment account. If such a transfer to the Money Market B investment account is made, then, for the 30 calendar day period after such transfer, no transfers from the Money Market B investment account to any other investment accounts (variable or fixed) may be made. If your policy offers a dollar cost averaging or automatic asset allocation rebalancing program, any transfers pursuant to such program are not considered transfers subject to these restrictions on frequent trading. The restrictions described in this paragraph will be applied uniformly to all policyowners subject to the restrictions.

     Policies such as yours may be purchased by a corporation or other entity as a means to informally finance the liabilities created by an employee benefit plan, and to this end the entity may aggregately manage the policies purchased to match its liabilities under the plan. Policies sold under these circumstances are subject to special transfer restrictions. In lieu of the two transfers per month restriction, we will allow the policy owner under these circumstances to rebalance the investment options in its policies within the following limits:
(i) during the 10 calendar day period after any policy values are transferred from one investment account into a second investment account, the values can only be transferred out of the second investment account if they are transferred into the Money Market B investment account; and (ii) any policy values that would otherwise not be transferable by application of the 10 day limit described above and that are transferred into the Money Market B investment account may not be transferred out of the Money Market B investment account into any other accounts (fixed or investment) for 30 calendar days. The restrictions described in this paragraph will be applied uniformly to all policyowners subject to the restrictions.

     The most you can transfer at any one time out of the fixed account is the greater of (i) the fixed account maximum transfer amount of $2,000, or (ii) the fixed account maximum transfer percentage of 15% multiplied by the amount of the fixed account on the immediately preceding policy anniversary.

     We reserve the right to impose a minimum amount limit on transfers out of the fixed account. We also reserve the right to impose different restrictions on any additional fixed account that we may offer in the future.

Surrender and Withdrawals

Surrender

     You may surrender your policy in full at any time. If you do, we will pay you the policy value less any policy loans and less any surrender charge that then applies. This is called your "surrender value." You must return your policy when you request a surrender. We will process surrenders on the day we receive the surrender request (unless such day is not a business day, in which case we will process surrenders as of the business day next following the date of the receipt).

Withdrawals

     After the first policy year, you may make a withdrawal of part of your surrender value once in each policy month. Generally, each withdrawal must be at least $500. There are two charges for each withdrawal. One is a transaction fee of $25 (or 2% of the withdrawal, if less). The other charge applies only if the withdrawal results in a reduction in Base Face Amount and is equal to a pro-rata portion of any surrender charge that then applies. We will automatically reduce the policy value of your policy by the amount of the withdrawal and the related charges. Unless otherwise specified by you, each account (fixed and investment) will be reduced in the same proportion as the policy value is then allocated among them. We will not permit a withdrawal if it would cause your surrender value to fall below 3 months' worth of monthly deductions (see "Deductions from policy value" on page 34). We also reserve the right to refuse any withdrawal that would cause the policy's Total Face Amount or the Base Face Amount to fall below $100,000.

     Because it reduces the policy value, any withdrawal will reduce your death benefit under either Option 1 or Option 2 (see "The Death Benefit" on page 26). Under Option 1, such a withdrawal may also reduce the Total Face Amount. This will happen only if the minimum death benefit under Option 1 is equal to or less than the Total Face Amount. Any such reduction in the Total Face Amount will be implemented by first reducing any Supplemental Face Amount then in effect. The Base Face Amount will be reduced only after the Supplemental Face Amount has been reduced to zero. If such a reduction in Total Face Amount would cause the policy to fail the Internal Revenue Code's definition of life insurance, we will not permit the

                                       32

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withdrawal. As noted, above, if the withdrawal results in a reduction in Base
Face Amount, a pro-rata portion of the applicable surrender charge will be deducted from the policy value (see "Surrender charge" on page 35). We reserve the right to waive the pro-rata surrender charge on any reduction in Base Face Amount if the withdrawal is designed to serve certain administrative purposes (such as the payment of fees associated with the provision of asset management services).

     For example, assume a policy owner that has elected death benefit Option 1 requests a withdrawal of $25,000 on a policy with a Base Face Amount of $200,000 and a current surrender charge of $10,000. The $25,000 withdrawal will reduce the Base Face Amount from $200,000 to $175,000. The reduction in Base Face Amount will trigger a partial surrender charge equal to the surrender charge times the proportionate reduction in Base Face Amount, in this case equal to $10,000 X (25,000/200,000) or $1,250. The surrender charge after the withdrawal is equal to $10,000 - $1,250 or $8,750. If the policy owner had instead purchased a policy with $200,000 of Base Face Amount and $100,000 of Supplemental Face Amount, the withdrawal of $25,000 would reduce the Supplemental Face Amount from $100,000 to $75,000. Since the Base Face Amount would remain at $200,000, no partial surrender charge is deducted.

Policy loans

     You may borrow from your policy at any time by completing a form satisfactory to us or, if the telephone/internet transaction authorization form has been completed, by telephone or e-mail. The maximum amount you can borrow is the greater of (i) 90% of surrender value and (ii) the amount determined as follows:

     .    We first determine the surrender value of your policy.

     . We then subtract an amount equal to the monthly deductions then being deducted from policy value times the number of full policy months until the next policy anniversary.

     . We then multiply the resulting amount by 1.25% in policy years 1 through 10 and 0% thereafter (although we reserve the right to increase the percentage after the tenth policy year to as much as .25%).

     .    We then subtract the third item above from the second item above.

     The minimum amount of each loan is $500. The interest charged on any loan is an effective annual rate of 4.25% in the first 10 policy years and 3.0% thereafter. However, we reserve the right to increase the percentage after the tenth policy year to as much as 3.25%. Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. Unless otherwise specified by you, the amount of the loan is deducted from the accounts (fixed and investment) in the same proportion as the policy value is then allocated among them. The amount of the loan is then placed in a special loan account. This special loan account will earn interest at an effective annual rate of 3.0%. However, if we determine that a loan will be treated as a taxable distribution because of the differential between the loan interest rate and the rate being credited on the special loan account, we reserve the right to increase the rate charge on the loan to a rate that would, in our reasonable judgement, result in the transaction being treated as a loan under Federal tax law. We process policy loans as of the business day on or next following the day we receive the loan request.

Repayment of policy loans

     You can repay all or part of a loan at any time. Each repayment will be allocated among the accounts as follows:

     . The same proportionate part of the loan as was borrowed from any fixed account will be repaid to that fixed account.

     . The remainder of the repayment will be allocated among the accounts in the same way a new premium payment would be allocated (unless otherwise specified by you).

If you want a payment to be used as a loan repayment, you must include instructions to that effect. Otherwise, all payments will be assumed to be premium payments. We process loan repayments as of the day we receive the repayment.

Effects of policy loans

     The policy value, the surrender value, and any death benefit are permanently affected by any loan, whether or not it is repaid in whole or in part. This is because the amount of the loan is deducted from the accounts and placed in a special loan account. The accounts and the special loan account will generally have different rates of investment return.

     The amount of the outstanding loan (which includes accrued and unpaid interest) is subtracted from the amount otherwise payable when the policy proceeds become payable.

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     Taking out a loan on the policy increases the risk that the policy may lapse because of the difference between the interest rate charged on the loan and the interest rate credited to the special loan account. Also, whenever the outstanding loan equals or exceeds your policy value after the insured person reaches age 121, the policy will terminate 31 days after we have mailed notice of termination to you (and to any assignee of record at such assignee's last known address) specifying the amount that must be paid to avoid termination, unless a repayment of at least the amount specified is made within that period. Policy loans may also result in adverse tax consequences under certain circumstances (see "Tax considerations" beginning on page 42).

Description of Charges at the Policy Level

Deduction from premium payments

     . Premium charge - A charge to (i) help cover our sales costs, (ii) cover state premium taxes we currently expect to pay, on average, and
          (iii) cover the increased Federal income tax burden that we currently expect will result from receipt of premiums. The current charge is 8% of each premium paid for the first 5 policy years and 2% thereafter.

Deductions from policy value

     . Administrative charge - A monthly charge to help cover our administrative costs. This is a flat dollar charge of up to $15.

     . Face Amount charge - A monthly charge for the first four policy years to primarily help cover sales costs. To determine the charge we multiply the amount of Base Face Amount by a rate which varies by the insured person's sex, age and risk classification at issue.

     . Cost of insurance charge - A monthly charge for the cost of insurance. To determine the charge, we multiply the net amount of insurance for which we are then at risk by a cost of insurance rate. The rate is derived from an actuarial table. The table in your policy will show the maximum cost of insurance rates. The cost of insurance rates that we currently apply are generally less than the maximum rates. The current rates will never be more than the maximum rates shown in the policy. The table of rates we use will depend on the insurance risk characteristics and (usually) gender of the insured person, the Total Face Amount and the length of time the policy has been in effect. Regardless of the table used, cost of insurance rates generally increase each year that you own your policy, as the insured person`s attained age increases. (The insured person's "attained age" on any date is his or her age on the birthday nearest that date.) For Death Benefit Option 1, the net amount at risk is equal to the greater of zero, or the result of (a) minus (b) where:

               (a) is the death benefit as of the first day of the policy month, divided by 1.0024663; and

               (b) is the policy value as of the first day of the policy month after the deduction of all other monthly deductions.

          Since the net amount at risk for Death Benefit Option 1 is based on a formula that includes as factors the death benefit and the policy value, the net amount at risk is affected by the investment performance of the investment accounts chosen, payment of premiums and charges assessed.

          The cost of insurance rate and net amount at risk will be determined separately for the initial Total Face Amount and for each increase in Total Face Amount. In determining the net amount at risk, if there have been increases in Total Face Amount, the policy value shall first reduce the initial Total Face Amount. If the policy value exceeds the initial Total Face Amount, then such excess shall reduce the additional increases in Total Face Amount resulting from the increases, in the order the increases occurred.

          For Death Benefit Option 2, the net amount at risk is equal to the Face Amount of insurance.

     . Additional mortality charge - A monthly charge specified in your policy for additional mortality risk if the insured person is subject to certain types of special insurance risk.

     . Asset-based risk charge - A monthly charge to help cover sales, administrative and other costs. The charge is a percentage of that portion of your policy value allocated to investment accounts. This charge does not apply to the current fixed account.

     . Supplementary benefits charges - Monthly charges for any supplementary insurance benefits added to the policy by means of a rider.

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     .    Withdrawal fee - A fee for each withdrawal of policy value to compensate us for the administrative expenses of processing the withdrawal. The charge is equal to the lesser of $25 or 2% of the withdrawal amount.

     . Surrender charge - A charge we deduct if the policy lapses or is surrendered within the first 10 years that coverage is in effect. We deduct this charge to compensate us for sales expenses that we would otherwise not recover in the event of early lapse or surrender. The charge is a percentage of the premiums we received in the first policy year that do not exceed the Surrender Charge Calculation Limit. The percentage applied is dependent upon the policy year during which lapse or surrender occurs, as shown in the following table:

Policy Year             Percentage Applied
---------------------   ------------------
1-4 .................          100%
5-6 .................           95%
7 ...................           90%
8 ...................           70%
9 ...................           50%
10 ..................           30%
11 or later .........            0%

          If lapse or surrender occurs during policy years 4, 6, 7, 8, 9 or 10, the percentage applied will actually be determined by policy month. During those policy years, the percentage is graded down proportionately at the beginning of each policy month until the next level is reached. The above table applies only if the insured person is less than attained age 45 at issue. For older issue ages, the percentages in the above table may be reduced. In the event there are one or more increases in Base Face Amount, the surrender charge applicable to each such increase will be determined separately based upon the number of full years elapsed since the effective date of the increase. A pro-rata portion of the surrender charge may also be charged in the case of any reduction in Base Face Amount (see "Withdrawals" on page 32 and "Requesting a decrease in coverage" on page 27). The pro-rata charge is calculated separately for the initial Base Face Amount and for each increase in Base Face Amount by dividing the reduction in Base Face Amount by the Base Face Amount immediately prior to the reductions and then multiplying the applicable surrender charge by that ratio.

Additional information about how certain policy charges work

Sales expenses and related charges

     The premium charges help to compensate us for the cost of selling our policies. (See "Description of Charges at the Policy Level" above.) The amount of the charges in any policy year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the policies. To the extent that the premium charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the asset-based risk charge and other gains with respect to the policies, or from our general assets. Similarly, administrative expenses not fully recovered by the administrative charge may also be recovered from such other sources.

Method of deduction

     We deduct the monthly deductions described in the Fee Tables section from your policy's accounts (fixed and investment) in proportion to the amount of policy value you have in each, unless otherwise specified by you.

     The insurance under the policy continues in full force during any grace period but, if the insured person dies during the policy grace period, the amount of unpaid monthly deductions is deducted from the death benefit otherwise payable.

Reduced charges for eligible classes

     The charges otherwise applicable may be reduced with respect to policies issued to a class of associated individuals or to a trustee, employer or similar entity where we anticipate that the sales to the members of the class will result in lower than normal sales or administrative expenses, lower taxes or lower risks to us. We will make these reductions in accordance with our rules in effect at the time of the application for a policy. The factors we consider in determining the eligibility of a particular group for reduced charges, and the level of the reduction, are as follows: the nature of the association and its organizational framework; the method by which sales will be made to the members of the class; the facility with which premiums will be collected from the associated individuals and the association's capabilities with respect to administrative tasks; the anticipated lapse and surrender rates of the policies; the size of the class of associated individuals and the number

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

of years it has been in existence; the aggregate amount of premiums paid; and any other such circumstances which result in a reduction in sales or administrative expenses, lower taxes or lower risks. Any reduction in charges will be reasonable and will apply uniformly to all prospective policy purchasers in the class and will not unfairly discriminate against any owner.

Other charges we could impose in the future

     Except for a portion of the premium charge, we currently make no charge for our Federal income taxes. However, if we incur, or expect to incur, income taxes attributable to any subaccount of the Account or this class of policies in future years, we reserve the right to make a charge for such taxes. Any such charge would reduce what you earn on any affected investment accounts. However, we expect that no such charge will be necessary.

     We also reserve the right to increase the premium charge in order to correspond with changes in the state premium tax levels or in the Federal income tax treatment of the deferred acquisition costs for this type of policy.

     Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we may make charges for such taxes.

Description of Charges at the Portfolio Level

     The portfolios must pay investment management fees and other operating expenses. These fees and expenses (shown in the tables on pages 11 through 14) are different for each portfolio and reduce the investment return of each portfolio. Therefore, they also indirectly reduce the return you will earn on any investment accounts you select. We may also receive payments from a Series Fund or its affiliates at an annual rate of up to approximately 0.25% of the average net assets that holders of our variable life insurance policies and other products have invested in that portfolio. Any such payments do not, however, result in any charge to you in addition to what is shown in the tables. Expenses of the portfolios are not fixed or specified under the terms of the policy, and those expenses may vary from year to year.

Other Policy Benefits, Rights and Limitations

Optional supplementary benefit riders you can add

     When you apply for a policy, you can request any of the optional supplementary benefit riders that we then make available. Availability of any rider, the benefits it provides and the charges for it may vary by state. Our rules and procedures will govern eligibility for any rider and, in some cases, the configuration of the actual rider benefits. Each rider contains specific details that you should review before you decide to choose the rider. Charges for most riders will be deducted from the policy value. We may change these charges (or the rates that determine them), but not above any applicable maximum amount stated in the Policy Specifications page of your policy. We may add to, delete from or modify the following list of optional supplementary benefit riders:

     . Total Disabilty Waiver of Monthly Deductions Rider - This rider waives monthly deductions under the policy during the total disability (as defined in the rider) of the insured person. The benefit continues until the earlier of (i) the policy anniversary nearest the insured person's 65th birthday or (ii) the cessation of total disability.

     . Disability Payment of Specified Premium Rider - This rider will deposit the Specified Premium into the policy value of your policy each month during the total disability (as defined in the rider) of the insured person. There is a 6 month "waiting period" of total disability before deposits begin. Deposits continue until cessation of total disability, but will cease at the insured person's 65th birthday if total disability begins on or after the policy anniversary nearest the insured person's 60th birthday. The "Specified Premium" is chosen at issue and will be stated in the Policy Specifications page of your policy.

     . Optional Extended No-Lapse Guarantee Rider - This rider extends the No-Lapse Gurantee Period to the earlier of: (a) termination of the policy or rider, (b) subject to any applicable state limitations, the number of years selected by the policyowner and (c) age 121 of the insured person. The rider may be terminated at any time but cannot be reinstated once terminated. In order for the Extended No-Lapse Guarantee to be applicable, the Extended Cumulative Premium Test must be satisfied. This test is described in the rider. The cost of the rider varies by issue age and Face Amount and a change in the Face Amount of the policy may affect the cost of the rider.

     . Acceleration of Death Benefit for Qualified Long-Term Care Services Rider - This rider provides for periodic advance payments to you of a portion of the death benefit if the insured person becomes "chronically ill" so that such person:

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

          (1) is unable to perform at least 2 activities of daily living without substantial human assistance or has a severe cognitive impairment; and
          (2) is receiving certain qualified services described in the rider.

          Benefits under the Long-Term Care Acceleration Rider will not begin until we receive proof that the insured person qualifies and has received 100 days of "qualified long-term care service" as defined in the rider, while the policy was in force. You must continue to submit evidence during the insured person's lifetime of the insured person's eligiblity for rider benefits.

          We determine a maximum amount of death benefit that we will advance for each month of qualification. This amount, called the "Maximum Monthly Benefit," is based on the percentage of the policy's death benefit that you select when you apply for the policy, and the death benefit amount in effect when the insured person qualifies for benefits. The actual amount of any advance is based on the expense incurred by the insured person, up to the Maximum Monthly Benefit, for each day of qualified long-term care service in a calendar month. The first 100 days of qualified long-term care service, however, are excluded in any determination of an advance. We will recalculate the Maximum Monthly Benefit if you make a withdrawal of policy value, and for other events described in the rider. Each advance reduces the remaining death benefit under your policy, and causes a proportionate reduction in your policy value. If you have a policy loan, we will use a pro-rata portion of each death benefit advance to repay indebtedness. For example, if current indebtedness is $10,000, the death benefit is $100,000, and the gross advance is $2,000, then the net advance would be $1,800 = $2,000 X (1 - ($10,000/ $100,000)). As a result of the advance, the indebtedness will be reduced by $200.

          We restrict your policy value's exposure to market risk when benefits are paid under the Long-Term Care Acceleration rider. We do this in several ways. First, before we begin paying any Monthly Benefit, we will transfer all policy value from the investment accounts to the fixed account. (The amount to be transferred will be determined on the business day immediately following the date we approve a request for benefits under the rider.) In addition, you will not be permitted to transfer policy value or allocate any additional premium payment to an investment account while rider benefits are paid. Your participation in any of the automatic investment plans will also be suspended during this period.

          If the insured person no longer qualifies for rider benefits and your policy remains in force, you will be permitted to invest new premium payments or transfer existing policy value in the investment accounts. (The restriction on transfers from the fixed account described on page 32 will continue to apply.) Benefits under this rider do not reduce the No-Lapse Guaranteed Premium requirements or the Extended No-Lapse Guarantee Premium requirements that may be necessary for the No-Lapse Guarantee or Extended No-Lapse Guarantee to remain in effect after a termination of rider benefits.

          If you purchase this rider:

          . you and your immediate family will also have access to a national program designed to help the elderly maintain their independent living by providing advice about an array of elder care services available to seniors, and

          . you will have access to a list of long-term care providers in your area who provide special discounts to persons who belong to the national program.

          This rider is sometimes referred to as the "LifeCare Rider".

     .    Residual Life Insurance Benefit and Continuation of Acceleration Rider
          - This rider is available only if you also purchase the Acceleration of Death Benefit for Qualified Long-Term Care Services Rider. This rider provides protection against the death benefit being reduced below $25,000. The rider also provides for a continuation of benefits under the Acceleration of Death Benefit for Qualified Long-Term Care Services Rider after such benefits would otherwise have ceased. The montly maximum continuation benefit is determined by multiplying the Monthly Acceleration Percentage specified in the Policy Specifications times the Total Face Amount. This rider is sometimes referred to as the "LMAX Rider".

Variations in policy terms

     Insurance laws and regulations apply to us in every state in which our policies are sold. As a result, various terms and conditions of your insurance coverage may vary from the terms and conditions described in this prospectus, depending upon where you reside. These variations will be reflected in your policy or in endorsements attached to your policy.

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

     We may vary the charges and other terms of our policies where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the policies. These include the type of variations discussed under "Reduced charges for eligible classes" on page 35. No variation in any charge will exceed any maximum stated in this prospectus with respect to that charge.

     Any variation discussed above will be made only in accordance with uniform rules that we adopt and that we apply fairly to our customers.

Procedures for issuance of a policy

     Generally, the policy is available with a minimum Total Face Amount at issue of $100,000 and a minimum Basic Face Amount at issue of $100,000. At the time of issue, the insured person must have an attained age of no more than 90. All insured persons must meet certain health and other insurance risk criteria called "underwriting standards".

     Policies issued in Montana or in connection with certain employee plans will not directly reflect the sex of the insured person in either the premium rates or the charges or values under the policy.

Commencement of insurance coverage

     After you apply for a policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a policy to you and, if so, what the insured person's rate classification should be. After we approve an application for a policy and assign an appropriate insurance rate classification, we will prepare the policy for delivery. We will not pay a death benefit under a policy unless the policy is in effect when the insured person dies (except for the circumstances described under "Temporary coverage prior to policy delivery" below).

     The policy will take effect only if all of the following conditions are satisfied:

     .    The policy is delivered to and received by the applicant.

     .    The minimum initial premium is received by us.

     . The insured person is living and there has been no deterioration in the insurability of the insured person since the date of the application.

     The date all of the above conditions are satisfied is referred to in this prospectus as the "Contract Completion Date". If all of the above conditions are satisfied, the policy will take effect on the date shown in the policy as the "Policy Date". That is the date on which we begin to deduct monthly charges. Policy months, policy years and policy anniversaries are all measured from the Policy Date.

Backdating

     Under limited circumstances, we may backdate a policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the policy. The most common reasons for backdating are to preserve a younger age at issue for the insured person or to retain a common monthly deduction date in certain corporate-owned life insurance cases involving multiple policies issued over time. If used to preserve age, backdating will result in lower insurance charges. However, monthly deductions will begin earlier than would otherwise be the case. Monthly deductions for the period the Policy Date is backdated will actually be deducted from policy value on the Contract Completion Date.

Temporary coverage prior to policy delivery

     If a specified amount of premium is paid with the application for a policy and other conditions are met, we will provide temporary term life insurance coverage on the insured person for a period prior to the time coverage under the policy takes effect. Such temporary term coverage will be subject to the terms and conditions described in the Temporary Life Insurance Agreement and Receipt attached to the application for the policy, including conditions to coverage and limits on amount and duration of coverage.

Monthly deduction dates

     Each charge that we deduct monthly is assessed against your policy value at the close of business on the Policy Date and at the close of the first day in each subsequent policy month.

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Changes that we can make as to your policy

     We reserve the right to make any changes in the policy necessary to ensure the policy is within the definition of life insurance under the Federal tax laws and is in compliance with any changes in Federal or state tax laws.

     In our policies, we reserve the right to make certain changes if they would serve the best interests of policy owners or would be appropriate in carrying out the purposes of the policies. Such changes include the following:

     . Changes necessary to comply with or obtain or continue exemptions under the federal securities laws

     .    Combining or removing fixed accounts or investment accounts

     .    Changes in the form of organization of any separate account

     Any such changes will be made only to the extent permitted by applicable laws and only in the manner permitted by such laws. When required by law, we will obtain your approval of the changes and the approval of any appropriate regulatory authority.

The owner of the policy

     Who owns the policy? That's up to the person who applies for the policy. The owner of the policy is the person who can exercise most of the rights under the policy, such as the right to choose the accounts in which to invest or the right to surrender the policy. In many cases, the person buying the policy is also the person who will be the owner. However, the application for a policy can name another person or entity (such as a trust) as owner. Whenever we`ve used the term "you" in this prospectus, we've assumed that the reader is the person who has whatever right or privilege is being discussed. There may be tax consequences if the owner and the insured person are different, so you should discuss this issue with your tax adviser.

     While the insured person is alive, you will have a number of options under the policy. Here are some major ones:

     . Determine when and how much you invest in the various acounts in which to invest

     .    Borrow or withdraw amounts you have in the accounts

     .    Change the beneficiary who will receive the death benefit

     .    Change the amount of insurance

     . Turn in (i.e., "surrender") the policy for the full amount of its surrender value

     . Choose the form in which we will pay out the death benefit or other proceeds

     It is possible to name so-called "joint owners" of the policy. If more than one person owns a policy, all owners must join in most requests to exercise rights under the policy.

Policy cancellation right

     You have the right to cancel your policy within 10 days after you receive it (the period may be longer in some states). This is often referred to as the "free look" period. To cancel your policy, simply deliver or mail the policy to:

     . John Hancock USA at one of the addresses shown on the back cover of this prospectus, or

     .    the John Hancock USA representative who delivered the policy to you.

     The date of cancellation will be the date of such mailing or delivery. In most states, you will receive a refund of any premiums you've paid. In some states, the refund will be your policy value on the date of cancellation.

Reports that you will receive

     At least annually, we will send you a statement setting forth at least the following information as of the end of the most recent reporting period: the amount of the death benefit, the portion of the policy value in the fixed account and in each investment account, premiums received and charges deducted from premiums since the last report, any outstanding policy loan (and interest charged for the preceding policy year), and any further information required by law. Moreover, you also will receive confirmations of premium payments, transfers among accounts, policy loans, partial withdrawals and certain other policy transactions.

     Semiannually we will send you a report containing the financial statements of the portfolios, including a list of securities held in each portfolio.

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

Assigning your policy

     You may assign your rights in the policy to someone else as collateral for a loan or for some other reason. Assignments do not require the consent of any revocable beneficiary. A copy of the assignment must be forwarded to us. We are not responsible for any payment we make or any action we take before we receive a copy of the assignment at our Service Office. Nor are we responsible for the validity of the assignment or its efficacy in meeting your objectives. An absolute assignment is a change of ownership. All collateral assignees of record must usually consent to any surrender, withdrawal or loan from the policy.

When we pay policy proceeds

General

     We will ordinarily pay any death benefit, withdrawal, surrender value or loan within 7 days after we receive the last required form or request (and, with respect to the death benefit, any other documentation that may be required). If we don't have information about the desired manner of payment within 7 days after the date we receive documentation of the insured person's death, we will pay the proceeds as a single sum.

Delay to challenge coverage

     We may challenge the validity of your insurance policy based on any material misstatements made to us in the application for the policy. We cannot make such a challenge, however, beyond certain time limits that are specified in the policy.

Delay for check clearance

     We reserve the right to defer payment of that portion of your policy value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of separate account proceeds

     We reserve the right to defer payment of any death benefit, loan or other distribution that is derived from an investment account if (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted; (2) an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the policy value; or (3) the SEC by order permits the delay for the protection of owners. Transfers and allocations of policy value among the investment accounts may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

Delay of general account surrender proceeds

     State laws allow us to defer payment of any portion of the surrender value derived from any fixed account for up to 6 months. These laws were enacted many years ago to help insurance companies in the event of a liquidity crisis.

How you communicate with us

General Rules

     You should mail or express all checks and money orders for premium payments and loan repayments to the John Hancock USA Service Office at the appropriate address shown on the back cover.

     Under our current rules, certain requests must be made in writing and be signed and dated by you. They include the following:

     .    surrenders or withdrawals

     .    change of death benefit option

     .    increase or decrease in Face Amount

     .    change of beneficiary

     .    election of payment option for policy proceeds

     .    tax withholding elections

     .    election of telephone/internet transaction privilege.

     The following requests may be made either in writing (signed and dated by you) or by telephone, fax or e-mail if a special form is completed (see "Telephone, Facsimile and Internet Transactions" below):

     .    loans

     .    transfers of policy value among accounts

     .    change of allocation among accounts for new premium payments

     You should mail or express all written requests to our Service Office at the appropriate address shown on the back cover. You should also send notice of the insured person`s death and related documentation to our Service Office. We do not consider that we've "received" any communication until such time as it has arrived at the proper place and in the proper and complete form.

     We have special forms that should be used for a number of the requests mentioned above. You can obtain these forms from our Service Office or your John Hancock USA representative. Each communication to us must include your name, your policy number and the name of the insured person. We cannot process any request that doesn't include this required information. Any communication that arrives after the close of our business day, or on a day that is not a business day, will be considered "received" by us on the next following business day. Our business day currently closes at 4:00 p.m. Eastern Time, but special circumstances (such as suspension of trading on a major exchange) may dictate an earlier closing time.

Telephone, Facsimile and Internet Transactions

     If you complete a special authorization form, you can request loans, transfers among accounts and changes of allocation among accounts simply by telephoning us at 800-777-1377 or by faxing us at 617-572-1571 or by e-mailing us at an address we will provide. Any fax or internet request should include your name, daytime telephone number, policy number and, in the case of transfers and changes of allocation, the names of the accounts involved. We will honor telephone and internet instructions from anyone who provides the correct identifying information, so there is a risk of loss to you if this service is used by an unauthorized person. However, you will receive written confirmation of all telephone/internet transactions. There is also a risk that you will be unable to place your request due to equipment malfunction or heavy phone line or internet usage. If this occurs, you should submit your request in writing.

     If you authorize telephone or internet transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone or internet instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions which are reasonably designed to confirm that instructions received by telephone or internet are genuine. These procedures include requiring personal identification, the use of a unique password for internet authorization, recording of telephone calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone or internet are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

     As stated earlier in this prospectus, the policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment options. To discourage disruptive frequent trading, we have imposed certain transfer restrictions (see "Transfers of existing policy value" on page 31). In addition, we also reserve the right to change our telephone, facsimile and internet transaction privileges outlined in this section at any time, and to suspend or terminate any or all of those privileges with respect to any owners who we feel are abusing the privileges to the detriment of other owners.

Distribution of Policies

     John Hancock Distributors, LLC ("JH Distributors"), a Delaware limited liability company that we control, is the principal distributor of the policies and the principal underwriter of the securities offered through this prospectus and of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of the John Hancock Trust, whose securities are used to fund certain variable investment options under the policies and under other annuity and life insurance products we offer.

     JH Distributors' principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5 and it also maintains offices with us at 601 Congress Street, Boston, Massachusetts 02210. JH Distributors is a broker-dealer registered under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

     We offer the policies for sale through individuals who are licensed as insurance agents and who are registered representatives of broker-dealers that have entered into selling agreements with JH Distributors. These broker-dealers may include our affiliates Essex National Securities, Inc. and Signator Investors, Inc.

     Through JH Distributors, John Hancock USA pays compensation to broker-dealers for the promotion and sale of the policies. The registered representative through whom your policy is sold will be compensated pursuant to the registered representative's own arrangement with his or her broker-dealer. Compensation to broker-dealers for the promotion and sale of the policies is not paid directly by policyowners but will be recouped through the fees and charges imposed under the policy. (See "Description of Charges at the Policy Level" on page 34.)

     A limited number of broker-dealers may also be paid commissions or overrides to "wholesale" the policies; that is, to provide marketing support and training services to the broker-dealer firms that do the actual selling. We may also provide compensation to a limited number of broker-dealers for providing ongoing service in relation to policies that have already been purchased.

     Standard Compensation. The compensation JH Distributors may pay to broker-dealers may vary depending on the selling agreement, but compensation (inclusive of wholesaler overrides and expense allowances) paid to broker-dealers for sale of the policies (not including riders) is not expected to exceed 130% of target commissionable premium paid in the first policy year, and 8% of target commissionable premium paid in years 2-5. Compensation paid on any premium in excess of target will not exceed 10% in any year.

     Additional Compensation and Revenue Sharing. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, selling broker-dealers may receive, directly or indirectly, additional payments in the form of cash, other compensation or reimbursement. These additional compensation or reimbursement arrangements may include, for example, payments in connection with the firm's "due diligence" examination of the policies, payments for providing conferences or seminars, sales or training programs for invited registered representatives and other employees, payment for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for public, advertising and sales campaigns regarding the policies, payments to assist a firm in connection with its systems, operations and marketing expenses and/or other events or activities sponsored by the firms. Subject to applicable NASD rules and other applicable laws and regulations, JH Distributors and its affiliates may contribute to, as well as sponsor, various educational programs, sales contests, and/or other promotions in which participating firms and their sales persons may receive prizes such as merchandise, cash or other rewards.

     These arrangements will not be offered to all firms, and the terms of such arrangements may differ between firms. We provide additional information on special compensation or reimbursement arrangements involving selling firms and other financial institutions in the Statement of Additional Information, which is available upon request. Any such compensation, which may be significant at times, will not result in any additional direct charge to you by us.

     Differential Compensation. Compensation negotiated and paid by JH Distributors pursuant to a selling agreement with a broker-dealer may differ from compensation levels that the broker-dealer receives for selling other variable policies or contracts. These compensation arrangements may give us benefits such as greater access to registered representatives. In addition, under their own arrangements, broker-dealer firms may pay a portion of any amounts received under standard or additional compensation or revenue sharing arrangements to their registered representatives. As a result, registered representatives may be motivated to sell the policies of one issuer over another issuer, or one product over another product. You should contact your registered representative for more information on compensation arrangements in connection with your purchase of a policy.

Tax considerations

     This description of federal income tax consequences is only a brief summary and is not intended as tax advice. Tax consequences will vary based on your own particular circumstances, and for further information you should consult a qualified tax advisor. Federal, state and local tax laws, regulations and interpretations can change from time to time. As a result, the tax consequences to you and the beneficiary may be altered, in some cases retroactively.

General

     Generally, death benefits paid under policies such as yours are not subject to income tax. Earnings on your policy value are not subject to income tax as long as we don't pay them out to you. If we do pay out any amount of your policy value upon surrender or withdrawal, all or part of that distribution should generally be treated as a return of the premiums you've paid and should not be subject to income tax. Amounts you borrow are generally not taxable to you.

     However, some of the tax rules change if your policy is found to be a "modified endowment contract". This can happen if you've paid more than a certain amount of premiums that is prescribed by the tax laws. Additional taxes and penalties may be payable for policy distributions of any kind under a modified endowment contract.

Policy proceeds

     We believe the policy will receive the same federal income and estate tax treatment as fixed benefit life insurance policies. Section 7702 of the Internal Revenue Code (the "Code") defines a life insurance contract for federal tax purposes. If certain standards are met at issue and over the life of the policy, the policy will satisfy that definition. We will monitor compliance with these standards.

     If the policy complies with Section 7702, we believe the death benefit proceeds under the policy will be excludable from the beneficiary's gross income under Section 101 of the Code. In addition, if you have elected the Acceleration of Death Benefit for Qualified Long-Term Care Services Rider, the rider's benefits generally will be excludable from gross income under the Code. The tax-free nature of these accelerated benefits is contingent on the rider meeting specific requirements under Section 101 and/or Section 7702B of the Code. We have designed the rider to meet these standards.

Other policy distributions

     Increases in policy value as a result of interest or investment experience will not be subject to federal income tax unless and until values are actually received through distributions. In general, the owner will be taxed on the amount of distributions that exceed the premiums paid under the policy. But under certain circumstances within the first 15 policy years, the owner may be taxed on a distribution even if total withdrawals do not exceed total premiums paid. Any taxable distribution will be ordinary income to the owner (rather than capital gains).

     Distributions for tax purposes can include amounts received upon surrender or withdrawals. You may also be deemed to have received a distribution for tax purposes if you assign all or part of your policy rights or change your policy's ownership. If you have elected the Acceleration of Death Benefit for Qualified Long-Term Care Services Rider, you may be deemed to have received a distribution for tax purposes each time a deduction is made from your policy value to pay the rider charge.

     We also believe that, except as noted below, loans received under the policy will be treated as indebtedness of an owner and that no part of any loan will constitute income to the owner. However, if the policy terminates for any reason, the amount of any outstanding loan that was not previously considered income will be treated as if it had been distributed to the owner upon such termination. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans and an insured person of advanced age, you might find yourself having to choose between high premium requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

     It is possible that, despite our monitoring, a policy might fail to qualify as a life insurance contract under Section 7702 of the Code. This could happen, for example, if we inadvertently failed to return to you any premium payments that were in excess of permitted amounts, or if any of the portfolios failed to meet certain investment diversification or other requirements of the Code. If this were to occur, you would be subject to income tax on the income credited to the policy for the period of the disqualification and for subsequent periods.

     Tax consequences of ownership or receipt of policy proceeds under federal, state and local estate, inheritance, gift and other tax laws depend on the circumstances of each owner or beneficiary.

     Because there may be unfavorable tax consequences (including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary), you should consult a qualified tax adviser prior to changing the policy's ownership or making any assignment of ownership interests.

Diversification rules and ownership of the Account

     Your policy will not qualify for the tax benefit of a life insurance contract unless the Account follows certain rules requiring diversification of investments underlying the policy. In addition, the rules require that the policy owner not have "investment control" over the underlying assets.

     The Treasury Department explained in its temporary regulations regarding diversification that such regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account". As the variable policy owner, you will be treated as the owner of Account assets if you have the ability to exercise investment control over them. If you are found to have such ability, you will be taxed on any income or gains the assets generate. Although the Treasury Department announced several years ago that it would provide further guidance on this issue, it had not yet done so as of the date of this prospectus.

     The ownership rights under your policy are similar to, but different in certain respects from, those described in Internal Revenue Service rulings in which it was determined that policyholders were not owners of separate account assets. Since you have greater flexibility in allocating premiums and policy values than was the case in those rulings, it is possible that you would be treated as the owner of your policy's proportionate share of the assets of the Account.

     We do not know what will be in future Treasury Department regulations or other guidance. We cannot guarantee that the portfolios will be able to operate as currently described in the Series Funds' prospectuses, or that a Series Fund will not have to change any portfolio's investment objectives or policies. We have reserved the right to modify your policy if we believe it will prevent you from being considered the owner of your policy's proportionate share of the assets of the Account, but we are under no obligation to do so.

7-pay premium limit

     At the time of policy issuance, we will determine whether the Planned Premium schedule will exceed the 7-pay limit discussed below. If so, our standard procedures prohibit issuance of the policy unless you sign a form acknowledging that fact.

     The 7-pay limit is the total of net level premiums that would have been payable at any time for a comparable fixed policy to be fully "paid-up" after the payment of 7 equal annual premiums. "Paid-up" means that no further premiums would be required to continue the coverage in force until maturity, based on certain prescribed assumptions. If the total premiums paid at any time during the first 7 policy years exceed the 7-pay limit, the policy will be treated as a "modified endowment contract", which can have adverse tax consequences.

     The owner will be taxed on distributions and loans from a "modified endowment contract" to the extent of any income (gain) to the owner (on an income-first basis). The distributions and loans affected will be those made on or after, and within the two year period prior to, the time the policy becomes a modified endowment contract. Additionally, a 10% penalty tax may be imposed on taxable portions of such distributions or loans that are made before the owner attains age 591/2.

     Furthermore, any time there is a "material change" in a policy (generally the result of such things as an increase in the Total Face Amount, the addition of certain other policy benefits after issue, a change in death benefit option, or reinstatement of a lapsed policy), the policy will have a new 7-pay limit as if it were a newly-issued policy. If a prescribed portion of the policy's then policy value, plus all other premiums paid within 7 years after the material change, at any time exceed the new 7-pay limit, the policy will become a modified endowment contract.

     Moreover, if benefits under a policy are reduced (such as a reduction in the Total Face Amount or death benefit or the reduction or cancellation of certain rider benefits) during the 7 years in which a 7-pay test is being applied, the 7-pay limit will generally be recalculated based on the reduced benefits. If the premiums paid to date are greater than the recalculated 7-pay limit, the policy will become a modified endowment contract.

     All modified endowment contracts issued by the same insurer (or its affiliates) to the owner during any calendar year generally are required to be treated as one contract for the purpose of applying the modified endowment contract rules. A policy received in exchange for a modified endowment contract will itself also be a modified endowment. You should consult your tax advisor if you have questions regarding the possible impact of the 7-pay limit on your policy.

Corporate and H.R. 10 plans

     The policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of Section 401 of the Code. If so, the Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized. We are not responsible for compliance with the terms of any such plan or with the requirements of applicable provisions of the Code.

Financial statements reference

     The financial statements of John Hancock USA and the Account can be found in the Statement of Additional Information. The financial statements of John Hancock USA should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of John Hancock USA to meet its obligations under the policies.

Registration statement filed with the SEC

     This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. More details may be obtained from the SEC upon payment of the prescribed fee.

Independent Registered Public Accounting Firm

     Ernst & Young LLP, Independent Registered Public Accounting Firm, have audited the consolidated financial statements of John Hancock USA (formerly, The Manufacturers Life Insurance Company (U.S.A.)) at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and the financial statements of the Account at December 31, 2004 and for each of the periods indicated therein, as set forth in their reports. We've included these financial statements in the Statement of Additional Information, which also is a part of the registration statement that contains this prospectus, and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                   ALPHABETICAL INDEX OF KEY WORDS AND PHRASES

     This index should help you locate more information about many of the important concepts in this prospectus.

Key Word or Phrase                                                          Page
------------------                                                          ----
Account A.....................................................................25
asset-based risk charge.......................................................34
attained age..................................................................34
Base Face Amount..............................................................26
beneficiary...................................................................28
business day..................................................................24
changing Option 1 or 2........................................................27
changing the Face Amount......................................................27
charges.......................................................................34
Code..........................................................................43
cost of insurance.............................................................34
death benefit..................................................................5
deduction.....................................................................34
expenses of the portfolios....................................................36
fixed account.................................................................25
grace period..................................................................30
insured person.................................................................5
investment accounts...........................................................25
John Hancock USA..............................................................24
lapse.........................................................................29
loan..........................................................................33
loan interest.................................................................33
market timing.................................................................31
maximum premium payments......................................................29
minimum death benefit.........................................................26
modified endowment contract...................................................44
monthly deduction date........................................................38
Option 1.......................................................................5
Option 2.......................................................................5
owner.........................................................................39
payment options...............................................................28
Planned Premium...............................................................28
policy anniversary............................................................38
Policy Date...................................................................38
policy value...................................................................5
policy year...................................................................38
premium; premium payment.......................................................5
prospectus.....................................................................2
receive; receipt..............................................................41
reinstate; reinstatement......................................................29
SEC...........................................................................25
Service Office........................................................Back Cover
special loan account..........................................................33
subaccounts...................................................................25
Supplemental Face Amount......................................................26
supplementary benefit riders...................................................6 surrender......................................................................5
surrender value................................................................5
tax considerations............................................................42
telephone/internet transactions...............................................41
Total Face Amount.............................................................26
transfers of policy value.....................................................31 we; us........................................................................24
withdrawal....................................................................32
withdrawal fee................................................................35
you; your.....................................................................39

     In addition to this prospectus, John Hancock USA has filed with the Securities and Exchange Commission (the "SEC") a Statement of Additional Information (the "SAI") which contains additional information about John Hancock USA and the Account. The SAI and personalized illustrations of death benefits, policy values and surrender values are available, without charge, upon request. You may obtain the personalized illustrations from your John Hancock USA representative. The SAI may be obtained by contacting the John Hancock USA Service Office. You should also contact the John Hancock USA Service Office to request any other information about your policy or to make any inquiries about its operation.

                SERVICE OFFICE

  Express Delivery          Mail Delivery
--------------------   -----------------------
   Life Operations     Life Inforce Operations
197 Clarendon Street         P.O. Box 772
  Boston, MA 02117         Boston, MA 02117

        Phone:                   Fax:
    ------------             ------------
    800-777-1377             617-572-1571

     Information about the Account (including the SAI) can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090. Reports and other information about the Account are available on the SEC's Internet website at http://www.sec.gov. Copies of such information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549-0102.

Investment Company Act File No. 811-4834

                      Statement of Additional Information

                                     dated

                 John Hancock Life Insurance Company (U.S.A.)
                              Separate Account A

                                      of

                 John Hancock Life Insurance Company (U.S.A.)

                            MODIFIED SINGLE PREMIUM

                        VARIABLE LIFE INSURANCE POLICY

This Statement of Additional Information is not a Prospectus. It contains information in addition to that described in the Prospectus and should be read in conjunction with the Prospectus dated the same date as this Statement of Additional Information. The Prospectus may be obtained by writing John Hancock Life Insurance Company (U.S.A.) at the mailing address of the Service Office, 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5 or telephoning (800) 387-2747.

                               TABLE OF CONTENTS

             GENERAL INFORMATION AND HISTORY.................. 2
             SERVICES......................................... 2
                Independent Registered Public Accounting Firm. 2
                Principal Underwriter/Distributor............. 2
             ADDITIONAL INFORMATION ABOUT CHARGES............. 3
                Reduction in Charges.......................... 3
             AUDITED FINANCIAL STATEMENTS..................... F-1

                 John Hancock Life Insurance Company (U.S.A.)
                             38500 Woodward Avenue
                       Bloomfield Hills, Michigan 48304
                                (617) 663-3000

PVUL SAI 6/05

                        GENERAL INFORMATION AND HISTORY

   John Hancock Life Insurance Company (U.S.A.) Separate Account A (the "Separate Account") (formerly, The Manufacturers Life Insurance Company (U.S.A.) Separate Account A) is a separate investment account of John Hancock Life Insurance Company (U.S.A.) ("we," "us," "the Company", "John Hancock USA") (formerly, The Manufacturers Life Insurance Company (U.S.A.)). We are a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan. We are a licensed life insurance company in the District of Columbia and all states of the United States except New York. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company ("Manufacturers Life") and its subsidiaries, collectively known as Manulife Financial.

   The Separate Account has been established under Michigan law as a separate account of John Hancock USA. The Separate Account holds assets that are segregated from all of John Hancock USA's other assets. The Separate Account is currently used only to support variable life insurance policies.

   Our financial statements which are included in this Statement of Additional Information should be considered only as bearing on our ability to meet our obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                   SERVICES

Independent Registered Public Accounting Firm

   The consolidated financial statements of John Hancock Life Insurance Company (U.S.A.) at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and the financial statements of Separate Account A of John Hancock Life Insurance Company (U.S.A.) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) at December 31, 2004, and for each of the two years in the periods ended December 31, 2004 and 2003, appearing in this Statement of Additional Information of the Registration Statement have been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Principal Underwriter/Distributor

   John Hancock Distributors, LLC ("JH Distributors"), a Delaware limited liability company that we control, is the principal distributor of the policies and the principal underwriter of the securities offered through this prospectus. JH Distributors acts as the principal distributor of a number of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of the John Hancock Trust, whose securities are used to fund certain variable investment options under the policies and under other annuity and life insurance products we offer.

   JH Distributors' principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5 and it also maintains offices with us at 601 Congress Street, Boston, Massachusetts 02210. JH Distributors is a broker-dealer registered under the Securities Act of 1934 (the "1934 Act") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

   We offer the policies for sale through individuals who are licensed as insurance agents and who are registered representatives of broker-dealers that have entered into selling agreements with JH Distributors. These broker-dealers include our affiliates Essex National Securities, Inc. and Signator Investors, Inc.

   The aggregate dollar amount of underwriting commissions paid to JH Distributors in 2004, 2003 and 2002 was $403,619,081, $293,120,491 and
$275,138,774, respectively. JH Distributors did not retain any of these amounts during such periods.

   Through JH Distributors, John Hancock USA pays compensation to broker-dealers for the promotion and sale of the policies. The compensation JH Distributors may pay to broker-dealers may vary depending on the selling agreement, but compensation (inclusive of wholesaler overrides and expense allowances) paid to broker-dealers for sale of the policies (not including riders) is not expected to exceed [MAXIMUM DEALER COMMISSION]. The amount and timing of this compensation may differ among broker-dealers, but would not be expected to materially exceed the foregoing schedules on a present value basis. The registered representative through whom your policy is sold will be compensated pursuant to the registered representative's own arrangement with his or her broker-dealer. Compensation to broker-dealers for the promotion and sale of the policies is not paid directly by policyowners but will be recouped through the fees and charges imposed under the policy.

   Additional compensation and revenue sharing arrangements may be offered to certain broker-dealer firms. The terms of such arrangements may differ among broker-dealer firms we select based on various factors. In general, the arrangements involve three types of payments or any combination thereof:

  . Fixed dollar payments: The amount of these payments varies widely. JH Distributors may, for example, make one or more payments in connection with a firm's conferences, seminars or training programs, seminars for the public, advertising and sales campaigns regarding the policies, to assist a firm in connection with its systems, operations and marketing expenses, or for other activities of a selling firm or wholesaler. JH Distributors may make these payments upon the initiation of a relationship with a firm, and at any time thereafter.

  . Payments based upon sales: These payments are based upon a percentage of the total amount of money received, or anticipated to be received, for sales through a firm of some or all of the insurance products that we and/or our affiliates offer. JH Distributors makes these payments on a periodic basis.

  . Payments based upon "assets under management." These payments are based upon a percentage of the policy value of some or all of our (and/or our affiliates') insurance products that were sold through the firm. JH Distributors makes these payments on a periodic basis.

   Signator Investors, Inc. and Essex National Securities, Inc. may pay their respective registered representatives additional cash incentives in the form of bonus payments, expense payments, employment benefits or the waiver of overhead costs or expenses in connection with the sale of the policies that they would not receive in connection with the sale of policies issued by unaffiliated companies. Certain unaffiliated financial institutions such as banks may also receive compensation in connection with the sale of our policies sold by registered representatives of Essex National Securities, Inc. on bank premises.

                     ADDITIONAL INFORMATION ABOUT CHARGES

   A Policy will not be issued until the underwriting process has been completed to the Company's satisfaction. The underwriting process generally includes the obtaining of information concerning your age, medical history, occupation and other personal information. This information is then used to determine the cost of insurance charge.

Reduction in Charges

   The Policy is available for purchase by corporations and other groups or sponsoring organizations. Group or sponsored arrangements may include reduction or elimination of withdrawal charges and deductions for employees, officers, directors, agents and immediate family members of the foregoing. John Hancock USA reserves the right to reduce any of the Policy's charges on certain cases where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative, commissions or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyowner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which John Hancock USA believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policyowners. John Hancock USA may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
The Manufacturers Life Insurance Company (U.S.A.)

We have audited the accompanying consolidated balance sheets of The Manufacturers Life Insurance Company (U.S.A.) and subsidiaries ("the Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Manufacturers Life Insurance Company (U.S.A.) and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 2004 the Company changed its method of accounting for certain nontraditional long duration contracts and for separate accounts.

Boston, Massachusetts
March 25, 2005

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          CONSOLIDATED BALANCE SHEETS

                                                              As at December 31
                                                              -----------------
                                                               2004     2003
                                                              -------  -------
                                                              ($US millions)
  Assets
  Investments (Note 3):
  Securities available-for-sale, at fair value:
   Fixed-maturity (amortized cost: 2004 $10,396; 2003 $9,827) $11,188  $10,653
   Equity (cost: 2004 $382; 2003 $401).......................     466      475
   Mortgage loans............................................   2,367    2,187
  Real estate................................................   1,450    1,259
  Policy loans...............................................   2,681    2,532
  Short-term investments.....................................     436      564
                                                              -------  -------
   Total Investments.........................................  18,588   17,670
  Cash and cash equivalents..................................   1,482      972
  Deferred acquisition costs (Note 5)........................   3,448    2,939
  Deferred sales inducements (Note 5)........................     228      215
  Due from affiliates........................................   2,350    2,330
  Amounts recoverable from reinsurers........................     968    1,140
  Other assets (Goodwill: 2004 -- $62; 2003 -- $62)..........   1,101      717
  Separate account assets....................................  57,103   43,694
                                                              -------  -------
   Total Assets.............................................. $85,268  $69,677
                                                              =======  =======

The accompanying notes are an integral part of these consolidated financial statements.

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                                                        As at December 31
                                                        -----------------
                                                         2004     2003
                                                        -------  -------
                                                        ($US millions)
        Liabilities, Capital and Surplus
        Liabilities:
        Policyholder liabilities and accruals.......... $21,427  $20,428
        Net deferred tax liabilities (Note 6)..........     569      426
        Due to affiliate...............................     420      289
        Other liabilities..............................   1,830    1,265
        Separate account liabilities...................  57,103   43,694
                                                        -------  -------
         Total Liabilities.............................  81,349   66,102
        Capital and Surplus:
        Capital stock (Note 8).........................       5        5
        Retained earnings..............................   3,086    2,777
        Accumulated other comprehensive income (Note 4)     828      793
         Total Capital and Surplus.....................   3,919    3,575
                                                        -------  -------
         Total Liabilities, Capital and Surplus........ $85,268  $69,677
                                                        =======  =======

The accompanying notes are an integral part of these consolidated financial statements.

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                        For the Years Ended December 31
                                                                        ------------------------------
                                                                         2004       2003      2002
                                                                          ------    ------    ------
                                                                           ($US millions)
Revenue:
Premiums............................................................... $  943     $  955    $1,002
Fee income.............................................................  1,369      1,107       930
Net investment income..................................................  1,148      1,174     1,157
Net realized investment gains (losses) (Note 13).......................    285        160      (222)
Other (Note 13)........................................................      5          5         4
                                                                          ------    ------    ------
 Total revenue.........................................................  3,750      3,401     2,871
Benefits and expenses:
Policyholder benefits and claims.......................................  1,687      1,829     1,606
Operating expenses and commissions.....................................    715        654       575
Amortization of deferred acquisition costs.............................    358        227        92
Interest expense.......................................................     22         46        42
Policyholder dividends.................................................    389        377       370
                                                                          ------    ------    ------
 Total benefits and expenses...........................................  3,171      3,133     2,685
                                                                          ------    ------    ------
Operating income before income taxes and change in accounting principle    579        268       186
                                                                          ------    ------    ------
Income tax expense.....................................................    168         77        31
                                                                          ------    ------    ------
Income after income taxes and before change in accounting principle....    411        191       155
                                                                          ------    ------    ------
Change in accounting principle.........................................     48         --        --
                                                                          ------    ------    ------
Net income............................................................. $  459     $  191    $  155
                                                                          ======    ======    ======

The accompanying notes are an integral part of these consolidated financial statements.

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

           CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

                                     For the Years Ended December 31
                                -----------------------------------------
                                                  Accumulated
                                                     Other        Total
                                Capital Retained Comprehensive Capital and
                                 Stock  Earnings    Income       Surplus
     -                          ------- -------- ------------- -----------
                                              ($US millions)
     Balance, December 31, 2001   $ 5    $2,511      $153        $2,669
     Comprehensive income......    --       155       358           513
                                  ---    ------      ----        ------
     Balance, December 31, 2002   $ 5    $2,666      $511        $3,182
                                  ===    ======      ====        ======
     Comprehensive income......    --       191       282           473
     Dividend to shareholder...    --       (80)       --           (80)
                                  ---    ------      ----        ------
     Balance, December 31, 2003   $ 5    $2,777      $793        $3,575
                                  ===    ======      ====        ======
     Comprehensive income......    --       459        35           494
     Dividend to shareholder...    --      (150)       --          (150)
                                  ---    ------      ----        ------
     Balance, December 31, 2004   $ 5    $3,086      $828        $3,919
                                  ===    ======      ====        ======

The accompanying notes are an integral part of these consolidated financial statements.

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                 For the Years Ended December 31
-                                                                ------------------------------
                                                                   2004       2003       2002
-                                                                 -------    -------   -------
                                                                       ($US millions)
Operating activities:
 Operating cash inflows:
 Premiums....................................................... $   940    $   972    $ 1,018
 Fee income.....................................................   1,369      1,168        981
 Net investment income..........................................   1,154      1,229      1,153
 Other..........................................................       5         11          4
                                                                  -------    -------   -------
   Total operating cash inflows.................................   3,468      3,380      3,156
Operating cash outflows:
 Benefit payments...............................................   1,166      1,495      1,480
 Insurance expenses and taxes...................................   1,656      1,237      1,180
 Dividends paid to policyholders................................     389        373        358
 Change in other assets and other liabilities...................    (130)      (288)      (422)
                                                                  -------    -------   -------
   Total operating cash outflows................................   3,081      2,817      2,596
                                                                  -------    -------   -------
   Net cash provided by operating activities....................     387        563        560
Investing activities:
 Fixed-maturity securities sold, matured or repaid..............   9,218     11,223      8,634
 Fixed-maturity securities purchased............................  (9,277)    (9,715)    (9,082)
 Equity securities sold.........................................     209        530         34
 Equity securities purchased....................................    (159)      (166)      (214)
 Mortgage loans advanced........................................    (481)      (564)      (432)
 Mortgage loans repaid..........................................     335        307        186
 Real estate sold...............................................       3         --          1
 Real estate purchased..........................................    (212)      (197)       (60)
 Policy loans advanced, net.....................................    (149)      (163)      (143)
 Short-term investments, net....................................    (170)      (262)       (41)
 Other investments, net.........................................      --         10         (4)
                                                                  -------    -------   -------
   Net cash (used in) provided by investing activities..........    (683)     1,003     (1,121)
Financing activities:
 Deposits and interest credited to policyholder account balances   1,836      1,877      1,778
 Withdrawals from policyholder account balances.................  (1,327)    (1,392)    (1,342)
 Unearned revenue...............................................     120         85        168
 Amounts due (from) to affiliates, net..........................     155     (1,516)       101
 Principal repayment of amounts due to affiliates and parent....      --       (416)      (211)
 Net reinsurance recoverable....................................     172        132        243
 Dividend paid to shareholder...................................    (150)       (80)        --
 Repaid funds...................................................      --         (2)        (2)
                                                                  -------    -------   -------
 Net cash provided by (used in) financing activities............     806     (1,312)       735
 Increase in cash and cash equivalents during the year..........     510        254        174
                                                                  -------    -------   -------
 Cash and cash equivalents at beginning of year.................     972        718        544
                                                                  -------    -------   -------
 Balance, end of year........................................... $ 1,482    $   972    $   718
                                                                  =======    =======   =======

The accompanying notes are an integral part of these consolidated financial statements.

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                                                                                    For the Years Ended December 31
                                                                                    ------------------------------
                                                                                     2004       2003       2002
-                                                                                     -----      -----     -----
                                                                                       ($US millions)
Reconciliation of net income to net cash provided by operating activities:
 Net income........................................................................ $ 459      $ 191      $ 155
 Adjustments to reconcile net income to net cash provided by operating activities
   Net realized (gains) losses.....................................................  (285)      (160)       222
   Net depreciation, amortization of bond premium or discount and other investment
     related items.................................................................     3         55         (5)
   Addition to policyholder liabilities and accruals...............................   517        417        104
   Deferral of acquisition costs...................................................  (901)      (648)      (567)
   Amortization of deferred acquisition costs......................................   358        227         92
   Increase in deferred tax liability, net.........................................   128        143         83
   Interest expense................................................................    22         46         42
   Policyholder dividends..........................................................     4          4         12
   Change in accounting principle..................................................   (48)        --         --
   Change in other assets and other liabilities....................................   130        288        422
                                                                                      -----      -----     -----
 Net cash provided by operating activities......................................... $ 387      $ 563      $ 560
                                                                                      =====      =====     =====

The accompanying notes are an integral part of these consolidated financial statements.

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          December 31, 2004 and 2003

                                ($US millions)

1. Organization and Basis of Presentation

The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") is an indirect, wholly-owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based publicly traded company. MFC and its subsidiaries are collectively known as "Manulife Financial".

As a result of the merger between MFC and John Hancock Financial Services Inc., ManUSA changed its name to John Hancock Life Insurance Company (U.S.A.) effective January 1, 2005.

ManUSA and its subsidiaries, collectively known as the "Company", operate in the life insurance industry, offering a broad range of individual insurance, reinsurance, individual wealth management and group wealth management related products. These products are marketed primarily in the United States.

2. Significant Accounting Policies

a) Recent Accounting Standards

Financial Accounting Standards Board (FASB) Derivative Implementation Group Statement of Financial Accounting Standards (SFAS) 133 Implementation Issue No. 36 -- "Embedded Derivatives: Bifurcation of a Debt Instrument that Incorporates Both Interest Rate Risk and Credit Rate Risk Exposures that are Unrelated or only Partially Related to the Creditworthiness of the Issuer of that Instrument" ("DIG B36")

In April 2003, the FASB's Derivative Implementation Group released DIG B36, which addresses whether SFAS No. 133 requires bifurcation of a debt instrument into a debt host contract and an embedded derivative if the debt instrument incorporates both interest rate risk and credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument. Under DIG B36, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or a total return debt index are examples of arrangements containing embedded derivatives requiring bifurcation. The Company's adoption of this guidance effective January 1, 2004 did not have a material impact on the consolidated financial position, results of operations, or cash flows.

Statement of Position 03-1 -- "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1")

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 03-1. SOP 03-1 provides guidance on a number of topics including separate account presentation, interests in separate accounts, gains and losses on the transfer of assets from the general account to a separate account, liability valuation, returns based on a contractually referenced pool of assets or index, accounting for contracts that contain death or other insurance benefit features, accounting for reinsurance and other similar contracts, accounting for annuitization guarantees, and sales inducements to contract holders. SOP 03-1 was effective for the Company's consolidated financial statements on January 1, 2004.

These consolidated financial statements reflect the adoption of SOP 03-1 and resulted in the following adjustments:

                                                              As at January 1, 2004
                                                              ---------------------
Assets
 Increase in deferred acquisition costs......................         $ 14
Liabilities
 Decrease in policyholder liabilities and accruals...........          (62)
 Increase in unearned revenue liability......................            2
 Increase in deferred income tax liabilities.................           26

                                                               Twelve months ended
                                                                December 31, 2004
                                                              ---------------------
Cumulative effect of accounting change recorded in net income         $ 48

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          December 31, 2004 and 2003

                                ($US millions)

2. Significant Accounting Policies -- (continued)


SFAS No. 123 (revised 2004) -- Share Based Payment

In December 2004, FASB issued SFAS No. 123 (revised 2004), "Share Based Payment" (SFAS 123(R)), which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends SFAS No. 95, "Statement of Cash Flows". Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statements of income based on their fair values. Pro forma disclosure is no longer an alternative.

The Company adopted the fair-value based method of accounting for share-based payments effective January 1, 2003 using the prospective method described in SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". The Company uses the Black-Scholes option-pricing model to estimate the value of stock options of its parent granted to its employees and expects to continue to use this model upon anticipated adoption of SFAS No. 123(R), on July 1, 2005.

Because SFAS No. 123(R) must be applied not only to new awards but to previously granted awards that are not fully vested on the effective date, and because the Company adopted SFAS No. 123 using the prospective transition method (which applied only to awards granted, modified or settled after the adoption date), compensation cost for some previously granted awards that were not recognized under SFAS No. 123 will be recognized under SFAS No. 123(R). However, had the Company adopted SFAS No. 123(R) in prior periods, the impact of that standard would have been immaterial to the financial statements.

FASB Staff Position 106-2-- Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003

In May 2004, the FASB issued FASB Staff Position 106-2-- "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003" (FSP 106-2). In accordance with FSP 106-2, the Company recorded a $1 decrease in net periodic post-retirement benefit costs for the period January to December, 2004.

On December 8, 2003, President George W. Bush signed into law the bill referenced above, which expands Medicare, primarily by adding a prescription drug benefit for Medicare-eligible retirees starting in 2006. The Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) provides for special tax-free subsidies to employers that offer plans with qualifying drug coverages beginning in 2006. There are two broad groups of retirees receiving employer-subsidized prescription drug benefits at the Company. The first group, those who retired prior to January 1, 1992, receives a subsidy of between 90% and 100% of total cost. Since this subsidy level will clearly meet the criteria for qualifying drug coverage, the Company anticipates that the benefits it pays after 2005 for pre-1992 retirees will be lower as a result of the new Medicare provisions and has reflected that reduction in the other post-retirement benefit plan liability. With respect to the second group, those who retired on or after January 1, 1992, the employer subsidy on prescription drug benefits is capped and currently provides as low as 25% of the total cost. Since final authoritative accounting guidance has not yet been issued on determining whether a benefit meets the actuarial criteria for qualifying drug coverage, the Company has deferred recognition as permitted by FSP 106-2 for this group. The final accounting guidance could require changes to previously reported information.

FASB Interpretation 46 (revised December 2003)-- Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51

In December, 2003, the FASB re-issued Interpretation 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No.51", ("FIN 46R") which clarifies the consolidation accounting guidance of Accounting Research Bulletin No.51, "Consolidated Financial Statements," ("ARB 51") to certain entities for which controlling financial interest are not measurable by reference to ownership of the equity of the entity. Such entities are known as variable interest entities ("VIEs").

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          December 31, 2004 and 2003

                                ($US millions)

2. Significant Accounting Policies -- (continued)


Controlling financial interests of a VIE are defined as exposure of a party to the VIE to a majority of either the expected variable losses or expected variable returns of the VIE, or both. Such party is the primary beneficiary of the VIE and FIN 46R requires the primary beneficiary of a VIE to consolidate the VIE. FIN46R also requires certain disclosures for significant relationships with VIEs, whether or not consolidation accounting is either used or anticipated.

In the event additional liabilities are recognized as a result of consolidating any VIEs with which the Company is involved, these additional liabilities would not represent additional claims on the general assets of the Company; rather, they would represent claims against additional assets recognized as a result of consolidating VIEs. Conversely, in the event additional assets recognized as a result of consolidating VIEs, these additional assets would not represent additional funds which the Company could use to satisfy claims against its general assets, rather they would be used only to settle additional liabilities recognized as a result of consolidating the VIEs.

This interpretation was effective in 2003 for VIEs created after January 31, 2003 and on January 1, 2004 for all other VIEs. The Company has determined that no VIEs are required to be consolidated under the new guidance.

b) Investments

The Company classifies all of its fixed-maturity and equity securities as available-for-sale and records these securities at fair value. The cost of fixed-maturity securities is adjusted for the amortization of premiums and accretion of discounts, which are calculated using the effective interest method. For the mortgage-backed bond portion of the fixed-maturity securities portfolio, the Company recognizes amortization using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. Realized gains and losses on sales of securities classified as available-for-sale are recognized in income using the specific-identification method. A decline in the value of a specific security that is considered other-than-temporary results in a write-down of the cost basis of the security and a charge to income in the period of recognition. Unrealized gains and losses, other than unrealized losses that are considered to be other-than-temporary, are reflected directly in accumulated other comprehensive income after adjustments for deferred income taxes, deferred acquisition costs, policyholder liabilities and unearned revenue liability. In evaluating whether a decline in fair value is other than temporary, the Company considers various factors, including the time and extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer and whether the debtor is current on contractually obligated interest and principal payments.

Mortgage loans are reported at unpaid principal balances, net of a provision for losses. The provision for losses is established for mortgage loans both on a specific as well as on an aggregate basis. Mortgage loans are considered to be impaired when the Company has determined that it is probable that all amounts due under contractual terms will not be collected. Impaired loans are reported at the lower of unpaid principal or fair value of the underlying collateral.

Real estate held for investment is carried at cost, less accumulated depreciation and provisions for impairment and write-downs, if applicable. Real estate held for sale is carried at the lower of cost or market value where changes in estimates of market value are recognized as realized gains or losses in the consolidated statements of income.

Policy loans are reported at aggregate unpaid balances, which approximates fair value.

Short-term investments, which include investments with maturities of less than one year and greater than ninety days at the date of acquisition, are reported at amortized cost which approximates fair value.

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          December 31, 2004 and 2003

                                ($US millions)

2. Significant Accounting Policies -- (continued)


c) Derivatives

All derivative instruments are reported on the Consolidated Balance Sheets at their fair value, with changes in fair value recorded in income or equity, depending on the nature of the derivative instrument. Changes in the fair value of derivatives not designated as hedges are recognized in current period earnings.

For fair value hedges, the Company is hedging changes in the fair value of assets, liabilities or firm commitments with changes in fair values of the derivative instruments. Changes in the fair value of derivatives are recorded in income, and changes in the fair value of hedged items are recorded in income to the extent the hedge is effective. For cash flow hedges, the Company is hedging the variability of cash flows related to forecasted transactions. The effective portion of changes in the fair value of cash flow hedges is initially recorded in other comprehensive income and is subsequently reflected into income in the same period or periods during which the hedged transaction affects earnings. The Company estimates that deferred net gains of $17 after tax, included in other comprehensive income as at December 31, 2004, will be reclassified into earnings within the next twelve months. Cash flow hedges include hedges of certain forecasted transactions of varying periods up to a maximum of 40 years.

d) Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

e) Deferred Acquisition Costs ("DAC")

Commissions and other expenses, which vary with and are primarily related to the production of new business, are deferred to the extent recoverable from future gross profits and included as an asset. The portion of DAC associated with variable annuity and variable life insurance contracts, universal life insurance contracts, investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. This amortization is adjusted retrospectively when current gross profits or estimates of future gross profits are revised. DAC associated with all other insurance and reinsurance contracts is amortized over the premium-paying period of the related policies. Assuming the unrealized gains or losses on securities had been realized at year-end, DAC is adjusted for the impact on current and estimated future gross profits. The impact of any such adjustments is included in net unrealized gains (losses) in accumulated other comprehensive income. DAC is reviewed annually to determine recoverability from future gross profits and any unrecoverable portion is immediately expensed.

f) Policyholder Liabilities and Accruals

Policyholder liabilities for traditional non-participating life insurance policies, reinsurance policies, and for accident and health policies are computed using the net level premium method. The calculations are based upon estimates as to future mortality, morbidity, persistency, maintenance expenses, and interest rate yields that were applicable in the year of issue. The assumptions include a provision for the risk of adverse deviation.

For payout annuities in loss recognition, policyholder liabilities are computed using estimates of expected mortality, expenses, and investment yields as determined at the time these contracts first moved into loss recognition. Payout annuity reserves are adjusted for the impact of net realized gains associated with the underlying assets.

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          December 31, 2004 and 2003

                                ($US millions)

2. Significant Accounting Policies -- (continued)


For variable annuity and variable life contracts, universal life insurance contracts, and investment contracts with no substantial mortality or morbidity risk, policyholder liabilities equal the policyholder account values. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges, and administrative expenses charged to the policyholders.

For traditional participating life insurance policies, policyholder liabilities are computed using the net level premium reserve for death and endowment policy benefits. Mortality and interest assumptions are the same as the non-forfeiture benefit assumptions at the time the policy was issued. Interest rate assumptions used in the calculation of the liabilities for traditional participating life insurance policies range from 2.5% to 7.8%. As of December 31, 2004, participating insurance expressed as a percentage of gross actuarial reserves and account value was 46.5%.

For those participating policies in force as of September 23, 1999 and as a result of the demutualization of The Manufacturers Life Insurance Company ("MLI"), an indirect parent, separate sub-accounts were established within the participating accounts of the Company. These sub-accounts permit this participating business to be operated as a separate "closed block" of business. As of December 31, 2004, $9,527 (2003 - $9,315) of policyholder liabilities and accruals related to the participating policyholders' account were included in the closed block.

ManUSA's Board of Directors approves the amount of policyholder dividends to be paid annually. The aggregate amount of policyholder dividends is calculated based on actual interest, mortality, morbidity and expense experience for the year, and on management's judgment as to the appropriate level of equity to be retained by the Company. The carrying value of this liability approximates the earned amount and fair value as of December 31, 2004.

g) Separate Accounts

Separate account assets and liabilities represent funds that are separately administered, principally for investment contracts related to group pension business as well as for variable annuity and variable life contracts, and for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company. Separate account assets are recorded at market value. Operations of the separate accounts are not included in the accompanying consolidated financial statements. However, fees charged on separate account policyholder funds are included in revenue of the Company.

h) Revenue Recognition

Premiums on long-duration life insurance and reinsurance contracts are recognized as revenue when due. Premiums on short-duration contracts are earned over the related contract period. Net premiums on limited-payment contracts are recognized as revenue and the difference between the gross premium received and the net premium is deferred and recognized in income based on either a constant relationship to insurance in force or the present value of annuity benefits, depending on the product type.

Fee income from annuity contracts, pension contracts, and insurance contracts consists of charges for mortality, expense, surrender and administration that have been assessed against the policyholder account balances. To the extent such charges compensate the Company for future services, they are deferred and recognized in income over the period earned using the same assumptions as those associated with the amortization of DAC.

Interest on fixed-maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premiums or discounts. Interest on restructured mortgage loans is recorded as income based on the rate to be paid; interest on delinquent mortgage loans is recorded as income on a cash basis. Dividends are recorded as income on the ex-dividend date.

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          December 31, 2004 and 2003

                                ($US millions)

2. Significant Accounting Policies -- (continued)


i) Policyholder Benefits and Claims

Benefits for variable annuity and variable life contracts, for universal life insurance contracts, and for investment pension contracts include interest credited to policyholder account values and benefit claims incurred during the period in excess of policyholder account values.

j) Reinsurance

The Company routinely utilizes reinsurance transactions to minimize exposure to large risks. Life reinsurance is accomplished through various plans including yearly renewable term, co-insurance, and modified co-insurance. Reinsurance premiums, policy charges for cost of insurance, and claims are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums, fees, and claims are reported net of reinsured amounts.

The amount recoverable from reinsurers and pertaining to policyholder liabilities is presented as a separate asset on the consolidated balance sheets. For those claims paid and covered by a reinsurance treaty, a reinsurance receivable has been included as part of other assets.

k) Stock-Based Compensation

Certain of ManUSA's employees are provided compensation in the form of stock options, deferred share units and restricted share units in MFC, the indirect parent of the Company. Effective January 1, 2003, MFC prospectively changed its accounting policy for employee stock options from the intrinsic value method to the fair value method for awards granted on or after January 1, 2002. As a result, the fair value of the stock options granted by MFC to the Company's employees is recorded by the Company over the vesting periods. The fair value of the deferred share units granted by MFC to ManUSA employees is recognized in the accounts of ManUSA over the vesting periods of the units. The intrinsic fair value of the restricted share units granted by MFC to ManUSA employees is recognized in the accounts of ManUSA over the vesting periods of the units. The stock-based compensation is a legal obligation of MFC, but in accordance with U.S. generally accepted accounting principles, is recorded in the accounts of ManUSA.

l) Income Taxes

Income taxes have been provided for in accordance with SFAS No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that likely will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

ManUSA joins its indirect parent, Manulife Holdings (Delaware) LLC. and its subsidiaries, with the exception of The Manufacturers Life Insurance Company of New York ("MNY"), in filing a U.S. consolidated income tax return. MNY files a separate federal income tax return.

In accordance with the income tax-sharing agreements in effect for the applicable tax years, the Company's income tax provision (or benefit) is computed as if ManUSA and the companies filed separate income tax returns. The tax charge to each of the respective companies will not be more than that which each company would have paid on a separate return basis. Settlements of taxes are made through an increase or reduction to other liabilities. Such settlements occur on a periodic basis in accordance with the tax sharing agreement. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable, provided the consolidated group utilizes such benefits currently.

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          December 31, 2004 and 2003

                                ($US millions)

2. Significant Accounting Policies -- (continued)


m) Foreign Exchange Translation

The consolidated balance sheets of the Company's foreign operations and the Company's non-U.S. dollar investments are translated into U.S. dollars using exchange rates in effect at the consolidated balance sheet date. The consolidated statements of income of the Company's foreign operations are translated into U.S. dollars using average exchange rates prevailing during the respective periods. Translation adjustments are included in accumulated other comprehensive income.

n) Comparative Figures

Certain of the prior year's figures have been reclassified to conform to the current year's presentation.

o) Use of Estimates

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") which require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

The Company made adjustments to the amortized costs of its fixed-maturities and equity securities by recognizing $8 (2003 --$53; 2002 -- $177) in other than temporary impairments in the investment portfolio, net of the related DAC and unearned revenue liability unlocking. In 2002, three items led to a combined net positive income effect from DAC and unearned revenue liability unlocking of $139. The latter changes included positive impacts from an extension of the DAC amortization period on its participating line of business, and improved mortality assumptions on its participating and universal life businesses, and a negative impact from equity market performance below historical assumptions on its variable annuity business.

3. Investments and Investment Income

a) Fixed-Maturity and Equity Securities

At December 31, 2004, all fixed-maturity and equity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value is summarized as follows:

                                                 Gross       Gross
                                  Amortized    Unrealized Unrealized       Fair
                                     Cost        Gains      Losses         Value
                                -------------- ---------  ----------  ---------------
As of December 31                2004    2003  2004  2003 2004  2003   2004    2003
-----------------               ------- ------ ----  ---- ----  ----  ------- -------
Fixed-maturity securities:
U.S. government................ $ 3,308 $2,536 $111  $ 64 $ (8) $(18) $ 3,411 $ 2,582
Foreign governments............   1,063  1,108  203   202   --    (3)   1,266   1,307
Corporate......................   5,882  5,933  494   589  (14)  (23)   6,362   6,499
Asset-backed...................     143    250    7    18   (1)   (3)     149     265
                                ------- ------ ----  ---- ----  ----  ------- -------
Total fixed-maturity securities $10,396 $9,827 $815  $873 $(23) $(47) $11,188 $10,653
                                ======= ====== ====  ==== ====  ====  ======= =======
Equity securities.............. $   382 $  401 $ 91  $ 83 $ (7) $ (9) $   466 $   475
                                ======= ====== ====  ==== ====  ====  ======= =======

Proceeds from sales of fixed-maturity securities during 2004 were $8,860 (2003 -- $10,986; 2002 -- $8,481). Gross gains and losses of $252 and $123 respectively, were realized on those sales (2003 -- $251 and $122 respectively; 2002 -- $218 and $154 respectively). In addition during 2004, other-than-temporary impairments of nil (2003 -- $10; 2002 -- $109) were recognized in income.

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          December 31, 2004 and 2003

                                ($US millions)

3. Investments and Investment Income -- (continued)


Proceeds from the sale of equity securities during 2004 were $209 (2003 -- $530; 2002 -- $34). Gross gains and losses of $35 and $28 respectively, were realized on those sales (2003 -- $181 and $147 respectively; 2002 -- $48 and $84 respectively). In addition during 2004, other-than-temporary impairments of $10 (2003 -- $51; 2002 -- $135) were recognized in income.

The cost amounts for both fixed-maturity securities and equity securities are net of the other-than-temporary impairment charges.

At December 31, 2004, there were 114 (2003 -- 323) fixed-income securities that have a gross unrealized loss of $23 (2003 -- $47) of which the single largest unrealized loss was $2 (2003 -- $7). The Company anticipates that these fixed income securities will perform in accordance with their contractual terms and currently has the ability and intent to hold these fixed-income securities until they recover or mature.

At December 31, 2004, there were 69 (2003 -- 78) equity securities that have a gross unrealized loss of $7 (2003 -- $9) of which the single largest unrealized loss was $2 (2003 -- $2). The Company anticipates that these equity securities will recover in value.

The contractual maturities of fixed-maturity securities at December 31, 2004 are shown below:

                                                                 Amortized  Fair
As of December 31, 2004                                            cost     Value
-----------------------                                          --------- -------
Fixed-maturity securities, excluding mortgage-backed securities:
One year or less................................................  $   335  $   347
Greater than 1; up to 5 years...................................    1,639    1,686
Greater than 5; up to 10 years..................................    2,868    3,023
Due after 10 years..............................................    5,411    5,983
Asset - backed securities.......................................      143      149
                                                                  -------  -------
   Total fixed-maturity securities..............................  $10,396  $11,188
                                                                  =======  =======

Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Corporate requirements and investment strategies may result in the sale of investments before maturity.

b) Mortgage Loans

Mortgage loans are reported at amortized cost, net of a provision for losses. The impaired mortgage loans and the related allowances for mortgage loan losses were as follows:

                       As of December 31      2004  2003
                       -----------------      ----  ----
                       Impaired loans........ $ 83  $90
                                              ====  ===
                       Allowance, January 1.. $ 31  $36
                       Deductions............  (23)  (5)
                                              ----  ---
                       Allowance, December 31 $  8  $31
                                              ====  ===

All impaired mortgage loans have been provided for and no interest is accrued on impaired loans.

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          December 31, 2004 and 2003

                                ($US millions)

3. Investments and Investment Income -- (continued)


c) Investment Income

Income by type of investment was as follows:

                                         For the Years Ended December 31
                                         ------------------------------
                                          2004       2003       2002
                                          ------     ------     ------
               Fixed-maturity securities $  692     $  737     $  729
               Equity securities........     16         12         11
               Mortgage loans...........    155        149        139
               Investment real estate...     86         86         88
               Other investments........    230        228        228
                                          ------     ------     ------
               Gross investment income..  1,179      1,212      1,195
               Investment expenses......    (31)       (38)       (38)
                                          ------     ------     ------
               Net investment income.... $1,148     $1,174     $1,157
                                          ======     ======     ======

d) Significant Equity Interests

ManUSA holds a 27.7% indirect interest in Flex Leasing I, LLC ("Flex I") which is accounted for using the equity method whereby ManUSA recognizes its proportionate share of the investee's net income or loss. In 2003, ManUSA sold its 19.6% direct interest in Flex II, LLC, which also had been accounted for using the equity method, for a realized gain of $1.

As of December 31, 2004, the total assets for Flex I were $290 (2003 -- $296 for Flex I; 2002 -- $306 for Flex I and $87 for Flex II), with total liabilities amounting to $230 (2003 -- $237 for Flex I; 2002 -- $248 for Flex I and $77 for Flex II). For the year ended December 31, 2004, total net loss amounted to $3 (2003 -- $5 for Flex I; 2002 -- $3 for Flex I and $4 for Flex
II).

e) Securities Lending

The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for certain periods of time. Collateral, which exceeds the market value of the loaned securities, is lodged by the borrower with the Company and retained by the Company until the underlying security has been returned to the Company. The collateral is reported in cash and other liabilities. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates. As of December 31, 2004, the Company has loaned securities (which are included in invested assets) with a carrying value and market value of approximately $2,579 and $2,645 respectively (2003 -- $667 and $642 respectively).

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          December 31, 2004 and 2003

                                ($US millions)

4. Comprehensive Income


a) Total comprehensive income was as follows:

                                                                                For the Years Ended December 31
                                                                                -------------------------------
                                                                                2004       2003      2002
                                                                                ----       ----      ----
Net income..................................................................... $459       $191      $155
Other comprehensive income, net of DAC, deferred income taxes and other amounts required to satisfy policyholder liabilities:
 Unrealized holding gains arising during the year..............................  118        209       269
 Minimum pension asset (liability).............................................   (1)        24       (25)
 Foreign currency translation..................................................   57        131        44
 Less:
 Reclassification adjustment for realized gains (losses) included in net income  139         82       (70)
                                                                                  ----       ----      ----
Other comprehensive income.....................................................   35        282       358
                                                                                  ----       ----      ----
Comprehensive income........................................................... $494       $473      $513
                                                                                  ====       ====      ====

Other comprehensive income is reported net of tax (benefit) expense of $(11), $81, and $169 for 2004, 2003 and 2002, respectively.

b) Accumulated other comprehensive income is comprised of the following:

               As of December 31                      2004  2003
               -----------------                      ----  ----
               Unrealized gains :
                Beginning balance.................... $640  $512
                Current period change................  (21)  128
                                                      ----  ----
                Ending balance....................... $619  $640
                                                      ----  ----
               Minimum pension liability:
                Beginning balance.................... $ (3) $(28)
                Current period change................   (1)   25
                                                      ----  ----
                Ending balance....................... $ (4) $ (3)
                                                      ----  ----
               Foreign currency:
                Beginning balance.................... $156  $ 27
                Current period change................   57   129
                                                      ----  ----
                Ending balance....................... $213  $156
                                                      ----  ----
               Accumulated other comprehensive income $828  $793
                                                      ====  ====

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          December 31, 2004 and 2003

                                ($US millions)

4. Comprehensive Income -- (continued)


c) Unrealized Gains on Securities Available-for-Sale

Net unrealized gains on fixed-maturity and equity securities included in other comprehensive income were as follows:

As at December 31                                                   2004    2003
-----------------                                                  ------  ------
Gross unrealized gains............................................ $1,355  $1,385
Gross unrealized losses...........................................    (56)    (56)
DAC and other amounts required to satisfy policyholder liabilities   (349)   (345)
Deferred income taxes.............................................   (331)   (344)
                                                                   ------  ------
Net unrealized gains on securities available-for-sale............. $  619  $  640
                                                                   ======  ======

5. Deferred Acquisition Costs ("DAC") and Deferred Sales Inducements ("DSI")

The components of the change in DAC/DSI were as follows:

                                                                For the Years Ended
                                                                  December 31
                                                                ------------------
                                                                 2004      2003
                                                                 ------    ------
Balance, January 1............................................. $3,154    $2,731
Capitalization.................................................    847       651
Amortization...................................................   (358)     (227)
Change in accounting principle (Note 2 a)......................     14        --
Effect of net unrealized gains on securities available-for-sale     19        (1)
                                                                 ------    ------
Balance, December 31........................................... $3,676    $3,154
                                                                 ======    ======

6. Income Taxes

The components of income tax expense were as follows:

                                             For the Years Ended
                                               December 31
                                             ------------------
                                             2004  2003   2002
                                             ----  ----   ----
                   Current expense (benefit) $ 40  $(66)  $(52)
                   Deferred expense.........  128   143     83
                                             ----  ----   ----
                   Total expense............ $168  $ 77   $ 31
                                             ====  ====   ====

Income before federal income taxes differs from taxable income principally due to tax-exempt investment income; dividends received tax deductions, differences in the treatment of deferred acquisition costs, and differences in reserves for policy and contract liabilities for tax and financial reporting purposes.

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          December 31, 2004 and 2003

                                ($US millions)

6. Income Taxes -- (continued)


Deferred income tax assets (liabilities), result from tax affecting the differences between financial statement values and tax values of assets and liabilities at each consolidated balance sheet date. The Company's deferred income tax assets (liabilities) were as follows:

                                                         For the Years Ended
                                                           December 31
                                                         ------------------
                                                          2004      2003
                                                          ------    ------
       Deferred tax assets:
       Differences in computing policy reserves......... $  704    $  598
       Investments......................................     --         1
       Policyholder dividends payable...................     --        11
       Net operating loss...............................     69       178
       Other deferred tax assets........................    113        34
                                                          ------    ------
        Deferred tax assets.............................    886       822
                                                          ------    ------
       Deferred tax liabilities:
       Deferred acquisition costs.......................    735       672
       Unrealized gains on securities available-for-sale    465       472
       Premiums receivable..............................     23        25
       Investments......................................    229        58
       Other deferred tax liabilities...................      3        21
                                                          ------    ------
        Deferred tax liabilities........................  1,455     1,248
                                                          ------    ------
        Net deferred tax liabilities.................... $ (569)   $ (426)
                                                          ======    ======

At December 31, 2004, the Company has operating loss carry forwards of $198 that will begin to expire in 2016, and $4 of tax credits with no expiry limitation. At December 31, 2003 and December 31, 2002, the Company had operating loss carry forwards of $508 and $612, respectively, and $3.4 and $1.4, respectively, of tax credits.

7. Notes Payable to Parent

On December 29, 1997, the Company issued two surplus debentures for $240 bearing interest at 7.93% per annum to Manufacturers Investment Corporation ("MIC").

On April 1, 1998, the Company issued two additional surplus debentures for $150 bearing interest at 8.10% per annum to MIC. During 2002, a partial principal repayment of $20 on one of the debentures was made.

On December 31, 2003, with the approval of the Michigan Division of Insurance by letter dated December 23, 2003, the Company repaid the total remaining principal of $370 to MIC plus accrued interest of $12. Total interest paid was $31 and $32 for 2003 and 2002, respectively. No amount was owed to MIC as of December 31, 2004.

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          December 31, 2004 and 2003

                                ($US millions)

8. Capital and Surplus


Capital stock is comprised of the following:

                                                          2004 2003
                                                          ---- ----
            Authorized:
             50,000,000 Preferred shares, Par value $1.00  --   --
             50,000,000 Common shares, Par value $1.00...  --   --
            Issued and outstanding:
             100,000 Preferred shares....................  --   --
             4,728,934 Common shares..................... $ 5  $ 5

ManUSA and its life insurance subsidiaries are subject to statutory limitations on the payment of dividends. Dividend payments in excess of prescribed limits cannot be paid without the prior approval of U.S. insurance regulatory authorities.

Net income (loss) and net capital and surplus, as determined in accordance with statutory accounting principles for ManUSA and its life insurance subsidiaries were as follows:

                                                         US Statutory Basis
                                                         ------------------
   For the Years Ended December 31                        2004  2003  2002
   -------------------------------                       ------ ---- ------
   The Manufacturers Life Insurance Company (U.S.A.):
    Net income (loss)................................... $  304 $289 $ (396)
    Net capital and surplus.............................  1,165  954  1,078
   The Manufacturers Life Insurance Company of New York:
    Net income (loss)................................... $   21 $  2 $  (26)
    Net capital and surplus.............................     51   52     52

As a result of the demutualization of MLI there are regulatory restrictions on the amounts of participating profit that can be transferred to shareholders. These restrictions generally take the form of a fixed percentage of the policyholder dividends. The transfers are governed by the terms of MLI's Plan of Demutualization.

As at December 31, 2004, assets in the amount of $6.7 (2003 -- $6.7) were on deposit with government authorities or trustees as required by law.

9. Pension and Other Post-Employment Benefits

a) Employee Retirement Plans

The Company sponsors a non-contributory pension plan entitled "The Manulife Financial U.S. Cash Balance Plan" (the "Plan").

Pension benefits are provided to participants of the Plan after three years of vesting service with the Company and are a function of the length of service together with final average earnings. The normal form of payment under the Plan is a life annuity, payable at the normal retirement age of 65, and is actuarially equivalent to the cash balance account. Various optional forms of payment are available including a lump sum. Early retirement benefits are actuarially equivalent to the cash balance account, but are subsidized for participants who were age 45 with five or more years vesting service with the Company as of July 1, 1998 and who terminate employment after attaining age 50 and have completed 10 years of service.

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          December 31, 2004 and 2003

                                ($US millions)

9. Pension and Other Post-Employment Benefits -- (continued)


Cash balance accounts under the Plan are credited annually with contribution credits and semi-annually with interest credits. Future contribution credits will vary based on service. Interest credits are based on the greater of one-year U.S. Treasury Constant Maturity Bond yields or 5.25% per annum.

Actuarial valuation of accumulated plan benefits are based on projected salaries, an assumed discount rate, and best estimates of investment yields on plan assets, mortality of participants, employee termination, and ages at retirement. Pension costs that relate to current service are funded as they accrue and are charged to earnings of the Company in the current period. Vested benefits are fully funded. Experience gains and losses are amortized to income of the Company over the estimated average remaining service lives of the plan participants. No contributions were made during the current or prior year because the Plan was subject to the full funding limitation under the Internal Revenue Code.

At December 31, 2004, the projected benefit obligation to the participants of the Plan was $78 (2003 -- $76), which was based on an assumed interest rate of 5.75% (2003 -- 6.0%). The fair value of the Plan assets totaled $74 (2003 -- $71).

The Company also sponsors an unfunded supplemental cash balance plan entitled "The Manulife Financial U.S. Supplemental Cash Balance Plan" (the "Supplemental Plan"). This non-qualified plan provides defined pension benefits in excess of limits imposed by law. Compensation is not limited and benefits are not restricted by the Internal Revenue Code.

Benefits under the Supplemental Plan are provided to participants who terminate after three years of service. The default form of payment under this plan is a lump sum, although participants may elect to receive payment in the form of an annuity provided that such an election is made within the time period prescribed in the Supplemental Plan. If an annuity form of payment is elected, the amount payable is equal to the actuarial equivalent of the participant's balance under the Supplemental Plan, using the factors and assumptions for determining immediate annuity amounts applicable to the participant under the Plan.

Cash balance contribution credits for the Supplemental Plan vary with service, and interest credits are based on the greater of one-year U.S. Treasury Constant Maturity Bond yields or 5.25% per annum. The annual contribution credits are made in respect of the participant's compensation that is in excess of the limit set by the Internal Revenue Code. Together, these contributions serve to restore to the participant the benefit that he/she would have been entitled to under the Plan's benefit formula except for the pay and benefit limitations in the Internal Revenue Code.

At December 31, 2004, the projected benefit obligation to the participants of the Supplemental Plan was $28 (2003 -- $26), which was based on an assumed interest rate of 5.75% (2003 -- 6.0%).

b) 401(k) Plan

The Company sponsors a defined contribution 401(k) savings plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Company contributed $2 in 2004 (2003 -- $2).

c) Post-retirement Benefit Plan

In addition to the retirement plans, the Company sponsors a post-retirement benefit plan that provides retiree medical and life insurance benefits to those who have attained age 50 and have 10 or more years of service with the Company. This plan provides primary medical coverage for retirees and spouses under age
65. When the retirees or the covered spouses reach age 65, Medicare provides primary coverage and this plan provides secondary coverage. This plan is contributory with the amount of contribution based on the service of the employees as at the time of retirement. It also provides the employee with a life insurance benefit of 100% of the salary just prior to retirement up to a maximum of $150,000. This life insurance benefit is reduced to 65% on the first of January following retirement, and is further reduced to 30% at age 70.

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          December 31, 2004 and 2003

                                ($US millions)

9. Pension and Other Post-Employment Benefits -- (continued)


The Company accounts for its retiree benefit plan using the accrual method. At December 31, 2004, the benefit obligation of the postretirement benefit plan was $30 (2003 -- $29), which was based on an assumed interest rate of 5.75% (2003 -- 6.0%). This plan is unfunded. Post-retirement benefit plan expenses for 2004 were $3 (2003 -- $2).

d) Financial Information regarding the Employee Retirement Plans and the Post-retirement Benefit Plan

Pension plans based in the United States require annual valuations, with the most recent valuations performed as at January 1, 2004.

Information applicable to the Employee Retirement Plans and the Post-retirement Benefit Plan as estimated by a consulting actuary for the December 31 year-ends is as follows:

                                                                               Post-
                                                                Employee    retirement
                                                               Retirement     Benefit
                                                                  Plans        Plan
                                                              ------------  ----------
As of December 31                                              2004   2003  2004  2003
-----------------                                             -----  -----  ----  ----
Change in benefit obligation
Benefit obligation at beginning of year...................... $(102) $ (90) $(29) $(23)
Service cost.................................................    (5)    (5)   (1)   (1)
Interest cost................................................    (6)    (6)   (2)   (2)
Actuarial loss...............................................    --     (8)   (1)   (4)
Impact of Medicare...........................................   N/A    N/A     1    --
Benefits paid................................................     7      7     2     1
                                                              -----  -----  ----  ----
Benefit obligation at end of year............................ $(106) $(102) $(30) $(29)
                                                              -----  -----  ----  ----
Change in plan assets
Fair value of plan assets at beginning of year............... $  71  $  60  $ --  $ --
Actual return on plan assets.................................     9     16    --    --
Employer contribution........................................     1      2     1     1
Benefits paid................................................    (7)    (7)   (1)   (1)
                                                              -----  -----  ----  ----
Fair value of plan assets at end of year..................... $  74  $  71  $ --  $ --
                                                              -----  -----  ----  ----
Funded status................................................ $ (32) $ (31) $(30) $(29)
Unrecognized transition asset................................    --     (1)   --    --
Unrecognized actuarial loss (gain)...........................    45     50    (6)   (6)
Unrecognized prior service cost..............................     3      3    --    --
                                                              -----  -----  ----  ----
Net amount recognized........................................ $  16  $  21  $(36) $(35)
                                                              -----  -----  ----  ----
Amounts recognized in consolidated balance sheets consist of:
 Prepaid benefit cost........................................ $  36  $  39  $ --  $ --
 Accrued benefit liability...................................   (26)   (24)  (37)  (35)
 Intangible asset............................................     1      1    --    --
 Accumulated other comprehensive income......................     6      5    --    --
                                                              -----  -----  ----  ----
Net amount recognized........................................ $  17  $  21  $(37) $(35)
                                                              =====  =====  ====  ====

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          December 31, 2004 and 2003

                                ($US millions)

9. Pension and Other Post-Employment Benefits -- (continued)


                                             Employee   Post-retirement
                                            Retirement    Benefit
                                               Plans       Plan
                                            ----------  --------------
             As of December 31              2004  2003  2004    2003
             -----------------              ----  ----  ----    ----
             Weighted average assumptions
             Discount rate................. 5.75% 6.00% 5.75%   6.00%
             Expected return on plan assets 8.25% 8.25%  N/A     N/A
             Rate of compensation increase. 4.00% 5.00% 4.00%   5.00%
             Cost-of-living increase....... 3.00% 3.00%  N/A     N/A

On December 31, 2004, the accrued post-retirement benefit plan obligation was $30. The post-retirement benefit obligation for eligible active employees was $5. The amount of the post-retirement benefit obligation for ineligible active employees was $11. For measurement purposes as of December 31, 2004, a 10.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004 for both pre-65 and post-65 coverages. This rate was assumed to decrease gradually to 5% in 2016 and will remain at that level thereafter.

                                                           Employee   Post-retirement
                                                           Retirement  Benefit
                                                             Plans      Plan
                                                           --------   --------------
  As of December 31                                        2004  2003 2004    2003
  -----------------                                        ----  ---- ----    ----
  Components of net periodic benefit cost for plan sponsor
  Service cost............................................ $ 5   $ 5  $ 1     $ 1
  Interest cost...........................................   6     6    2       2
  Expected return on plan assets..........................  (6)   (7)  --      --
  Amortization of net transition obligation...............  (1)   (3)  --      --
  Recognized actuarial loss (gain)........................   3     2   --      (1)
                                                           ---   ---  ---     ---
  Net Periodic Benefit Cost............................... $ 7   $ 3  $ 3     $ 2
                                                           ===   ===  ===     ===

For the pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, the accumulated benefit obligation, and the fair value of plan assets were $28, $26, and nil respectively as of December 31, 2004 and $26, $24, and nil respectively as of December 31, 2003.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects on 2004 reported expenses:

                                                        One-Percentage- One-Percentage-Point
                                                        Point Increase        Decrease
                                                        --------------- --------------------
Effect on total of service and interest cost components       $1                $(1)
Effect on post-retirement benefit obligation...........       $5                $(4)

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          December 31, 2004 and 2003

                                ($US millions)

9. Pension and Other Post-Employment Benefits -- (continued)


No contributions are anticipated during the next 5 years and the expected benefit payments for the next 5 years are as follows:

                                 Expected Pension &
                               Other Benefit Payments
                               ----------------------
                          2005           $8
                          2006           $8
                          2007           $8
                          2008           $9
                          2009           $9


e) Plan Assets

The weighted average assets for the Company's U.S. Cash Balance Plan at December 31, 2004, and December 31, 2003, by asset category are as follows:

                                            Plan Assets
                                            ----------
                          As of December 31 2004  2003
                          ----------------- ----  ----
                          Equity securities  63%   66%
                          Debt securities..  33%   29%
                          Real estate......   4%    5%
                          Other............   0%    0%
                                            ---   ---
                          Total............ 100%  100%
                                            ===   ===

The primary objective is to maximize the long-term investment return while maintaining an acceptable variability of pension expense without undue risk of loss or impairment. The range of target allocation percentages include a 40% to 80% range for equity securities with a target allocation of 67% and a range of 20% to 60% for debt securities with a target allocation of 33%. In addition, while there is no set target allocation, real estate is also included as an investment vehicle. To the extent an asset class exceeds its maximum allocation, the Company shall determine appropriate steps, as it deems necessary, to rebalance the asset class. To the extent that any portion of the assets is managed by one or more fund managers, each manager will employ security selection and asset mix strategies to try to add value to the returns that would otherwise be earned by the alternative of passively managing the fund assets.

Overall Guidelines

  . No more than 5% of the market value of the total assets can be invested in any one company's securities.

  . No more than 5% of a corporation's outstanding issues in a given security class may be purchased.

  . No more than 25% of the market value of the portfolio can be invested in one industry sector unless authorized by the U.S. Retirement Committee (managers may employ any acceptable industry classification approach). This restriction does not apply to investments made in U.S. Government securities.

  . Futures, covered options or any other derivative investments may be used for hedging or defensive purposes only. Use of these investments to leverage the portfolio is prohibited.

  . Investments in securities of the investment manager, custodian or any other security which would be considered a non-exempt prohibited transaction or a self-dealing transaction under the employee Retirement Income Security Act are prohibited.

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          December 31, 2004 and 2003

                                ($US millions)

9. Pension and Other Post-Employment Benefits -- (continued)


  . Each fund manager will maintain a fully invested (5% or less in cash equivalents) portfolio according to the mandate mutually agreed to by the fund manager and the U.S. Retirement Committee. Any exceptions to this must be agreed to in writing by the U.S. Retirement Committee.

10. Stock based compensation

There are no stock based compensation plans involving stock of ManUSA. However, employees of ManUSA participate in the Executive Stock Option Plan of MFC (the "ESOP"). Under this plan, stock options are periodically granted to selected individuals. The stock options provide the holder with the right to purchase common shares at an exchange price equal to the closing market price of MFC's common shares on the Toronto Stock Exchange on the business day immediately preceding the date the options were granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. A total of 36,800,000 MFC common shares have been reserved for issuances under the ESOP.

Details of outstanding options relating to the employees of ManUSA are as follows:

                                        For the Years Ended December 31
                                   -----------------------------------------
                                           2004                 2003
                                   -------------------- --------------------
                                               Weighted             Weighted
                                               average              average
                                    Number of  exercise  Number of  exercise
                                     options    price     options    price
                                   (thousands)  (Cdn.)  (thousands)  (Cdn.)
                                   ----------- -------- ----------- --------
    Outstanding, January 1........    2,235     $38.82     2,110     $40.37
    Granted.......................      378      48.53       275      36.38
    Exercised.....................      (95)     38.79        (7)     39.02
    Forfeited/Cancelled...........      (13)     43.13      (143)     41.27
                                      -----     ------     -----     ------
    Outstanding, December 31......    2,505     $40.26     2,235     $38.82
                                      -----     ------     -----     ------
    Exercisable, as of December 31    1,595     $40.04     1,264     $38.86
                                      =====     ======     =====     ======

The exercise price of stock options outstanding range from Cdn. $14.17 to Cdn. $55.4 and have a weighted average contractual remaining life of 5.1 years.

The weighted average fair value of each option granted by MFC in 2004 has been estimated at Cdn. $11.33 (2003 -- Cdn. $10.75) using the Black-Scholes option-pricing model. The pricing model uses the following weighted average assumptions: risk-free interest rate of 3.7% (2003 -- 4.8%), dividend yield of 1.8% (2003 -- 1.8%), expected volatility of 22.5% (2003 --25%) and expected life of six years (2003 -- seven years).

Effective January 1, 2003, MFC changed its accounting policy on a prospective basis for stock options granted to employees on or after January 1, 2002, from the intrinsic value method to the fair value method. As a result, the Company recorded in its accounts an additional compensation expense of $1 for the year ended December 31, 2003.

In 2000, MFC also granted deferred share units (the "DSUs") to certain employees in the ESOP. The DSUs vest over a four-year period and each unit entitles the holder to receive one common share of MFC on retirement or termination of employment. The DSUs attract dividends in the form of additional DSUs at the same rate as dividends on the common shares of MFC. No DSUs were granted during 2004 and 2003. The number of DSUs outstanding was 173,237 as at December 31, 2004 (2003 -- 170,209). ManUSA recorded compensation expense of $2 related to DSUs granted by MFC to its employees (2003 -- $1; 2002 -- $1).

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          December 31, 2004 and 2003

                                ($US millions)

10. Stock based compensation -- (continued)


Effective January 1, 2001, MFC established the Global Share Ownership Plan (the "GSOP") in which ManUSA employees can participate. Under this plan, qualifying employees of ManUSA can choose to have up to 5% of their annual base earnings applied toward the purchase of common shares of MFC. Subject to certain conditions, MFC will match 50% of the employee's eligible contributions. The MFC contributions vest immediately. All contributions will be used by the plan's trustee to purchase common shares in the open market. Amounts matched by MFC in respect of ManUSA employees are charged and expensed to ManUSA via the service agreement between ManUSA and MFC.

The Company also has deferred compensation incentive plans open to all branch managers and qualified agents.

During the first quarter of 2003, MFC established a new Restricted Share Unit ("RSU") plan. RSUs represent phantom common shares of MFC that entitle a participant to receive payment equal to the market value of the same number of common shares at the time the RSUs vest. RSUs vest and are paid out in 34 months and the related compensation expense is recognized over the period based on changes in the fair value of MFC's stock. At December 31, 2004 there were 252,149 RSU's outstanding for eligible employees (2003 -- 222,269). The Company recorded a compensation expense related to RSUs of $3 for the year ended December 31, 2004 (2003 -- $1).

11. Derivative Financial Instruments

The Company uses a variety of derivative financial instruments as part of its efforts to manage exposures to foreign currency, interest rate, and other market risks arising from its on-balance sheet financial instruments and future commitments. These instruments include interest rate exchange agreements, cross currency swaps, and foreign currency forward contracts.

The Company enters into interest rate exchange agreements to reduce and manage interest rate risk associated with individual assets and liabilities. These interest rate exchange agreements consist primarily of interest rate swap agreements and interest rate floors and are regarded as fair value hedges.

The Company uses cross currency swaps to reduce both foreign exchange and interest rate risk associated with outstanding non-U.S. dollar denominated debt. These instruments are regarded as fair value hedges.

These instruments are designated and effective as hedges, as there is a high correlation between changes in market value or cash flow of the derivative and the underlying hedged item at inception and over the life of the hedge.

The Company uses foreign currency forward contracts to hedge some of the foreign exchange risk, as it generates revenue and holds assets in U.S. dollars, but incurs a significant portion of its maintenance and acquisition expenses in Canadian dollars. A foreign currency forward contract obliges the Company to deliver a specified amount of currency on a future date at a specified exchange rate. The value of the foreign exchange forward contracts at any given point fluctuates according to the underlying level of exchange rate and interest rate differentials. These instruments are regarded as cash flow hedges.

The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e. the risk that the counterparty defaults after the Company has delivered funds or securities under terms of the contract) and replacement cost risk (i.e. the cost to replace the contract at current market rates should the counterparty default prior to the settlement date). To limit exposure associated with counterparty nonperformance on interest rate exchange agreements, the Company enters into master netting agreements with its counterparties.

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          December 31, 2004 and 2003

                                ($US millions)

11. Derivative Financial Instruments -- (continued)


Outstanding derivative instruments were as follows:

                                            Notional or Contract
                                               Amounts           Carrying Value Fair Value
                                            -------------------- -------------  ----------
As of December 31                            2004       2003     2004    2003   2004  2003
-----------------                             ------    ------   ----    ----   ----  ----
Interest rate and currency swaps and floors $1,491     $  830    $(41)   $(34)  $(41) $(34)
Interest rate option written...............     12         12      (1)     (1)    (1)   (1)
Equity contracts...........................      3          9      --      --     --    --
Currency forwards..........................    356        276      25      25     25    25
                                              ------    ------    ----   ----   ----  ----
Total derivatives.......................... $1,862     $1,127    $(17)   $(10)  $(17) $(10)
                                              ======    ======    ====   ====   ====  ====

Fair value of derivative financial instruments reflect the estimated amounts that the Company would receive or pay to terminate the contract at the consolidated balance sheet date, including the current unrealized gains (losses) on the instruments. Fair values of the agreements were based on estimates obtained from the individual counter parties.

12. Fair Value of Financial Instruments

Thecarrying values and the estimated fair values of the Company's financial instruments at December 31 were as follows:

                                           Carrying Value    Fair Value
                                           --------------- ---------------
     As of December 31                      2004    2003    2004    2003
     -----------------                     ------- ------- ------- -------
     Assets:
      Fixed-maturity and equity securities $11,654 $11,128 $11,654 $11,128
      Mortgage loans......................   2,367   2,187   2,516   2,419
      Policy loans........................   2,681   2,532   2,681   2,532
      Short-term investments..............     436     564     436     564
     Liabilities:
      Insurance investment contracts......   2,337   2,365   2,309   2,333
      Derivative financial instruments....      17      10      17      10

The following methods and assumptions were used to estimate the fair values of the above financial instruments:

Fixed-maturity and equity securities: Fair values of fixed-maturity and equity securities were based on quoted market prices where available. Where no quoted market price was available, fair values were estimated using values obtained from independent pricing services or, in the case of fixed-maturity private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of the investments.

Mortgage loans: Fair value of mortgage loans was estimated using discounted cash flows and took into account the contractual maturities and discount rates, which were based on current market rates for similar maturity ranges and adjusted for risk due to the property type.

Policy loans: Carrying values approximate fair values.

Insurance investment contracts: Fair value of insurance investment contracts, which do not subject the Company to significant mortality or morbidity risks, were estimated using cash flows discounted at market rates.

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          December 31, 2004 and 2003

                                ($US millions)

12. Fair Value of Financial Instruments -- (continued)


Derivative financial instruments: Fair values of derivative financial instruments were based on estimates obtained from the individual counterparties.

Separate account assets and liabilities: The carrying values in the consolidated balance sheets for separate account assets and liabilities approximate their fair value. Fair value was determined by applying the above outlined methodology to the relevant assets underlying the respective separate accounts.

13. Related Party Transactions

The Company has formal service agreements with MFC, which can be terminated by either party upon two months notice. Under the various agreements, the Company will pay direct operating expenses incurred by MFC on behalf of the Company. Services provided under the agreements include legal, actuarial, investment, data processing, accounting and certain other administrative services. Costs incurred under the agreements were $281 in 2004 (2003 -- $254; 2002 -- $277).

MFC also provides a claims paying guarantee to certain U.S. policyholders.

On December 20, 2002, the Company entered into a reinsurance agreement with Manulife Reinsurance Limited (Bermuda) (MRL), a sister company to reinsure a block of variable annuity business. The contract reinsures all risks, however, the primary risk reinsured is investment and lapse risk with only limited coverage of mortality risk. Accordingly, the contract was classified as financial reinsurance and given deposit-type accounting treatment. Under the terms of the agreement, the Company received a ceding commission of $169 in 2004 (2003 -- $123; 2002 -- $168), which is classified as unearned revenue and reported in other liabilities. The amount is being amortized to income as payments are made to MRL. The balance of this unearned revenue as of December 31, 2004 was $374.

On September 23, 1997, the Company entered into a reinsurance agreement with MRL to reinsure a closed block of participating life insurance business. On December 31, 2003, the Company recaptured the reinsurance agreement. As there was limited transfer of mortality risk between the Company and MRL, the agreement was classified as financial reinsurance and given deposit-type accounting treatment. As a result of the early termination of the treaty, the company paid MRL a termination fee of $21, which was reported as a reduction of other revenue in 2003.

On December 31, 2003, the Company entered into a reinsurance agreement with an affiliate, Manulife Reinsurers Bermuda Limited (MRBL), to reinsure 90% of the non-reinsured risk of the closed block of participating life insurance business. As approximately 90% of the mortality risk is covered under previously existing contracts with third party reinsurers and the resulting limited mortality risk inherent in the new contract with MRBL, it was classified as financial reinsurance and given deposit-type accounting treatment. Title to the assets supporting this block of business was transferred to MRBL under the terms of the agreement. Included in amounts due from affiliates is $2,371 (2003 -- $2,223) representing the receivable from MRBL for the transferred assets, which are accounted for in a similar manner as invested assets available-for-sale.

Pursuant to a promissory note, issued pursuant to a Credit Agreement of the same date, the Company received a loan of $250 (Cdn. $375) from an affiliate, Manulife Hungary Holdings KFT ("MHHL"). The principal outstanding is $74 (Cdn. $96) both on December 31, 2004 and 2003. The maturity date with respect to any borrowing is 365 days following the date of the advance of a loan, however, the loan is normally renegotiated at each year-end. Interest is calculated at a fluctuating rate equivalent to a 3-month LIBOR plus 39 basis points in 2003 (32 basis points in 2002) and is payable quarterly. On December 30, 2002, the Company repaid $177 (Cdn. $279) of the principal balance outstanding. By an agreement dated August 9, 2004 effected on September 2, 2004, the Cdn $96 of the principal outstanding was converted to U.S. $74.

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          December 31, 2004 and 2003

                                ($US millions)

13. Related Party Transactions -- (continued)


On December 29, 2001, ManUSA entered into a one-year agreement with MLI to swap Cdn. $375 at a three-month Banker's Acceptance note plus 31.34 basis points for U.S. $240 at 3-month LIBOR plus 32.5 basis points. There was no gain or loss on the maturity of the swap. On December 29, 2002, ManUSA entered into a one-year agreement with MLI to swap Cdn. $96 at a three-month Banker's Acceptance note plus 32 basis points for U.S. $61 at a three-month LIBOR plus 25 basis points. There was no gain or loss on the maturity of the swap. Effective December 28, 2003, the Company entered into a one-year agreement with MLI to swap Cdn. $96 at a three-month Banker's Acceptance note plus 39 basis points for U.S. $71 at a three-month LIBOR plus 25 basis points. The Company terminated this swap agreement on the same day the loan with MHHL was converted to U.S. dollars.

Pursuant to a promissory note issued by the Company, the Company borrowed $4 from MHHL. The maturity date with respect to any borrowing is 365 days after the date of the advance of a loan. Interest on the loan is calculated at a fluctuating rate equal to a 3-month LIBOR plus 25 basis points and is payable quarterly starting March 28, 2001. The rate was 2.8% at December 31, 2004.

Pursuant to a promissory note dated May 7, 1999, ENNAL Inc., a wholly owned non-life subsidiary of the Company, loaned $83 (Cdn. $125) to MLI. Interest is calculated at a rate of 5.6% per annum and is payable annually on December 15. The principal balance was collected on December 15, 2003, resulting in a foreign exchange gain of $10, which was recorded as a realized investment gain.

As at December 31, 2004, the Company had one (2003 -- two) inter-company loan to MRL with a carrying value of $18 (2003 -- $19). The loan matures on May 11, 2006 and bears interest at a 3-month LIBOR plus 60 basis points. The rate at December 31, 2004 was 3.09%.

The Company has a liquidity pool in which affiliates can invest their excess cash. Terms of operation and participation in the liquidity pool are set out in the Liquidity Pool and Loan Facility Agreement effective May 28, 2004. The maximum aggregate amount that the Company can accept in the liquidity pool is $600. By acting as the group's banker the Company can earn a spread over the amount it pays its affiliates and this aggregation and resulting economies of scale allows the affiliates to improve the investment return on their excess cash. Interest payable on the funds will be reset daily to the one-month U.S. Dollar London Inter-Bank Bid ("LIBID").

The following table exhibits the affiliates and their participation in the Company's liquidity pool:

             Affiliate                                   2004 2003
             ---------                                   ---- ----
             Manulife Investment Corporation ("MIC").... $ 51 $ 34
             Manulife Reinsurance Ltd ("MRL")...........   65   71
             Manulife Reinsurance (Bermuda) Ltd ("MRBL")   67   50
             MRBL Reinsurance Trust.....................  155   58
             Manulife Hungary Holdings KFT ("MHHL").....    4   --
                                                         ---- ----
             Total...................................... $342 $213
                                                         ==== ====

The amounts are included in due to affiliates.

14. Reinsurance

In the normal course of business, the Company assumes and cedes reinsurance as a party to several reinsurance treaties with major unrelated insurance companies. The Company remains liable for amounts ceded in the event that reinsurers do not meet their obligations.

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          December 31, 2004 and 2003

                                ($US millions)

14. Reinsurance -- (continued)


Reinsurance premiums were included in premium revenue as follows:

             For the Years Ended December 31  2004   2003    2002
             ------------------------------- -----  ------  ------
                   Direct premiums.......... $ 900  $1,011  $1,011
                   Reinsurance assumed......   335     309     323
                   Reinsurance ceded........  (292)   (365)   (332)
                                             -----  ------  ------
                   Total premiums........... $ 943  $  955  $1,002
                                             =====  ======  ======

Reinsurance recoveries on ceded reinsurance contracts were $281, $309 and $311 during 2004, 2003 and 2002, respectively.

15. Certain Separate Accounts

The Company issues variable annuity contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder. All contracts contain certain guarantees, which are discussed more fully below. The company also has an immaterial amount of variable life insurance contracts in force, which will not be discussed further.

During 2004 and 2003, there were losses on transfers of assets from the general account to the separate accounts of $1. The assets supporting the variable portion of the variable annuity contracts are carried at fair value and reported as summary total separate account assets with an equivalent summary total reported for liabilities. Amounts assessed against the contractholders for mortality, administrative, and other services are included in revenue and changes in liabilities for minimum guarantees are included in policyholder benefits in the Company's Consolidated Statements of Income. Separate account net investment income, net investment gains and losses, and the related liability changes are offset within the same line items in the Company's Consolidated Statements of Income.

The deposits related to the variable life insurance contracts are invested in separate accounts and the Company guarantees a specified death benefit if certain specified premiums are paid by the policyholder, regardless of separate account performance.

The variable annuity contracts are issued through separate accounts and the Company contractually guarantees to the contract holder either (a) a return of no less than total deposits made to the contract less any partial withdrawals,
(b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary. Business issued after December 31, 2002 has a proportional partial withdrawal benefit instead of a dollar-for-dollar relationship.

Variable annuity policyholders can also elect guarantees that provide either a minimum benefit payable in the event of death or annuitization or a minimum partial withdrawal amount during the accumulation period.

Reinsurance has been utilized to mitigate risk related to guaranteed minimum death benefits and guaranteed minimum income benefits.

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          December 31, 2004 and 2003

                                ($US millions)

15. Certain Separate Accounts -- (continued)


At December 31, 2004 and December 31, 2003, the Company had the following variable contracts with guarantees:

         As at December 31                                  2004      2003
                       -----------------                  -------   -------
         Return of net deposits
          Account value.................................  $ 4,093   $ 2,004
          Net amount at risk -- gross...................  $    11   $    15
          Net amount at risk -- net.....................  $     2   $    10
         Return of net deposits plus a minimum return
          Account value.................................  $   896   $   838
          Net amount at risk -- gross...................  $   178   $   201
          Net amount at risk -- net.....................  $     1   $     1
          Guaranteed minimum return rate................        5%        5%
         Highest anniversary account value minus withdrawals post-anniversary
          Account value.................................. $22,637   $18,690
          Net amount at risk -- gross.................... $ 2,275   $ 3,039
          Net amount at risk -- net...................... $    90   $   262
         Guaranteed Minimum Income Benefit
          Account value.................................. $11,420   $ 9,252
          Net amount at risk -- gross.................... $ 1,277   $ 1,348
          Net amount at risk -- net...................... $    21   $    18
         Guaranteed Minimum Withdrawal Benefit
          Account value.................................. $ 3,187   $     9
          Net amount at risk -- gross....................      --        --
          Net amount at risk -- net......................      --        --

(Note that the Company's variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) For guarantees of amounts in the event of death, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the consolidated balance sheet date. For guarantees of amounts at annuitization, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For guarantees of partial withdrawal amounts, the net amount at risk is defined as the current guaranteed withdrawal amount minus the current account value. The table above shows the net amount at risk both gross and net of reinsurance.

For purposes of modeling risk, account balances of variable contracts with guarantees have been allocated to Separate Account mutual funds with the following characteristics (in units of $1 billion), as of December 31, 2004 and December 31, 2003, respectively:

                                                                 December 31, December 31,
Asset Class          Index                                           2004         2003
-----------          -----                                       ------------ ------------
Large Cap Equity     S&P 500                                         9.65         7.22
High Quality Bond    Ibbottson US Intermediate Term Gov't Bond       1.93         4.62
High Yield Bond      Ibbottson Domestic High Yield Bond              0.72         0.66
Balanced             60% Large Cap Equity, 40% High Quality Bond     8.58         4.44
Small Cap Equity     Ibbottson US Small Cap Stock                    4.02         3.50
International Equity MSCI EAFE                                       1.18         0.85
Global Equity        MSCI World                                      0.38         0.35
Real Estate          NAREIT                                          0.35         0.24

               THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                          December 31, 2004 and 2003

                                ($US millions)

15. Certain Separate Accounts -- (continued)


The reserves roll forward for the separate accounts as at December 31, 2004 is shown below (in units of millions):

                                                              Guaranteed
                                  Guaranteed     Guaranteed    Minimum
                                    Minimum       Minimum     Withdrawal
                                 Death Benefit Income Benefit  Benefit
                                    (GMDB)         (GMIB)       (GMWB)   Totals
                                 ------------- -------------- ---------- ------
Balance at January 1, 2004......     $ 66           $136           --     $202
Incurred Guarantee Benefits.....      (42)            --           --      (42)
Other Reserve Changes...........       48            (15)        $(24)       9
                                     ----           ----         ----     ----
Balance at December 31, 2004....       72            121          (24)     169
Reinsurance Recoverable.........       32            194           --      226
                                     ----           ----         ----     ----
Net Balance at December 31, 2004     $ 40           $(73)        $(24)    $(57)
                                     ====           ====         ====     ====

The gross reserve for both GMDB and GMIB are determined using SOP 03-1 whereas the gross reserve for GMWB is determined according to SFAS 133. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The following assumptions and methodology were used to determine the above amounts:

  . Data used included 1,000 stochastically generated investment performance scenarios. For SFAS 133 purposes, risk neutral scenarios have been used.

  . Mean return and volatility assumptions have been determined for each of the asset classes noted above.

  .   Annuity mortality was assumed to be 90% of the Annuity 2000 table.

  . Annuity lapse rates vary by contract type and duration and range from 1 percent to 45 percent.

  .   Partial withdrawal rates are approximately 4% per year.

  . The discount rate is 7.0% in the SOP 03-1 calculations and 4.8% for SFAS 133 calculations.

16. Contingencies and Commitments

The Company and its subsidiaries are subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

On December 31, 2004, the Company had outstanding commitments involving three mortgage applications in the United States for a total $28 to be disbursed in 2005.

During 2001, the Company entered into an office ground lease agreement, which expires on September 20, 2096. The terms of the lease agreement provide for adjustments in future periods. The minimum aggregate rental commitments on the ground lease together with other rental office space commitments for the next five years are as follows: $11 for 2005, and $11 for 2006 and thereafter. There were no other material operating leases in existence at the end of 2004.

17. Subsequent Events

On September 14, 2004, the Board of Directors of the Company resolved to discontinue its branch operations in Taiwan and proceed with negotiations to sell the in-force business of its Taiwan branch to an affiliate, Manulife (International) Limited, a life insurance company incorporated in Bermuda. The sale was completed on January 1, 2005 and resulted in assets of $234 and liabilities of $185 being transferred to MLI for a cash consideration of $24.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
The Manufacturers Life Insurance Company (U.S.A.) Separate Account A

We have audited the accompanying statement of assets and contract owners' equity of The Manufacturers Life Insurance Company (U.S.A.) Separate Account A (comprising of the 500 Index Trust, Aggressive Growth Trust, All Asset Portfolio, All Cap Core Trust, All Cap Growth Trust, All Cap Value Trust, American Blue Chip Income & Growth Trust, American Growth Trust, American Growth-Income Trust, American International Trust, Balanced Trust, Blue Chip Growth Trust, Capital Appreciation Trust, Classic Value Trust, Core Equity Trust, Core Value Trust, Diversified Bond Trust, Dynamic Growth Trust, Emerging Growth Trust, Emerging Small Company Trust, Equity-Income Trust, Equity Index Trust, Financial Services Trust, Fundamental Value Trust, Global Trust, Global Allocation Trust, Global Bond Trust, Global Equity Select Trust, Growth & Income Trust, Health Sciences Trust, High Grade Bond Trust, High Yield Trust, Income & Value Trust, International Equity Index Fund, International Equity Select Trust, International Index Trust, International Small Cap Trust, International Stock Trust, International Value Trust, Investment Quality Bond Trust, Large Cap Growth Trust, Large Cap Value Trust, Lifestyle Aggressive 1000 Trust, Lifestyle Balanced 640 Trust, Lifestyle Conservative 280 Trust, Lifestyle Growth 820 Trust, Lifestyle Moderate 460 Trust, Mid Cap Core Trust, Mid Cap Index Trust, Mid Cap Stock Trust, Mid Cap Value Trust, Money Market Trust, Natural Resources Trust, Overseas Trust, Pacific Rim Trust, Quantitative All Cap Trust, Quantitative Equity Trust, Quantitative Mid Cap Trust, Quantitative Value Trust, Real Estate Securities Trust, Real Return Bond Trust, Science & Technology Trust, Select Growth Trust, Small Cap Index Trust, Small Cap Opportunities Trust, Small Company Trust, Small Company Blend Trust, Small Company Value Trust, Small-Mid Cap Trust, Small-Mid Cap Growth Trust, Special Value Trust, Strategic Bond Trust, Strategic Growth Trust, Strategic Income Trust, Strategic Opportunities Trust, Strategic Value Trust, Total Return Trust, Total Stock Market Index Trust, U.S. Global Leaders Growth Trust, U.S. Government Securities Trust, U.S. Large Cap Trust, Utilities Trust and Value Trust sub-accounts) of The Manufacturers Life Insurance Company (U.S.A.) as of December 31, 2004, and the related statements of operations and changes in contract owners' equity for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion of the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the sub-accounts of The Manufacturers Life Insurance Company (U.S.A.) Separate Account A at December 31, 2004, and the results of their operations and the changes in their contract owners' equity for each of the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.

                                                          /s/ ERNST & YOUNG LLP

March 18, 2005

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                STATEMENT OF ASSETS AND CONTRACT OWNERS' EQUITY

                               December 31, 2004

Assets
Investments at fair value:
 Sub-accounts invested in Manufacturers Investment Trust Portfolio:
   500 Index Trust -- 3,663,951 shares (cost $32,714,480)....................... $38,544,765
   Aggressive Growth Trust -- 596,098 shares (cost $8,142,470)..................   8,649,384
   All Cap Core Trust -- 1,030,417 shares (cost $14,596,896)....................  16,373,327
   All Cap Growth Trust -- 1,062,825 shares (cost $15,011,118)..................  16,314,369
   All Cap Value Trust -- 349,685 shares (cost $4,545,745)......................   5,084,421
   American Blue Chip Income & Growth Trust -- 164,783 shares (cost $2,490,723).   2,784,837
   American Growth Trust -- 491,510 shares (cost $7,649,909)....................   8,493,287
   American Growth-Income Trust -- 410,971 shares (cost $6,461,701).............   6,986,508
   American International Trust -- 433,348 shares (cost $7,425,647).............   8,393,946
   Balanced Trust...............................................................          --
   Blue Chip Growth Trust -- 2,348,297 shares (cost $37,985,142)................  39,592,296
   Capital Appreciation Trust -- 267,748 shares (cost $2,032,190)...............   2,353,509
   Classic Value Trust -- 14,913 shares (cost $196,879).........................     206,397
   Core Equity Trust -- 4,828 shares (cost $61,442).............................      68,707
   Core Value Trust -- 58,715 shares (cost $649,540)............................     697,529
   Diversified Bond Trust -- 1,532,886 shares (cost $16,293,599)................  16,555,166
   Dynamic Growth Trust -- 1,150,425 shares (cost $4,209,171)...................   5,568,057
   Emerging Growth Trust -- 37,312 shares (cost $587,089).......................     614,154
   Emerging Small Company Trust -- 1,996,853 shares (cost $54,766,955)..........  57,409,523
   Equity-Income Trust -- 3,371,315 shares (cost $49,352,992)...................  57,447,214
   Equity Index Trust -- 3,812,457 shares (cost $58,403,641)....................  56,576,862
   Financial Services Trust -- 164,127 shares (cost $1,905,867).................   2,297,778
   Fundamental Value Trust -- 701,637 shares (cost $8,770,834)..................   9,921,146
   Global Trust -- 821,946 shares (cost $9,659,471).............................  12,156,585
   Global Allocation Trust -- 140,944 shares (cost $1,331,639)..................   1,525,012
   Global Bond Trust -- 365,636 shares (cost $5,301,565)........................   5,945,240
   Global Equity Select Trust -- 7,458 shares (cost $87,958)....................     103,290
   Growth & Income Trust -- 2,117,035 shares (cost $54,875,776).................  48,840,004
   Health Sciences Trust -- 290,293 shares (cost $3,984,647)....................   4,482,118
   High Grade Bond Trust -- 52,813 shares (cost $723,413).......................     733,571
   High Yield Trust -- 1,438,042 shares (cost $14,026,528)......................  15,113,826
   Income & Value Trust -- 3,436,826 shares (cost $34,333,803)..................  37,770,719
   International Equity Select Trust -- 30,728 shares (cost $405,357)...........     492,570
   International Index Trust....................................................          --
   International Small Cap Trust -- 546,400 shares (cost $8,061,171)............   9,633,024
   International Stock Trust -- 2,011,515 shares (cost $17,892,400).............  22,347,931
   International Value Trust -- 1,155,292 shares (cost $14,222,842).............  17,098,318
   Investment Quality Bond Trust -- 1,979,674 shares (cost $23,390,406).........  24,567,760
   Large Cap Growth Trust -- 1,916,439 shares (cost $17,835,830)................  19,298,538
   Large Cap Value Trust -- 247,175 shares (cost $4,206,794)....................   4,644,416
   Lifestyle Aggressive 1000 Trust -- 985,237 shares (cost $10,234,067).........  12,404,137
   Lifestyle Balanced 640 Trust -- 2,930,781 shares (cost $34,190,026)..........  40,415,463
   Lifestyle Conservative 280 Trust -- 439,788 shares (cost $5,700,403).........   6,244,993
   Lifestyle Growth 820 Trust -- 4,165,664 shares (cost $48,250,368)............  55,819,902
   Lifestyle Moderate 460 Trust -- 635,867 shares (cost $7,707,121).............   8,774,966
   Mid Cap Core Trust -- 43,074 shares (cost $695,092)..........................     747,762
   Mid Cap Index Trust -- 467,592 shares (cost $6,082,929)......................   7,846,188

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004


Assets (continued)
Investments at fair value:
 Sub-accounts Invested in Manufacturers Investment Trust Portfolio:
   Mid Cap Stock Trust -- 690,470 shares (cost $7,522,761)..................... $    9,756,344
   Mid Cap Value Trust -- 918,673 shares (cost $13,442,172)....................     16,664,733
   Money Market Trust -- 7,852,391 shares (cost $78,523,906)...................     78,523,906
   Natural Resources Trust -- 154,247 shares (cost $3,009,361).................      3,387,254
   Overseas Trust -- 1,016,247 shares (cost $9,794,011)........................     10,833,196
   Pacific Rim Trust -- 1,027,215 shares (cost $8,348,704).....................      9,758,540
   Quantitative All Cap Trust -- 11,977 shares (cost $176,498).................        199,302
   Quantitative Equity Trust...................................................             --
   Quantitative Mid Cap Trust -- 88,903 shares (cost $935,706).................      1,148,626
   Quantitative Value Trust -- 1,058 shares (cost $14,156).....................         15,522
   Real Estate Securities Trust -- 1,692,840 shares (cost $27,175,740).........     45,385,043
   Real Return Bond Trust -- 122,651 shares (cost $1,653,625)..................      1,717,117
   Science & Technology Trust -- 1,859,589 shares (cost $17,298,122)...........     21,441,064
   Select Growth Trust -- 52,776 shares (cost $534,335)........................        561,534
   Small Cap Index Trust -- 508,757 shares (cost $6,146,438)...................      7,616,093
   Small Cap Opportunities Trust -- 178,505 shares (cost $3,654,430)...........      3,859,270
   Small Company Trust -- 4,484 shares (cost $67,381)..........................         68,244
   Small Company Blend Trust -- 578,338 shares (cost $5,692,634)...............      7,067,291
   Small Company Value Trust -- 975,013 shares (cost $14,784,385)..............     20,631,270
   Small-Mid Cap Trust -- 28,988 shares (cost $342,863)........................        376,551
   Small-Mid Cap Growth Trust -- 21,275 shares (cost $189,594).................        243,602
   Special Value Trust -- 64,249 shares (cost $937,305)........................      1,200,169
   Strategic Bond Trust -- 829,961 shares (cost $9,185,832)....................     10,001,024
   Strategic Growth Trust -- 333,720 shares (cost $2,980,524)..................      3,577,475
   Strategic Income Trust -- 3,823 shares (cost $50,291).......................         51,273
   Strategic Opportunities Trust -- 2,206,878 shares (cost $31,024,013)........     24,121,175
   Strategic Value Trust -- 121,516 shares (cost $1,265,994)...................      1,432,678
   Total Return Trust -- 1,292,093 shares (cost $18,065,441)...................     18,308,958
   Total Stock Market Index Trust -- 520,989 shares (cost $4,854,167)..........      5,762,135
   U.S. Global Leaders Growth Trust -- 9,340 shares (cost $118,826)............        123,009
   U.S. Government Securities Trust -- 1,079,649 shares (cost $14,995,752).....     15,039,513
   U.S. Large Cap Trust -- 3,824,336 shares (cost $47,649,982).................     53,540,709
   Utilities Trust -- 270,814 shares (cost $2,700,137).........................      3,271,438
   Value Trust -- 961,231 shares (cost $14,971,573)............................     18,811,290
 Sub-accounts invested in John Hancock Variable Series I Trust (VST) Portfolio:
   International Equity Index Fund -- 254,353 shares (cost $3,605,530).........      4,153,578
 Sub-accounts invested in PIMCO Variable Insurance Trust (VIT) Portfolio:
   All Asset Portfolio - 8,137 shares (cost $92,593)...........................         94,388
                                                                                --------------
Total assets................................................................... $1,116,682,829
                                                                                ==============
Contract Owners' Equity
Variable universal life insurance contracts.................................... $1,116,682,829
                                                                                ==============

See accompanying notes.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

        STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY

                                                             Sub-Account
                                    -------------------------------------------------------------
                                                                                       All Asset
                                         500 Index Trust      Aggressive Growth Trust  Portfolio
                                    ------------------------  ----------------------  ------------
                                     Year Ended   Year Ended  Year Ended  Year Ended  Period Ended
                                     Dec. 31/04   Dec. 31/03  Dec. 31/04  Dec. 31/03  Dec. 31/04##
                                    -----------  -----------  ----------  ----------  ------------
Income:
Net investment income during the
  year............................. $   284,237  $   152,383  $       --  $       --    $ 2,494
Net realized gain (loss) during
  the year.........................     106,468     (820,144)   (784,609)   (659,459)        78
Unrealized appreciation
  (depreciation) during the year...   3,024,533    5,562,496   1,517,151   2,671,678      1,795
                                    -----------  -----------  ----------  ----------    -------
Net increase (decrease) in assets
  from operations..................   3,415,238    4,894,735     732,542   2,012,219      4,367
                                    -----------  -----------  ----------  ----------    -------
Changes from principal
  transactions:
  Transfer of net premiums.........   5,295,195    4,140,522   1,083,587   1,120,426     11,135
  Transfer on terminations.........  (2,489,467)  (2,063,017)   (708,367)   (761,558)    (1,785)
  Transfer on policy loans.........     (83,606)      11,958     (43,490)    (27,249)        --
  Net interfund transfers..........   5,652,793    5,725,291    (707,109)    446,280     80,671
                                    -----------  -----------  ----------  ----------    -------
Net increase (decrease) in assets
  from principal transactions......   8,374,915    7,814,754    (375,379)    777,899     90,021
                                    -----------  -----------  ----------  ----------    -------
Total increase (decrease) in assets  11,790,153   12,709,489     357,163   2,790,118     94,388
Assets beginning of year...........  26,754,612   14,045,123   8,292,221   5,502,103         --
                                    -----------  -----------  ----------  ----------    -------
Assets end of year................. $38,544,765  $26,754,612  $8,649,384  $8,292,221    $94,388
                                    ===========  ===========  ==========  ==========    =======

                                                                           Sub-Account
                                                       --------------------------------------------------
                                                          All Cap Core Trust       All Cap Growth Trust
                                                       ------------------------  ------------------------
                                                        Year Ended   Year Ended   Year Ended   Year Ended
                                                        Dec. 31/04   Dec. 31/03   Dec. 31/04   Dec. 31/03
                                                       -----------  -----------  -----------  -----------
Income:
Net investment income during the year................. $    65,402  $        --  $        --  $        --
Net realized gain (loss) during the year..............  (1,261,350)  (2,404,865)  (1,712,430)  (2,344,091)
Unrealized appreciation (depreciation) during the year   3,526,393    5,806,054    2,707,840    6,197,226
                                                       -----------  -----------  -----------  -----------
Net increase (decrease) in assets from operations.....   2,330,445    3,401,189      995,410    3,853,135
                                                       -----------  -----------  -----------  -----------
Changes from principal transactions:
 Transfer of net premiums.............................   1,853,860    2,255,194    1,561,554    1,993,484
 Transfer on terminations.............................  (1,876,508)  (1,594,925)  (2,108,485)  (1,704,625)
 Transfer on policy loans.............................      17,260       21,008       (7,015)     (25,210)
 Net interfund transfers..............................    (282,698)    (363,399)    (918,597)     586,487
                                                       -----------  -----------  -----------  -----------
Net increase (decrease) in assets from principal
  transactions........................................    (288,086)     317,878   (1,472,543)     850,136
                                                       -----------  -----------  -----------  -----------
Total increase (decrease) in assets...................   2,042,359    3,719,067     (477,133)   4,703,271
Assets beginning of year..............................  14,330,968   10,611,901   16,791,502   12,088,231
                                                       -----------  -----------  -----------  -----------
Assets end of year.................................... $16,373,327  $14,330,968  $16,314,369  $16,791,502
                                                       ===========  ===========  ===========  ===========

## Reflects the period from commencement of operations on May 3, 2004 through December 31, 2004.

See accompanying notes.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                                                      Sub-Account
                                    -----------------------------------------------
                                                               American Blue Chip
                                      All Cap Value Trust    Income & Growth Trust
                                    ----------------------  -----------------------
                                    Year Ended  Year Ended  Year Ended  Period Ended
                                    Dec. 31/04  Dec. 31/03  Dec. 31/04  Dec. 31/03+
                                    ----------  ----------  ----------  ------------
Income:
Net investment income during the
  year............................. $   18,901  $      973  $       --   $       --
Net realized gain (loss) during
  the year.........................    598,993     (15,257)     12,832          870
Unrealized appreciation
  (depreciation) during the year...    (23,649)    626,558     206,496       87,618
                                    ----------  ----------  ----------   ----------
Net increase (decrease) in assets
  from operations..................    594,245     612,274     219,328       88,488
                                    ----------  ----------  ----------   ----------
Changes from principal
  transactions:
  Transfer of net premiums.........    646,423     267,901     259,584       45,722
  Transfer on terminations.........   (448,726)   (118,683)   (120,467)     (13,937)
  Transfer on policy loans.........    (10,977)     (2,448)         (2)          --
  Net interfund transfers..........    707,912   2,087,605   1,349,772      956,349
                                    ----------  ----------  ----------   ----------
Net increase (decrease) in assets
  from principal transactions......    894,632   2,234,375   1,488,887      988,134
                                    ----------  ----------  ----------   ----------
Total increase (decrease) in assets  1,488,877   2,846,649   1,708,215    1,076,622
Assets beginning of year...........  3,595,544     748,895   1,076,622           --
                                    ----------  ----------  ----------   ----------
Assets end of year................. $5,084,421  $3,595,544  $2,784,837   $1,076,622
                                    ==========  ==========  ==========   ==========

                                                       Sub-Account
                                    ----------------------------------------------------
                                     American Growth Trust   American Growth-Income Trust
                                    -----------------------  ---------------------------
                                    Year Ended  Period Ended Year Ended    Period Ended
                                    Dec. 31/04  Dec. 31/03+  Dec. 31/04    Dec. 31/03+
                                    ----------  ------------ ----------    ------------
Income:
Net investment income during the
  year............................. $    1,148   $       --  $   12,418     $       --
Net realized gain (loss) during
  the year.........................     40,004        3,619      21,757            312
Unrealized appreciation
  (depreciation) during the year...    714,501      128,876     452,313         72,494
                                    ----------   ----------   ----------    ----------
Net increase (decrease) in assets
  from operations..................    755,653      132,495     486,488         72,806
                                    ----------   ----------   ----------    ----------
Changes from principal
  transactions:
  Transfer of net premiums.........    774,319       65,921     552,072        133,897
  Transfer on terminations.........   (338,787)     (27,538)   (213,275)       (12,219)
  Transfer on policy loans.........    (42,208)          --     (13,720)            --
  Net interfund transfers..........  5,431,487    1,741,945   5,007,521        972,938
                                    ----------   ----------   ----------    ----------
Net increase (decrease) in assets
  from principal transactions......  5,824,811    1,780,328   5,332,598      1,094,616
                                    ----------   ----------   ----------    ----------
Total increase (decrease) in assets  6,580,464    1,912,823   5,819,086      1,167,422
Assets beginning of year...........  1,912,823           --   1,167,422             --
                                    ----------   ----------   ----------    ----------
Assets end of year................. $8,493,287   $1,912,823  $6,986,508     $1,167,422
                                    ==========   ==========   ==========    ==========

+ Reflects the period from commencement of operations on July 9, 2003 through December 31, 2003.

See accompanying notes.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                                                     Sub-Account
                                 ------------------------------------------------------
                                 American International Trust       Balanced Trust
                                 ---------------------------  -------------------------
                                 Year Ended    Period Ended    Year Ended    Year Ended
                                 Dec. 31/04    Dec. 31/03+     Dec. 31/04x   Dec. 31/03
                                 ----------    ------------   ------------  -----------
Income:
Net investment income during
  the year...................... $   87,401     $       --    $    626,804  $   570,555
Net realized gain (loss) during
  the year......................    175,312        237,233      (8,642,775)  (1,112,206)
Unrealized appreciation
  (depreciation) during the year    839,486        128,813       7,907,691    3,700,193
                                  ----------    ----------    ------------  -----------
Net increase (decrease) in
  assets from operations........  1,102,199        366,046        (108,280)   3,158,542
                                  ----------    ----------    ------------  -----------
Changes from principal
  transactions:
  Transfer of net premiums......    947,301        130,321         880,114    2,350,683
  Transfer on terminations......   (403,701)       (35,965)     (1,116,396)  (3,301,237)
  Transfer on policy loans......       (207)           (46)         81,468       (6,765)
Net interfund transfers.........  4,279,708      2,008,290     (24,987,125)     (15,655)
                                  ----------    ----------    ------------  -----------
Net increase (decrease) in
  assets from
  principal transactions........  4,823,101      2,102,600     (25,141,939)    (972,974)
                                  ----------    ----------    ------------  -----------
Total increase (decrease) in
  assets........................  5,925,300      2,468,646     (25,250,219)   2,185,568
Assets beginning of year........  2,468,646             --      25,250,219   23,064,651
                                  ----------    ----------    ------------  -----------
Assets end of year.............. $8,393,946     $2,468,646    $         --  $25,250,219
                                  ==========    ==========    ============  ===========

                                                    Sub-Account
                                 ---------------------------------------------------
                                  Blue Chip Growth Trust   Capital Appreciation Trust
                                 ------------------------  -------------------------
                                  Year Ended   Year Ended  Year Ended    Year Ended
                                  Dec. 31/04   Dec. 31/03  Dec. 31/04    Dec. 31/03
                                 -----------  -----------  ----------    ----------
Income:
Net investment income during
  the year...................... $    42,252  $    14,407  $       --    $       --
Net realized gain (loss) during
  the year......................  (1,873,810)  (2,268,549)     41,916       (61,067)
Unrealized appreciation
  (depreciation) during the year   5,129,845   10,853,369     163,567       276,726
                                 -----------  -----------   ----------   ----------
Net increase (decrease) in
  assets from operations........   3,298,287    8,599,227     205,483       215,659
                                 -----------  -----------   ----------   ----------
Changes from principal
  transactions:
  Transfer of net premiums......   4,272,608    4,664,861     406,502       298,008
  Transfer on terminations......  (4,496,082)  (4,563,911)   (107,332)      (50,965)
  Transfer on policy loans......     (68,536)    (114,420)        263        (5,562)
  Net interfund transfers.......    (834,110)    (928,023)    476,611       338,120
                                 -----------  -----------   ----------   ----------
Net increase (decrease) in
  assets from
  principal transactions........  (1,126,120)    (941,493)    776,044       579,601
                                 -----------  -----------   ----------   ----------
Total increase (decrease) in
  assets........................   2,172,167    7,657,734     981,527       795,260
Assets beginning of year........  37,420,129   29,762,395   1,371,982       576,722
                                 -----------  -----------   ----------   ----------
Assets end of year.............. $39,592,296  $37,420,129  $2,353,509    $1,371,982
                                 ===========  ===========   ==========   ==========

+ Reflects the period from commencement of operations on July 9, 2003 through December 31, 2003.
x Terminated as an investment option and funds transferred to Income & Value Trust on May 3, 2004.

See accompanying notes.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                                                            Sub-Account
                                    ----------------------------------------------------------
                                    Classic Value Trust Core Equity Trust   Core Value Trust
                                    ------------------- ----------------- --------------------
                                       Period Ended       Period Ended    Year Ended Year Ended
                                       Dec. 31/04##       Dec. 31/04##    Dec. 31/04 Dec. 31/03
                                    ------------------- ----------------- ---------- ----------
Income:
Net investment income during the
  year.............................      $  1,086            $    --       $  2,790   $  1,751
Net realized gain (loss) during
  the year.........................         3,160                 20         52,499     (9,119)
Unrealized appreciation
  (depreciation) during the year...         9,518              7,265        (31,415)   100,193
                                         --------            -------       --------   --------
Net increase (decrease) in assets
  from operations..................        13,764              7,285         23,874     92,825
                                         --------            -------       --------   --------
Changes from principal
  transactions:
  Transfer of net premiums.........        24,143             12,600        180,577    174,169
  Transfer on terminations.........        (5,954)            (1,054)       (85,745)   (99,100)
  Transfer on policy loans.........            --                 --         17,327    (17,372)
  Net interfund transfers..........       174,444             49,876        (29,604)   210,476
                                         --------            -------       --------   --------
Net increase (decrease) in assets
  from principal transactions......       192,633             61,422         82,555    268,173
                                         --------            -------       --------   --------
Total increase (decrease) in assets       206,397             68,707        106,429    360,998
Assets beginning of year...........            --                 --        591,100    230,102
                                         --------            -------       --------   --------
Assets end of year.................      $206,397            $68,707       $697,529   $591,100
                                         ========            =======       ========   ========

                                                       Sub-Account
                                    ------------------------------------------------
                                     Diversified Bond Trust    Dynamic Growth Trust
                                    ------------------------  ----------------------
                                     Year Ended   Year Ended  Year Ended  Year Ended
                                     Dec. 31/04   Dec. 31/03  Dec. 31/04  Dec. 31/03
                                    -----------  -----------  ----------  ----------
Income:
Net investment income during the
  year............................. $   674,293  $   690,479  $       --  $       --
Net realized gain (loss) during
  the year.........................      54,067       69,605      94,774    (661,927)
Unrealized appreciation
  (depreciation) during the year...    (128,580)     (93,802)    409,886   1,742,645
                                    -----------  -----------  ----------  ----------
Net increase (decrease) in assets
  from operations..................     599,780      666,282     504,660   1,080,718
                                    -----------  -----------  ----------  ----------
Changes from principal
  transactions:
  Transfer of net premiums.........   1,816,476    1,661,910     576,532     658,888
  Transfer on terminations.........  (1,518,570)  (1,073,002)   (412,016)   (373,666)
  Transfer on policy loans.........     (55,947)     (11,666)    (18,434)    (20,510)
  Net interfund transfers..........     222,772    1,045,662     (96,425)  2,076,483
                                    -----------  -----------  ----------  ----------
Net increase (decrease) in assets
  from principal transactions......     464,731    1,622,904      49,657   2,341,195
                                    -----------  -----------  ----------  ----------
Total increase (decrease) in assets   1,064,511    2,289,186     554,317   3,421,913
Assets beginning of year...........  15,490,655   13,201,469   5,013,740   1,591,827
                                    -----------  -----------  ----------  ----------
Assets end of year................. $16,555,166  $15,490,655  $5,568,057  $5,013,740
                                    ===========  ===========  ==========  ==========

## Reflects the period from commencement of operations on May 3, 2004 through December 31, 2004.

See accompanying notes.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                                                       Sub-Account
                                    ---------------------------------------------------
                                     Emerging Growth Trust  Emerging Small Company Trust
                                    ----------------------  ---------------------------
                                    Year Ended Period Ended  Year Ended     Year Ended
                                    Dec. 31/04 Dec. 31/03^   Dec. 31/04     Dec. 31/03
                                    ---------- ------------  -----------   -----------
Income:
Net investment income during the
  year.............................  $  9,432    $  9,180   $        --    $        --
Net realized gain (loss) during
  the year.........................      (492)      5,046     2,043,668        167,110
Unrealized appreciation
  (depreciation) during the year...    25,791       1,275     4,035,308     17,132,657
                                     --------    --------    -----------   -----------
Net increase (decrease) in assets
  from operations..................    34,731      15,501     6,078,976     17,299,767
                                     --------    --------    -----------   -----------
Changes from principal
  transactions:
  Transfer of net premiums.........    44,258      15,451     4,325,459      5,042,088
  Transfer on terminations.........   (10,233)    (19,021)   (9,073,429)    (7,060,618)
  Transfer on policy loans.........        --          --         7,548       (143,229)
  Net interfund transfers..........   300,095     233,372    (2,778,826)    (2,223,488)
                                     --------    --------    -----------   -----------
Net increase (decrease) in assets
  from principal transactions......   334,120     229,802    (7,519,248)    (4,385,247)
                                     --------    --------    -----------   -----------
Total increase (decrease) in assets   368,851     245,303    (1,440,272)    12,914,520
Assets beginning of year...........   245,303          --    58,849,795     45,935,275
                                     --------    --------    -----------   -----------
Assets end of year.................  $614,154    $245,303   $57,409,523    $58,849,795
                                     ========    ========    ===========   ===========

                                                        Sub-Account
                                    --------------------------------------------------
                                       Equity-Income Trust       Equity Index Trust
                                    ------------------------  ------------------------
                                     Year Ended   Year Ended   Year Ended   Year Ended
                                     Dec. 31/04   Dec. 31/03   Dec. 31/04   Dec. 31/03
                                    -----------  -----------  -----------  -----------
Income:
Net investment income during the
  year............................. $ 1,220,280  $ 1,315,200  $   701,130  $   746,763
Net realized gain (loss) during
  the year.........................    (546,720)  (1,032,949)  (2,169,316)  (3,347,772)
Unrealized appreciation
  (depreciation) during the year...   6,666,830    9,139,351    6,868,237   15,656,083
                                    -----------  -----------  -----------  -----------
Net increase (decrease) in assets
  from operations..................   7,340,390    9,421,602    5,400,051   13,055,074
                                    -----------  -----------  -----------  -----------
Changes from principal
  transactions:
  Transfer of net premiums.........   5,027,739    4,033,321    4,412,156    5,885,463
  Transfer on terminations.........  (4,805,750)  (3,419,484)  (7,075,663)  (8,133,620)
  Transfer on policy loans.........    (348,449)    (161,243)     372,409     (172,984)
  Net interfund transfers..........   1,866,789    4,863,267   (2,422,944)  (4,383,306)
                                    -----------  -----------  -----------  -----------
Net increase (decrease) in assets
  from principal transactions......   1,740,329    5,315,861   (4,714,042)  (6,804,447)
                                    -----------  -----------  -----------  -----------
Total increase (decrease) in assets   9,080,719   14,737,463      686,009    6,250,627
Assets beginning of year...........  48,366,495   33,629,032   55,890,853   49,640,226
                                    -----------  -----------  -----------  -----------
Assets end of year................. $57,447,214  $48,366,495  $56,576,862  $55,890,853
                                    ===========  ===========  ===========  ===========

^ Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.

See accompanying notes.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                                                      Sub-Account
                                    ----------------------------------------------
                                    Financial Services Trust Fundamental Value Trust
                                    ----------------------   ----------------------
                                    Year Ended   Year Ended  Year Ended  Year Ended
                                    Dec. 31/04   Dec. 31/03  Dec. 31/04  Dec. 31/03
                                    ----------   ----------  ----------  ----------
Income:
Net investment income during the
  year............................. $    6,255   $    1,395  $   48,758  $   13,512
Net realized gain (loss) during
  the year.........................     27,449      (10,586)    797,020     (36,960)
Unrealized appreciation
  (depreciation) during the year...    168,405      286,037      43,396   1,577,727
                                    ----------   ----------  ----------  ----------
Net increase (decrease) in assets
  from operations..................    202,109      276,846     889,174   1,554,279
                                    ----------   ----------  ----------  ----------
Changes from principal
  transactions:
  Transfer of net premiums.........    389,527      215,712     873,964     676,486
  Transfer on terminations.........   (157,011)    (112,374)   (622,193)   (458,383)
  Transfer on policy loans.........     (2,238)      (3,592)    (30,867)    (16,852)
  Net interfund transfers..........    359,255      550,038   1,275,969   1,619,321
                                    ----------   ----------  ----------  ----------
Net increase (decrease) in assets
  from principal transactions......    589,533      649,784   1,496,873   1,820,572
                                    ----------   ----------  ----------  ----------
Total increase (decrease) in assets    791,642      926,630   2,386,047   3,374,851
Assets beginning of year...........  1,506,136      579,506   7,535,099   4,160,248
                                    ----------   ----------  ----------  ----------
Assets end of year................. $2,297,778   $1,506,136  $9,921,146  $7,535,099
                                    ==========   ==========  ==========  ==========

                                                      Sub-Account
                                    -----------------------------------------------
                                          Global Trust        Global Allocation Trust
                                    ------------------------  ---------------------
                                     Year Ended   Year Ended  Year Ended   Year Ended
                                     Dec. 31/04   Dec. 31/03  Dec. 31/04   Dec. 31/03
                                    -----------  -----------  ----------   ----------
Income:
Net investment income during the
  year............................. $   189,821  $    86,646  $   11,177    $  2,599
Net realized gain (loss) during
  the year.........................     479,816      591,733     (16,157)    (22,631)
Unrealized appreciation
  (depreciation) during the year...     939,172    1,756,806     165,039     181,436
                                    -----------  -----------  ----------    --------
Net increase (decrease) in assets
  from operations..................   1,608,809    2,435,185     160,059     161,404
                                    -----------  -----------  ----------    --------
Changes from principal
  transactions:
  Transfer of net premiums.........     891,165    1,190,121     239,747     145,688
  Transfer on terminations.........  (1,223,714)  (1,013,536)   (108,337)    (63,097)
  Transfer on policy loans.........     (51,161)     (13,112)    (47,599)       (179)
  Net interfund transfers..........     (44,549)    (458,310)    375,559     143,422
                                    -----------  -----------  ----------    --------
Net increase (decrease) in assets
  from principal transactions......    (428,259)    (294,837)    459,370     225,834
                                    -----------  -----------  ----------    --------
Total increase (decrease) in assets   1,180,550    2,140,348     619,429     387,238
Assets beginning of year...........  10,976,035    8,835,687     905,583     518,345
                                    -----------  -----------  ----------    --------
Assets end of year................. $12,156,585  $10,976,035  $1,525,012    $905,583
                                    ===========  ===========  ==========    ========

See accompanying notes.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                                                     Sub-Account
                                    -------------------------------------------------
                                       Global Bond Trust    Global Equity Select Trust
                                    ----------------------  -------------------------
                                    Year Ended  Year Ended  Year Ended    Year Ended
                                    Dec. 31/04  Dec. 31/03  Dec. 31/04    Dec. 31/03
                                    ----------  ----------  ----------    ----------
Income:
Net investment income during the
  year............................. $  186,105  $  113,246   $  1,311      $    698
Net realized gain (loss) during
  the year.........................    162,107     156,125      1,745        (1,207)
Unrealized appreciation
  (depreciation) during the year...    195,726     229,024      7,871        10,581
                                    ----------  ----------   --------      --------
Net increase (decrease) in assets
  from operations..................    543,938     498,395     10,927        10,072
                                    ----------  ----------   --------      --------
Changes from principal
  transactions:
  Transfer of net premiums.........    782,378     627,664     17,234        16,118
  Transfer on terminations.........   (508,247)   (481,088)    (9,901)      (10,158)
  Transfer on policy loans.........    (30,097)     (4,386)     9,753        (9,648)
  Net interfund transfers..........    708,657   1,237,597     20,940        19,565
                                    ----------  ----------   --------      --------
Net increase (decrease) in assets
  from principal transactions......    952,691   1,379,787     38,026        15,877
                                    ----------  ----------   --------      --------
Total increase (decrease) in assets  1,496,629   1,878,182     48,953        25,949
Assets beginning of year...........  4,448,611   2,570,429     54,337        28,388
                                    ----------  ----------   --------      --------
Assets end of year................. $5,945,240  $4,448,611   $103,290      $ 54,337
                                    ==========  ==========   ========      ========

                                                       Sub-Account
                                    ------------------------------------------------
                                      Growth & Income Trust    Health Sciences Trust
                                    ------------------------  ----------------------
                                     Year Ended   Year Ended  Year Ended  Year Ended
                                     Dec. 31/04   Dec. 31/03  Dec. 31/04  Dec. 31/03
                                    -----------  -----------  ----------  ----------
Income:
Net investment income during the
  year............................. $   415,204  $   419,344  $       --  $       --
Net realized gain (loss) during
  the year.........................  (1,148,448)    (946,529)    292,346      57,069
Unrealized appreciation
  (depreciation) during the year...   3,834,178   10,986,207     188,581     545,340
                                    -----------  -----------  ----------  ----------
Net increase (decrease) in assets
  from operations..................   3,100,934   10,459,022     480,927     602,409
                                    -----------  -----------  ----------  ----------
Changes from principal
  transactions:
  Transfer of net premiums.........   4,571,700    4,981,780     494,199     271,070
  Transfer on terminations.........  (6,444,878)  (4,761,150)   (257,048)   (170,996)
  Transfer on policy loans.........    (165,532)    (150,095)    (10,367)    (21,584)
  Net interfund transfers..........  (1,806,491)    (468,577)    977,771     908,922
                                    -----------  -----------  ----------  ----------
Net increase (decrease) in assets
  from principal transactions......  (3,845,201)    (398,042)  1,204,555     987,412
                                    -----------  -----------  ----------  ----------
Total increase (decrease) in assets    (744,267)  10,060,980   1,685,482   1,589,821
Assets beginning of year...........  49,584,271   39,523,291   2,796,636   1,206,815
                                    -----------  -----------  ----------  ----------
Assets end of year................. $48,840,004  $49,584,271  $4,482,118  $2,796,636
                                    ===========  ===========  ==========  ==========

See accompanying notes.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                                                      Sub-Account
                                    ----------------------------------------------
                                    High Grade Bond Trust     High Yield Trust
                                    --------------------  ------------------------
                                    Year Ended Year Ended  Year Ended   Year Ended
                                    Dec. 31/04 Dec. 31/03  Dec. 31/04   Dec. 31/03
                                    ---------- ---------- -----------  -----------
Income:
Net investment income during the
  year............................. $  15,677  $     177  $   723,991  $   638,102
Net realized gain (loss) during
  the year.........................       605     21,919    1,152,224      472,995
Unrealized appreciation
  (depreciation) during the year...     5,756    (11,849)    (120,533)   1,331,831
                                    ---------  ---------  -----------  -----------
Net increase (decrease) in assets
  from operations..................    22,038     10,247    1,755,682    2,442,928
                                    ---------  ---------  -----------  -----------
Changes from principal
  transactions:
  Transfer of net premiums.........   211,755    372,592    1,383,921    1,061,404
  Transfer on terminations.........  (100,474)  (273,926)  (1,647,381)  (1,728,458)
  Transfer on policy loans.........    16,328    (16,562)      (7,929)     (47,040)
  Net interfund transfers..........   116,279     (8,201)    (109,602)   3,798,700
                                    ---------  ---------  -----------  -----------
Net increase (decrease) in assets
  from principal transactions......   243,888     73,903     (380,991)   3,084,606
                                    ---------  ---------  -----------  -----------
Total increase (decrease) in assets   265,926     84,150    1,374,691    5,527,534
Assets beginning of year...........   467,645    383,495   13,739,135    8,211,601
                                    ---------  ---------  -----------  -----------
Assets end of year................. $ 733,571  $ 467,645  $15,113,826  $13,739,135
                                    =========  =========  ===========  ===========

                                                                Sub-Account
                                    -------------------------------------------------------------------
                                                              International Equity International Equity
                                      Income & Value Trust         Index Fund          Select Trust
                                    ------------------------  -------------------- --------------------
                                     Year Ended   Year Ended      Period Ended     Year Ended Year Ended
                                     Dec. 31/04   Dec. 31/03      Dec. 31/04##     Dec. 31/04 Dec. 31/03
                                    -----------  -----------  -------------------- ---------- ----------
Income:
Net investment income during the
  year............................. $   183,061  $   255,324       $   12,655       $  2,655   $     --
Net realized gain (loss) during
  the year.........................     299,314   (1,013,951)           1,228         22,379     (4,373)
Unrealized appreciation
  (depreciation) during the year...   2,320,695    3,699,492          548,048         44,184     46,367
                                    -----------  -----------       ----------       --------   --------
Net increase (decrease) in assets
  from operations..................   2,803,070    2,940,865          561,931         69,218     41,994
                                    -----------  -----------       ----------       --------   --------
Changes from principal
  transactions:
  Transfer of net premiums.........   2,705,010    1,850,446          237,967        155,633     63,130
  Transfer on terminations.........  (4,394,860)  (1,218,095)        (177,274)       (64,551)   (19,191)
  Transfer on policy loans.........     (37,622)      (9,741)            (650)          (314)        --
  Net interfund transfers..........  23,415,977   (2,235,140)       3,531,604         68,755    110,046
                                    -----------  -----------       ----------       --------   --------
Net increase (decrease) in assets
  from principal transactions......  21,688,505   (1,612,530)       3,591,647        159,523    153,985
                                    -----------  -----------       ----------       --------   --------
Total increase (decrease) in assets  24,491,575    1,328,335        4,153,578        228,741    195,979
Assets beginning of year...........  13,279,144   11,950,809               --        263,829     67,850
                                    -----------  -----------       ----------       --------   --------
Assets end of year................. $37,770,719  $13,279,144       $4,153,578       $492,570   $263,829
                                    ===========  ===========       ==========       ========   ========

## Reflects the period from commencement of operations on May 3, 2004 through December 31, 2004.

See accompanying notes.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                                                            Sub-Account
                                    -----------------------------------------------------------------
                                         International Index Trust       International Small Cap Trust
                                    -----------------------------------  ----------------------------
                                           Year Ended        Year Ended  Year Ended     Year Ended
                                    Dec. 31/04(greater than) Dec. 31/03  Dec. 31/04     Dec. 31/03
                                    ------------------------ ----------  ----------     ----------
Income:
Net investment income during the
  year.............................       $    32,883        $   28,667  $   10,413     $       --
Net realized gain (loss) during
  the year.........................           205,655           235,614     494,837      2,775,909
Unrealized appreciation
  (depreciation) during the year...          (157,172)          345,582   1,132,321        541,790
                                          -----------        ----------   ----------     ----------
Net increase (decrease) in assets
  from operations..................            81,366           609,863   1,637,571      3,317,699
                                          -----------        ----------   ----------     ----------
Changes from principal
  transactions:
  Transfer of net premiums.........           210,808           281,432     697,884        641,255
  Transfer on terminations.........          (109,150)         (240,573)   (783,203)      (672,658)
  Transfer on policy loans.........           (15,049)              317       8,235         18,463
  Net interfund transfers..........        (2,454,171)          621,716     (94,067)       916,739
                                          -----------        ----------   ----------     ----------
Net increase (decrease) in assets
  from principal transactions......        (2,367,562)          662,892    (171,151)       903,799
                                          -----------        ----------   ----------     ----------
Total increase (decrease) in assets        (2,286,196)        1,272,755   1,466,420      4,221,498
Assets beginning of year...........         2,286,196         1,013,441   8,166,604      3,945,106
                                          -----------        ----------   ----------     ----------
Assets end of year.................       $        --        $2,286,196  $9,633,024     $8,166,604
                                          ===========        ==========   ==========     ==========

                                                                 Sub-Account
                                    ---------------------------------------------------------------------
                                                                                             Internet
                                    International Stock Trust International Value Trust Technologies Trust
                                    ------------------------  ------------------------  ------------------
                                     Year Ended   Year Ended   Year Ended   Year Ended      Year Ended
                                     Dec. 31/04   Dec. 31/03   Dec. 31/04   Dec. 31/03     Dec. 31/03#
                                    -----------  -----------  -----------  -----------  ------------------
Income:
Net investment income during the
  year............................. $   180,084  $    89,494  $   149,719  $    54,352     $        --
Net realized gain (loss) during
  the year.........................   1,043,146    2,857,679      503,034    2,316,009         114,850
Unrealized appreciation
  (depreciation) during the year...   1,837,527    2,464,644    2,108,841      896,596          71,290
                                    -----------  -----------  -----------  -----------     -----------
Net increase (decrease) in assets
  from operations..................   3,060,757    5,411,817    2,761,594    3,266,957         186,140
                                    -----------  -----------  -----------  -----------     -----------
Changes from principal
  transactions:
  Transfer of net premiums.........   2,052,725    2,286,316    1,730,870      969,698          36,833
  Transfer on terminations.........  (2,589,490)  (2,165,225)  (1,401,465)    (506,839)        (30,696)
  Transfer on policy loans.........      56,329     (223,437)        (498)      32,478           2,844
  Net interfund transfers..........  (1,759,421)    (762,367)   3,598,149    2,061,196      (1,167,964)
                                    -----------  -----------  -----------  -----------     -----------
Net increase (decrease) in assets
  from principal transactions......  (2,239,857)    (864,713)   3,927,056    2,556,533      (1,158,983)
                                    -----------  -----------  -----------  -----------     -----------
Total increase (decrease) in assets     820,900    4,547,104    6,688,650    5,823,490        (972,843)
Assets beginning of year...........  21,527,031   16,979,927   10,409,668    4,586,178         972,843
                                    -----------  -----------  -----------  -----------     -----------
Assets end of year................. $22,347,931  $21,527,031  $17,098,318  $10,409,668     $        --
                                    ===========  ===========  ===========  ===========     ===========

(greater than) Terminated as an investment option and funds transferred to International Equity Index Fund on June 18, 2004.
# Terminated as an investment option and funds transferred to Science & Technology Trust on May 2, 2003.

See accompanying notes.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                                                        Sub-Account
                                    ------------------------------------------------------
                                    Investment Quality Bond Trust  Large Cap Growth Trust
                                    ----------------------------  ------------------------
                                     Year Ended     Year Ended     Year Ended   Year Ended
                                     Dec. 31/04     Dec. 31/03     Dec. 31/04   Dec. 31/03
                                     -----------    -----------   -----------  -----------
Income:
Net investment income during the
  year............................. $ 1,467,561    $ 1,284,446    $    51,708  $    39,647
Net realized gain (loss) during
  the year.........................     289,748        304,780     (2,526,261)  (1,706,515)
Unrealized appreciation
  (depreciation) during the year...    (601,883)       240,181      3,524,578    5,339,625
                                     -----------    -----------   -----------  -----------
Net increase (decrease) in assets
  from operations..................   1,155,426      1,829,407      1,050,025    3,672,757
                                     -----------    -----------   -----------  -----------
Changes from principal
  transactions:
  Transfer of net premiums.........   2,063,472      2,315,853      2,202,391    2,360,591
  Transfer on terminations.........  (3,499,259)    (3,566,057)    (2,298,470)  (2,426,758)
  Transfer on policy loans.........     (15,981)       (69,382)       (53,277)     (32,084)
  Net interfund transfers..........    (233,187)    (1,172,474)       412,238      814,438
                                     -----------    -----------   -----------  -----------
Net increase (decrease) in assets
  from principal transactions......  (1,684,955)    (2,492,060)       262,882      716,187
                                     -----------    -----------   -----------  -----------
Total increase (decrease) in assets    (529,529)      (662,653)     1,312,907    4,388,944
Assets beginning of year...........  25,097,289     25,759,942     17,985,631   13,596,687
                                     -----------    -----------   -----------  -----------
Assets end of year................. $24,567,760    $25,097,289    $19,298,538  $17,985,631
                                     ===========    ===========   ===========  ===========

                                                       Sub-Account
                                    -------------------------------------------------------
                                     Large Cap Value Trust   Lifestyle Aggressive 1000 Trust
                                    -----------------------  ------------------------------
                                    Year Ended  Period Ended  Year Ended      Year Ended
                                    Dec. 31/04  Dec. 31/03^   Dec. 31/04      Dec. 31/03
                                    ----------  ------------  -----------     -----------
Income:
Net investment income during the
  year............................. $   45,834   $   10,635  $    63,422     $    23,063
Net realized gain (loss) during
  the year.........................    327,438       30,115     (276,996)       (317,681)
Unrealized appreciation
  (depreciation) during the year...    372,642       64,980    1,883,797       2,201,562
                                    ----------   ----------   -----------     -----------
Net increase (decrease) in assets
  from operations..................    745,914      105,730    1,670,223       1,906,944
                                    ----------   ----------   -----------     -----------
Changes from principal
  transactions:
  Transfer of net premiums.........    321,845       43,117    2,128,907       1,633,933
  Transfer on terminations.........   (355,260)     (14,043)  (1,439,778)     (1,039,563)
  Transfer on policy loans.........         --           --      (64,806)        (12,078)
  Net interfund transfers..........  2,357,285    1,439,828    2,565,484         216,797
                                    ----------   ----------   -----------     -----------
Net increase (decrease) in assets
  from principal transactions......  2,323,870    1,468,902    3,189,807         799,089
                                    ----------   ----------   -----------     -----------
Total increase (decrease) in assets  3,069,784    1,574,632    4,860,030       2,706,033
Assets beginning of year...........  1,574,632           --    7,544,107       4,838,074
                                    ----------   ----------   -----------     -----------
Assets end of year................. $4,644,416   $1,574,632  $12,404,137     $ 7,544,107
                                    ==========   ==========   ===========     ===========

^ Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.

See accompanying notes.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                                                       Sub-Account
                                    ------------------------------------------------------------
                                    Lifestyle Balanced 640 Trust Lifestyle Conservative 280 Trust
                                    ---------------------------  -------------------------------
                                     Year Ended     Year Ended   Year Ended       Year Ended
                                     Dec. 31/04     Dec. 31/03   Dec. 31/04       Dec. 31/03
                                     -----------   -----------   ----------        -----------
Income:
Net investment income during the
  year............................. $   682,850    $   492,307   $  227,269      $   196,250
Net realized gain (loss) during
  the year.........................    (242,625)      (633,244)      87,376           87,078
Unrealized appreciation
  (depreciation) during the year...   4,130,926      4,888,847      179,996          344,580
                                     -----------   -----------     ----------      -----------
Net increase (decrease) in assets
  from operations..................   4,571,151      4,747,910      494,641          627,908
                                     -----------   -----------     ----------      -----------
Changes from principal
  transactions:
  Transfer of net premiums.........   5,951,999      2,988,343      408,562          740,860
  Transfer on terminations.........  (3,963,863)    (2,773,049)    (562,412)      (1,299,672)
  Transfer on policy loans.........    (237,313)       (59,951)      (5,102)            (296)
  Net interfund transfers..........   6,378,910      5,481,360      142,540        3,905,325
                                     -----------   -----------     ----------      -----------
Net increase (decrease) in assets
  from principal transactions......   8,129,733      5,636,703      (16,412)       3,346,217
                                     -----------   -----------     ----------      -----------
Total increase (decrease) in assets  12,700,884     10,384,613      478,229        3,974,125
Assets beginning of year...........  27,714,579     17,329,966    5,766,764        1,792,639
                                     -----------   -----------     ----------      -----------
Assets end of year................. $40,415,463    $27,714,579   $6,244,993      $ 5,766,764
                                     ===========   ===========     ==========      ===========

                                                       Sub-Account
                                    -----------------------------------------------------
                                    Lifestyle Growth 820 Trust Lifestyle Moderate 460 Trust
                                    ------------------------   ---------------------------
                                     Year Ended    Year Ended  Year Ended     Year Ended
                                     Dec. 31/04    Dec. 31/03  Dec. 31/04     Dec. 31/03
                                    -----------   -----------  ----------     ----------
Income:
Net investment income during the
  year............................. $   609,382   $   344,722  $  187,738     $  126,843
Net realized gain (loss) during
  the year.........................    (827,324)   (1,084,414)     68,918        (57,011)
Unrealized appreciation
  (depreciation) during the year...   6,901,299     8,790,984     551,717        713,543
                                    -----------   -----------   ----------     ----------
Net increase (decrease) in assets
  from operations..................   6,683,357     8,051,292     808,373        783,375
                                    -----------   -----------   ----------     ----------
Changes from principal
  transactions:
  Transfer of net premiums.........   7,503,684     5,145,619   1,286,583        826,405
  Transfer on terminations.........  (5,486,537)   (3,473,534)   (609,234)      (353,807)
  Transfer on policy loans.........     (68,261)     (439,757)    (18,228)       (49,785)
  Net interfund transfers..........   9,220,090     3,696,096   1,530,925      1,175,336
                                    -----------   -----------   ----------     ----------
Net increase (decrease) in assets
  from principal transactions......  11,168,976     4,928,424   2,190,046      1,598,149
                                    -----------   -----------   ----------     ----------
Total increase (decrease) in assets  17,852,333    12,979,716   2,998,419      2,381,524
Assets beginning of year...........  37,967,569    24,987,853   5,776,547      3,395,023
                                    -----------   -----------   ----------     ----------
Assets end of year................. $55,819,902   $37,967,569  $8,774,966     $5,776,547
                                    ===========   ===========   ==========     ==========

See accompanying notes.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                                                            Sub-Account
                                    -----------------------------------------------------------
                                                              Mid Cap
                                      Mid Cap Core Trust    Growth Trust   Mid Cap Index Trust
                                    ----------------------  ------------ ----------------------
                                    Year Ended Period Ended  Year Ended  Year Ended  Year Ended
                                    Dec. 31/04 Dec. 31/03^  Dec. 31/03#  Dec. 31/04  Dec. 31/03
                                    ---------- ------------ ------------ ----------  ----------
Income:
Net investment income during the
  year.............................  $  2,235    $     --   $        --  $   33,842  $       --
Net realized gain (loss) during
  the year.........................     2,426         596        56,428     166,594      21,173
Unrealized appreciation
  (depreciation) during the year...    36,360      16,310        31,193     839,092   1,280,021
                                     --------    --------   -----------  ----------  ----------
Net increase (decrease) in assets
  from operations..................    41,021      16,906        87,621   1,039,528   1,301,194
                                     --------    --------   -----------  ----------  ----------
Changes from principal
  transactions:
  Transfer of net premiums.........   124,452      35,625        65,051     958,033     617,459
  Transfer on terminations.........   (40,841)     (6,237)      (60,852)   (803,029)   (318,350)
  Transfer on policy loans.........        --          --           (20)    (36,150)    (22,962)
  Net interfund transfers..........   412,988     163,848    (1,196,990)    870,224   1,564,402
                                     --------    --------   -----------  ----------  ----------
Net increase (decrease) in assets
  from principal transactions......   496,599     193,236    (1,192,811)    989,078   1,840,549
                                     --------    --------   -----------  ----------  ----------
Total increase (decrease) in assets   537,620     210,142    (1,105,190)  2,028,606   3,141,743
Assets beginning of year...........   210,142          --     1,105,190   5,817,582   2,675,839
                                     --------    --------   -----------  ----------  ----------
Assets end of year.................  $747,762    $210,142   $        --  $7,846,188  $5,817,582
                                     ========    ========   ===========  ==========  ==========

                                                             Sub-Account
                                    -------------------------------------------------------------
                                       Mid Cap
                                    Opportunities
                                        Trust       Mid Cap Stock Trust     Mid Cap Value Trust
                                    ------------- ----------------------  -----------------------
                                     Year Ended   Year Ended  Year Ended   Year Ended  Year Ended
                                     Dec. 31/03#  Dec. 31/04  Dec. 31/03   Dec. 31/04  Dec. 31/03
                                    ------------- ----------  ----------  -----------  ----------
Income:
Net investment income during the
  year.............................   $      --   $       --  $       --  $    69,295  $   28,869
Met realized gain (loss) during
  the year.........................     (72,292)     286,503     136,599    1,186,891     (79,890)
Unrealized appreciation
  (depreciation) during the year...     180,038    1,167,590   1,428,911    1,620,437   1,972,179
                                      ---------   ----------  ----------  -----------  ----------
Net increase (decrease) in assets
  from operations..................     107,746    1,454,093   1,565,510    2,876,623   1,921,158
                                      ---------   ----------  ----------  -----------  ----------
Changes from principal
  transactions:
  Transfer of net premiums.........      69,631    1,109,543     582,970    1,693,501   1,183,534
  Transfer on terminations.........     (38,851)    (859,854)   (357,816)    (998,476)   (588,104)
  Transfer on policy loans.........        (200)     (38,600)         57       (7,594)    (17,277)
  Net interfund transfers..........    (943,038)   1,676,484   1,912,703    3,233,475     949,689
                                      ---------   ----------  ----------  -----------  ----------
Net increase (decrease) in assets
  from principal transactions......    (912,458)   1,887,573   2,137,914    3,920,906   1,527,842
                                      ---------   ----------  ----------  -----------  ----------
Total increase (decrease) in assets    (804,712)   3,341,666   3,703,424    6,797,529   3,449,000
Assets beginning of year...........     804,712    6,414,678   2,711,254    9,867,204   6,418,204
                                      ---------   ----------  ----------  -----------  ----------
Assets end of year.................   $      --   $9,756,344  $6,414,678  $16,664,733  $9,867,204
                                      =========   ==========  ==========  ===========  ==========

^ Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.
# Terminated as an investment option and funds transferred to Dynamic Growth Trust on May 2, 2003.

See accompanying notes.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                                                         Sub-Account
                                    ----------------------------------------------------
                                        Money Market Trust       Natural Resources Trust
                                    --------------------------  ------------------------
                                     Year Ended    Year Ended    Year Ended  Period Ended
                                     Dec. 31/04    Dec. 31/03    Dec. 31/04  Dec. 31/03^
                                    ------------  ------------  -----------  ------------
Income:
Net investment income during the
  year............................. $    652,359  $    568,563  $    49,554   $       --
Net realized gain (loss) during
  the year.........................           --            --      229,123        1,543
Unrealized appreciation
  (depreciation) during the year...           --            --      209,659      168,234
                                    ------------  ------------  -----------   ----------
Net increase (decrease) in assets
  from operations..................      652,359       568,563      488,336      169,777
                                    ------------  ------------  -----------   ----------
Changes from principal
  transactions:
  Transfer of net premiums.........   58,039,439    54,583,401      288,731      448,821
  Transfer on terminations.........  (17,648,508)  (10,561,004)  (1,154,304)     (17,343)
  Transfer on policy loans.........      574,206    (1,049,915)      (6,648)          --
  Net interfund transfers..........  (56,476,832)  (53,806,921)   2,638,282      531,602
                                    ------------  ------------  -----------   ----------
Net increase (decrease) in assets
  from principal transactions......  (15,511,695)  (10,834,439)   1,766,061      963,080
                                    ------------  ------------  -----------   ----------
Total increase (decrease) in assets  (14,859,336)  (10,265,876)   2,254,397    1,132,857
Assets beginning of year...........   93,383,242   103,649,118    1,132,857           --
                                    ------------  ------------  -----------   ----------
Assets end of year................. $ 78,523,906  $ 93,383,242  $ 3,387,254   $1,132,857
                                    ============  ============  ===========   ==========

                                                       Sub-Account
                                    ------------------------------------------------
                                         Overseas Trust         Pacific Rim Trust
                                    -----------------------  -----------------------
                                     Year Ended  Year Ended   Year Ended  Year Ended
                                     Dec. 31/04  Dec. 31/03   Dec. 31/04  Dec. 31/03
                                    -----------  ----------  -----------  ----------
Income:
Net investment income during the
  year............................. $    34,423  $   27,993  $    39,388  $   10,858
Net realized gain (loss) during
  the year.........................     638,676   2,262,634      591,744     917,687
Unrealized appreciation
  (depreciation) during the year...     363,446     800,982      731,200   1,700,733
                                    -----------  ----------  -----------  ----------
Net increase (decrease) in assets
  from operations..................   1,036,545   3,091,609    1,362,332   2,629,278
                                    -----------  ----------  -----------  ----------
Changes from principal
  transactions:
  Transfer of net premiums.........     951,319   1,024,553      827,972     801,578
  Transfer on terminations.........    (837,141)   (498,964)  (1,081,321)   (634,960)
  Transfer on policy loans.........     (90,380)     85,025       58,727     (98,651)
  Net interfund transfers..........   1,239,968    (347,341)     636,001    (869,792)
                                    -----------  ----------  -----------  ----------
Net increase (decrease) in assets
  from principal transactions......   1,263,766     263,273      441,379    (801,825)
                                    -----------  ----------  -----------  ----------
Total increase (decrease) in assets   2,300,311   3,354,882    1,803,711   1,827,453
Assets beginning of year...........   8,532,885   5,178,003    7,954,829   6,127,376
                                    -----------  ----------  -----------  ----------
Assets end of year................. $10,833,196  $8,532,885  $ 9,758,540  $7,954,829
                                    ===========  ==========  ===========  ==========

^ Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.

See accompanying notes.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                                                       Sub-Account
                                    ----------------------------------------------------
                                    Quantitative All Cap Trust Quantitative Equity Trust
                                    -------------------------- -------------------------
                                    Year Ended   Period Ended   Year Ended    Year Ended
                                    Dec. 31/04   Dec. 31/03^   Dec. 31/04xx   Dec. 31/03
                                    ----------   ------------  ------------  -----------
Income:
Net investment income during the
  year............................. $   4,675      $ 1,136     $    382,977  $   229,150
Net realized gain (loss) during
  the year.........................     5,924            8      (17,437,554)  (3,572,171)
Unrealized appreciation
  (depreciation) during the year...    21,798        1,006       16,998,745   10,877,670
                                    ---------      -------     ------------  -----------
Net increase (decrease) in assets
  from operations..................    32,397        2,150          (55,832)   7,534,649
                                    ---------      -------     ------------  -----------
Changes from principal
  transactions:
  Transfer of net premiums.........    43,329       28,030        1,081,406    4,062,523
  Transfer on terminations.........  (117,929)       1,596       (1,881,526)  (5,168,400)
  Transfer on policy loans.........        --           --         (236,388)    (310,271)
  Net interfund transfers..........   197,459       12,270      (36,915,602)  (1,909,408)
                                    ---------      -------     ------------  -----------
Net increase (decrease) in assets
  from principal transactions......   122,859       41,896      (37,952,110)  (3,325,556)
                                    ---------      -------     ------------  -----------
Total increase (decrease) in assets   155,256       44,046      (38,007,942)   4,209,093
Assets beginning of year...........    44,046           --       38,007,942   33,798,849
                                    ---------      -------     ------------  -----------
Assets end of year................. $ 199,302      $44,046     $         --  $38,007,942
                                    =========      =======     ============  ===========

                                                             Sub-Account
                                    -------------------------------------------------------------------
                                                               Quantitative
                                    Quantitative Mid Cap Trust Value Trust  Real Estate Securities Trust
                                    -------------------------  ------------ ---------------------------
                                    Year Ended    Year Ended   Period Ended  Year Ended     Year Ended
                                    Dec. 31/04    Dec. 31/03   Dec. 31/04##  Dec. 31/04     Dec. 31/03
                                    ----------    ----------   ------------  -----------   -----------
Income:
Net investment income during the
  year............................. $       --    $      --      $    --    $   904,075    $   785,707
Net realized gain (loss) during
  the year.........................     28,691      (12,792)          72        906,547       (163,197)
Unrealized appreciation
  (depreciation) during the year...    115,618      179,288        1,366      9,118,077      9,276,823
                                     ----------   ---------      -------     -----------   -----------
Net increase (decrease) in assets
  from operations..................    144,309      166,496        1,438     10,928,699      9,899,333
                                     ----------   ---------      -------     -----------   -----------
Changes from principal
  transactions:
  Transfer of net premiums.........     84,332       29,499          210      2,830,089      2,453,336
  Transfer on terminations.........    (73,871)    (103,796)        (555)    (4,214,517)    (3,581,500)
  Transfer on policy loans.........         (3)        (216)          --       (270,172)      (181,298)
  Net interfund transfers..........    332,393      158,025       14,429      1,056,144      1,088,395
                                     ----------   ---------      -------     -----------   -----------
Net increase (decrease) in assets
  from principal transactions......    342,851       83,512       14,084       (598,456)      (221,067)
                                     ----------   ---------      -------     -----------   -----------
Total increase (decrease) in assets    487,160      250,008       15,522     10,330,243      9,678,266
Assets beginning of year...........    661,466      411,458           --     35,054,800     25,376,534
                                     ----------   ---------      -------     -----------   -----------
Assets end of year................. $1,148,626    $ 661,466      $15,522    $45,385,043    $35,054,800
                                     ==========   =========      =======     ===========   ===========

^ Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.
xx Terminated as an investment option and funds transferred to U.S. Large Cap Trust on May 3, 2004.
## Reflects the period from commencement of operations on May 3, 2004 through December 31, 2004.

See accompanying notes.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                                                       Sub-Account
                                    -------------------------------------------------
                                     Real Return Bond Trust  Science & Technology Trust
                                    -----------------------  ------------------------
                                    Year Ended  Period Ended  Year Ended    Year Ended
                                    Dec. 31/04  Dec. 31/03^   Dec. 31/04    Dec. 31/03
                                    ----------  ------------ -----------   -----------
Income:
Net investment income during the
  year............................. $   40,433   $       --  $        --   $        --
Net realized gain (loss) during
  the year.........................     81,709         (698)     666,013    (4,793,973)
Unrealized appreciation
  (depreciation) during the year...     20,110       43,382     (518,371)   11,553,410
                                    ----------   ----------  -----------   -----------
Net increase (decrease) in assets
  from operations..................    142,252       42,684      147,642     6,759,437
                                    ----------   ----------  -----------   -----------
Changes from principal
  transactions:
  Transfer of net premiums.........    289,210      139,910    3,019,772     3,373,683
  Transfer on terminations.........   (250,327)     (63,418)  (2,296,110)   (2,617,290)
  Transfer on policy loans.........         --           --      (23,431)     (107,329)
  Net interfund transfers..........    211,497    1,205,309   (1,253,272)    1,773,304
                                    ----------   ----------  -----------   -----------
Net increase (decrease) in assets
  from principal transactions......    250,380    1,281,801     (553,041)    2,422,368
                                    ----------   ----------  -----------   -----------
Total increase (decrease) in assets    392,632    1,324,485     (405,399)    9,181,805
Assets beginning of year...........  1,324,485           --   21,846,463    12,664,658
                                    ----------   ----------  -----------   -----------
Assets end of year................. $1,717,117   $1,324,485  $21,441,064   $21,846,463
                                    ==========   ==========  ===========   ===========

                                                     Sub-Account
                                    --------------------------------------------
                                     Select Growth Trust   Small Cap Index Trust
                                    --------------------  ----------------------
                                    Year Ended Year Ended Year Ended  Year Ended
                                    Dec. 31/04 Dec. 31/03 Dec. 31/04  Dec. 31/03
                                    ---------- ---------- ----------  ----------
Income:
Net investment income during the
  year............................. $      69   $     98  $   17,840  $       --
Net realized gain (loss) during
  the year.........................    53,983     (2,879)    394,893    (215,679)
Unrealized appreciation
  (depreciation) during the year...   (39,941)    82,441     577,611   1,419,238
                                    ---------   --------  ----------  ----------
Net increase (decrease) in assets
  from operations..................    14,111     79,660     990,344   1,203,559
                                    ---------   --------  ----------  ----------
Changes from principal
  transactions:
  Transfer of net premiums.........   238,982    117,540     933,411     501,780
  Transfer on terminations.........  (114,827)   (73,053)   (536,269)   (450,613)
  Transfer on policy loans.........     8,086     (8,515)     (5,670)    (14,877)
  Net interfund transfers..........   (86,471)   192,834   1,802,908     723,395
                                    ---------   --------  ----------  ----------
Net increase (decrease) in assets
  from principal transactions......    45,770    228,806   2,194,380     759,685
                                    ---------   --------  ----------  ----------
Total increase (decrease) in assets    59,881    308,466   3,184,724   1,963,244
Assets beginning of year...........   501,653    193,187   4,431,369   2,468,125
                                    ---------   --------  ----------  ----------
Assets end of year................. $ 561,534   $501,653  $7,616,093  $4,431,369
                                    =========   ========  ==========  ==========

^ Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.

See accompanying notes.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                                                             Sub-Account
                                    --------------------------------------------------------------------
                                                                  Small Company
                                    Small Cap Opportunities Trust     Trust     Small Company Blend Trust
                                    ----------------------------- ------------- ------------------------
                                    Year Ended     Period Ended   Period Ended  Year Ended   Year Ended
                                    Dec. 31/04     Dec. 31/03^    Dec. 31/04##  Dec. 31/04   Dec. 31/03
                                    ----------     ------------   ------------- ----------   ----------
Income:
Net investment income during the
  year............................. $   36,432       $     --        $    --    $       --   $       --
Net realized gain (loss) during
  the year.........................    220,772          4,150          7,817        32,097      (57,470)
Unrealized appreciation
  (depreciation) during the year...    169,919         34,921            862       460,503    1,713,496
                                     ----------      --------        -------    ----------   ----------
Net increase (decrease) in assets
  from operations..................    427,123         39,071          8,679       492,600    1,656,026
                                     ----------      --------        -------    ----------   ----------
Changes from principal
  transactions:
  Transfer of net premiums.........    129,008         40,303         12,823       745,238      803,769
  Transfer on terminations.........    (76,104)           134         (2,709)     (559,194)    (385,150)
  Transfer on policy loans.........     (6,184)            --             --        (9,576)     (14,313)
  Net interfund transfers..........  3,100,039        205,880         49,451       377,199      456,324
                                     ----------      --------        -------    ----------   ----------
Net increase (decrease) in assets
  from principal transactions......  3,146,759        246,317         59,565       553,667      860,630
                                     ----------      --------        -------    ----------   ----------
Total increase (decrease) in assets  3,573,882        285,388         68,244     1,046,267    2,516,656
Assets beginning of year...........    285,388             --             --     6,021,024    3,504,368
                                     ----------      --------        -------    ----------   ----------
Assets end of year................. $3,859,270       $285,388        $68,244    $7,067,291   $6,021,024
                                     ==========      ========        =======    ==========   ==========

                                                      Sub-Account
                                    ----------------------------------------------
                                    Small Company Value Trust  Small-Mid Cap Trust
                                    ------------------------  --------------------
                                     Year Ended   Year Ended  Year Ended Year Ended
                                     Dec. 31/04   Dec. 31/03  Dec. 31/04 Dec. 31/03
                                    -----------  -----------  ---------- ----------
Income:
Net investment income during the
  year............................. $   221,735  $    61,027   $    203   $     --
Net realized gain (loss) during
  the year.........................     704,325      198,520     28,625    (12,392)
Unrealized appreciation
  (depreciation) during the year...   3,083,164    3,371,052     (2,892)    49,801
                                    -----------  -----------   --------   --------
Net increase (decrease) in assets
  from operations..................   4,009,224    3,630,599     25,936     37,409
                                    -----------  -----------   --------   --------
Changes from principal
  transactions:
  Transfer of net premiums.........   1,909,281    1,577,358    118,926    104,050
  Transfer on terminations.........  (1,511,185)  (1,127,575)   (65,749)   (44,194)
  Transfer on policy loans.........     (52,994)     (45,772)     9,236     (8,910)
  Net interfund transfers..........   1,242,354    1,196,157     (3,903)   109,473
                                    -----------  -----------   --------   --------
Net increase (decrease) in assets
  from principal transactions......   1,587,456    1,600,168     58,510    160,419
                                    -----------  -----------   --------   --------
Total increase (decrease) in assets   5,596,680    5,230,767     84,446    197,828
Assets beginning of year...........  15,034,590    9,803,823    292,105     94,277
                                    -----------  -----------   --------   --------
Assets end of year................. $20,631,270  $15,034,590   $376,551   $292,105
                                    ===========  ===========   ========   ========

^ Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.
## Reflects the period from commencement of operations on May 3, 2004 through December 31, 2004.

See accompanying notes.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                                                     Sub-Account
                                    ---------------------------------------------
                                    Small-Mid Cap Growth
                                            Trust           Special Value Trust
                                    --------------------  -----------------------
                                    Year Ended Year Ended Year Ended  Period Ended
                                    Dec. 31/04 Dec. 31/03 Dec. 31/04  Dec. 31/03^
                                    ---------- ---------- ----------  ------------
Income:
Net investment income during the
  year.............................  $     --   $     --  $   13,642    $     --
Net realized gain (loss) during
  the year.........................    16,762     (3,232)     13,700       2,598
Unrealized appreciation
  (depreciation) during the year...    16,161     52,790     154,991     107,873
                                     --------   --------  ----------    --------
Net increase (decrease) in assets
  from operations..................    32,923     49,558     182,333     110,471
                                     --------   --------  ----------    --------
Changes from principal
  transactions:
  Transfer of net premiums.........    48,348     52,116     167,721      71,634
  Transfer on terminations.........   (26,598)   (14,917)    (65,269)    (23,485)
  Transfer on policy loans.........      (271)        --        (107)       (209)
  Net interfund transfers..........   (19,262)    28,865     250,241     506,839
                                     --------   --------  ----------    --------
Net increase (decrease) in assets
  from principal transactions......     2,217     66,064     352,586     554,779
                                     --------   --------  ----------    --------
Total increase (decrease) in assets    35,140    115,622     534,919     665,250
Assets beginning of year...........   208,462     92,840     665,250          --
                                     --------   --------  ----------    --------
Assets end of year.................  $243,602   $208,462  $1,200,169    $665,250
                                     ========   ========  ==========    ========

                                                             Sub-Account
                                    -------------------------------------------------------------
                                                                                       Strategic
                                      Strategic Bond Trust    Strategic Growth Trust  Income Trust
                                    ------------------------  ----------------------  ------------
                                     Year Ended   Year Ended  Year Ended  Year Ended  Period Ended
                                     Dec. 31/04   Dec. 31/03  Dec. 31/04  Dec. 31/03  Dec. 31/04##
                                    -----------  -----------  ----------  ----------  ------------
Income:
Net investment income during the
  year............................. $   358,034  $   373,391  $       --  $       --    $   775
Net realized gain (loss) during
  the year.........................     104,521      124,507      38,730     (56,337)       324
Unrealized appreciation
  (depreciation) during the year...     144,342      477,405     148,669     599,988        982
                                    -----------  -----------  ----------  ----------    -------
Net increase (decrease) in assets
  from operations..................     606,897      975,303     187,399     543,651      2,081
                                    -----------  -----------  ----------  ----------    -------
Changes from principal
  transactions:
  Transfer of net premiums.........   1,029,625    1,014,802     681,375     638,894      3,931
  Transfer on terminations.........    (977,096)  (1,072,348)   (178,252)   (178,279)    (1,192)
  Transfer on policy loans.........     (27,429)     (33,113)        (74)         --         --
  Net interfund transfers..........     345,977    1,274,419    (142,645)    847,149     46,453
                                    -----------  -----------  ----------  ----------    -------
Net increase (decrease) in assets
  from principal transactions......     371,077    1,183,760     360,404   1,307,764     49,192
                                    -----------  -----------  ----------  ----------    -------
Total increase (decrease) in assets     977,974    2,159,063     547,803   1,851,415     51,273
Assets beginning of year...........   9,023,050    6,863,987   3,029,672   1,178,257         --
                                    -----------  -----------  ----------  ----------    -------
Assets end of year................. $10,001,024  $ 9,023,050  $3,577,475  $3,029,672    $51,273
                                    ===========  ===========  ==========  ==========    =======

^ Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.
## Reflects the period from commencement of operations on May 3, 2004 through December 31, 2004.

See accompanying notes.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                                                             Sub-Account
                                    -----------------------------------------------------------------
                                                                                         Telecommuni-
                                    Strategic Opportunities Trust Strategic Value Trust  cations Trust
                                    ----------------------------  ---------------------  -------------
                                     Year Ended     Year Ended    Year Ended  Year Ended  Year Ended
                                     Dec. 31/04     Dec. 31/03    Dec. 31/04  Dec. 31/03 Dec. 31/03^^
                                     -----------    -----------   ----------  ---------- -------------
Income:
Net investment income during the
  year............................. $    20,627    $        --    $   10,372   $     91    $      --
Net realized gain (loss) during
  the year.........................  (3,471,694)    (3,326,683)      135,287    (24,428)     (17,790)
Unrealized appreciation
  (depreciation) during the year...   6,153,730      8,317,512        87,933    177,932       41,142
                                     -----------    -----------   ----------   --------    ---------
Net increase (decrease) in assets
  from operations..................   2,702,663      4,990,829       233,592    153,595       23,352
                                     -----------    -----------   ----------   --------    ---------
Changes from principal
  transactions:
  Transfer of net premiums.........   2,532,786      2,962,816       208,586     76,753        8,415
  Transfer on terminations.........  (2,968,325)    (2,586,749)      (95,357)   (44,056)      (8,014)
  Transfer on policy loans.........    (158,028)      (161,653)      (12,521)        --         (563)
  Net interfund transfers..........  (1,926,626)      (823,819)      240,110    170,126     (274,118)
                                     -----------    -----------   ----------   --------    ---------
Net increase (decrease) in assets
  from principal transactions......  (2,520,193)      (609,405)      340,818    202,823     (274,280)
                                     -----------    -----------   ----------   --------    ---------
Total increase (decrease) in assets     182,470      4,381,424       574,410    356,418     (250,928)
Assets beginning of year...........  23,938,705     19,557,281       858,268    501,850      250,928
                                     -----------    -----------   ----------   --------    ---------
Assets end of year................. $24,121,175    $23,938,705    $1,432,678   $858,268    $      --
                                     ===========    ===========   ==========   ========    =========

                                                              Sub-Account
                                    ----------------------------------------------------------------------
                                                                                              U.S. Global
                                                                                             Leaders Growth
                                       Total Return Trust     Total Stock Market Index Trust     Trust
                                    ------------------------  -----------------------------  --------------
                                     Year Ended   Year Ended  Year Ended      Year Ended      Period Ended
                                     Dec. 31/04   Dec. 31/03  Dec. 31/04      Dec. 31/03      Dec. 31/04##
                                    -----------  -----------  ----------      ----------     --------------
Income:
Net investment income during the
  year............................. $   902,549  $   960,822  $   25,667      $       --        $    536
Net realized gain (loss) during
  the year.........................     (39,301)      46,192      73,930         (33,723)          1,169
Unrealized appreciation
  (depreciation) during the year...      (9,450)    (249,456)    487,526         829,197           4,183
                                    -----------  -----------    ----------     ----------       --------
Net increase (decrease) in assets
  from operations..................     853,798      757,558     587,123         795,474           5,888
                                    -----------  -----------    ----------     ----------       --------
Changes from principal
  transactions:
  Transfer of net premiums.........   2,044,931    2,461,402     610,235         332,728          29,478
  Transfer on terminations.........  (1,601,832)  (1,450,466)   (364,650)       (246,874)         (2,086)
  Transfer on policy loans.........     (66,393)      18,420      (4,119)         42,741              --
  Net interfund transfers..........    (885,041)   3,089,826     929,855       1,077,843          89,729
                                    -----------  -----------    ----------     ----------       --------
Net increase (decrease) in assets
  from principal transactions......    (508,335)   4,119,182   1,171,321       1,206,438         117,121
                                    -----------  -----------    ----------     ----------       --------
Total increase (decrease) in assets     345,463    4,876,740   1,758,444       2,001,912         123,009
Assets beginning of year...........  17,963,495   13,086,755   4,003,691       2,001,779              --
                                    -----------  -----------    ----------     ----------       --------
Assets end of year................. $18,308,958  $17,963,495  $5,762,135      $4,003,691        $123,009
                                    ===========  ===========    ==========     ==========       ========

^^ Terminated as an investment option and funds transferred to Science & Technology Trust on May 2, 2003.
## Reflects the period from commencement of operations on May 3, 2004 through December 31, 2004.

See accompanying notes.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                                                        Sub-Account
                                    ---------------------------------------------------------
                                    U.S. Government Securities Trust   U.S. Large Cap Trust
                                    -------------------------------  ------------------------
                                     Year Ended       Year Ended      Year Ended   Year Ended
                                     Dec. 31/04       Dec. 31/03      Dec. 31/04   Dec. 31/03
                                      -----------     -----------    -----------  -----------
Income:
Net investment income during the
  year............................. $   576,550      $   667,547     $    57,223  $    52,203
Net realized gain (loss) during
  the year.........................      96,655          196,908         226,381     (423,650)
Unrealized appreciation
  (depreciation) during the year...    (235,239)        (527,286)      4,223,937    4,573,391
                                      -----------     -----------    -----------  -----------
Net increase (decrease) in assets
  from operations..................     437,966          337,169       4,507,541    4,201,944
                                      -----------     -----------    -----------  -----------
Changes from principal
  transactions:
  Transfer of net premiums.........   2,318,656        2,782,100       4,526,084    1,907,614
  Transfer on terminations.........  (3,487,442)      (2,621,933)     (5,374,696)  (1,008,703)
  Transfer on policy loans.........     (14,392)         (46,189)        202,315       37,416
  Net interfund transfers..........  (3,487,463)      (1,015,573)     33,854,684     (168,858)
                                      -----------     -----------    -----------  -----------
Net increase (decrease) in assets
  from principal transactions......  (4,670,641)        (901,595)     33,208,387      767,469
                                      -----------     -----------    -----------  -----------
Total increase (decrease) in assets  (4,232,675)        (564,426)     37,715,928    4,969,413
Assets beginning of year...........  19,272,188       19,836,614      15,824,781   10,855,368
                                      -----------     -----------    -----------  -----------
Assets end of year................. $15,039,513      $19,272,188     $53,540,709  $15,824,781
                                      ===========     ===========    ===========  ===========

                                                      Sub-Account
                                    -----------------------------------------------
                                       Utilities Trust            Value Trust
                                    ---------------------  ------------------------
                                    Year Ended  Year Ended  Year Ended   Year Ended
                                    Dec. 31/04  Dec. 31/03  Dec. 31/04   Dec. 31/03
                                    ----------  ---------- -----------  -----------
Income:
Net investment income during the
  year............................. $   10,242   $  8,236  $   104,790  $   169,691
Net realized gain (loss) during
  the year.........................    102,520     92,165      202,735         (243)
Unrealized appreciation
  (depreciation) during the year...    474,887    115,662    2,201,244    4,713,520
                                    ----------   --------  -----------  -----------
Net increase (decrease) in assets
  from operations..................    587,649    216,063    2,508,769    4,882,968
                                    ----------   --------  -----------  -----------
Changes from principal
  transactions:
  Transfer of net premiums.........    120,234     79,178    1,693,789    1,783,894
  Transfer on terminations.........   (173,394)   (73,165)  (1,832,365)  (1,419,274)
  Transfer on policy loans.........    (10,999)      (224)     (51,000)     (44,408)
  Net interfund transfers..........  1,920,288    179,851   (1,187,148)     101,317
                                    ----------   --------  -----------  -----------
Net increase (decrease) in assets
  from principal transactions......  1,856,129    185,640   (1,376,724)     421,529
                                    ----------   --------  -----------  -----------
Total increase (decrease) in assets  2,443,778    401,703    1,132,045    5,304,497
Assets beginning of year...........    827,660    425,957   17,679,245   12,374,748
                                    ----------   --------  -----------  -----------
Assets end of year................. $3,271,438   $827,660  $18,811,290  $17,679,245
                                    ==========   ========  ===========  ===========

See accompanying notes.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                                                       Total
                                           -----------------------------
                                             Year Ended      Year Ended
                                             Dec. 31/04      Dec. 31/03
                                           --------------  -------------
       Income:
       Net investment income during the
         year............................. $   13,826,143  $  11,668,542
       Net realized gain (loss) during
         the year.........................    (26,229,790)   (18,874,648)
       Unrealized appreciation
         (depreciation) during the year...    123,064,158    192,744,505
                                           --------------  -------------
       Net increase (decrease) in assets
         from operations..................    110,660,511    185,538,399
                                           --------------  -------------
       Changes from principal
         transactions:
         Transfer of net premiums.........    165,922,910    153,497,446
         Transfer on terminations.........   (128,504,682)  (100,744,020)
         Transfer on policy loans.........     (1,245,115)    (3,784,423)
         Net interfund transfers..........     (2,517,721)    (4,013,910)
                                           --------------  -------------
       Net increase (decrease) in assets
         from principal transactions......     33,655,392     44,955,093
                                           --------------  -------------
       Total increase (decrease) in assets    144,315,903    230,493,492
       Assets beginning of year...........    972,366,926    741,873,434
                                           --------------  -------------
       Assets end of year................. $1,116,682,829  $ 972,366,926
                                           ==============  =============

See accompanying notes.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 2004

1. Organization

The Manufacturers Life Insurance Company (U.S.A.) Separate Account A (the "Account") is a separate account administered and sponsored by The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA" or the "Company"). The Account operates as a Unit Investment Trust registered under the Investment Company Act of 1940, as amended (the "Act") and has seventy-eight active investment sub-accounts that invest in shares of a particular Manufacturers Investment Trust Portfolio, one sub-account that invests in shares of a particular John Hancock Variable Series I Trust portfolio and one sub-account that invests in shares of a particular PIMCO Variable Insurance Trust Portfolio. Manufacturers Investment Trust, John Hancock Variable Series I Trust and PIMCO Variable Investment Trust (collectively the "Trusts") are registered under the Act as open-end management investment companies, commonly known as mutual funds, which do not transact with the general public. Instead, the Trusts deal primarily with insurance companies by providing the investment medium for variable contracts. The Account is a funding vehicle for the allocation of net premiums under single premium variable life and variable universal life insurance contracts (the "Contracts") issued by the Company.

The Company is a stock life insurance company incorporated under the laws of Michigan in 1979. The Company is an indirect wholly owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian based publicly traded life insurance company.

The Company is required to maintain assets in the Account with a total fair value at least equal to the reserves and other liabilities relating to the variable benefits under all Contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the Contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

As the result of portfolio changes, the following sub-accounts of the Account were renamed as follows:

             Previous Name                   New Name         Effective Date
             -------------                   --------         --------------
      Capital Opportunities Trust      Strategic Value Trust   May 1, 2003
          Global Equity Trust              Global Trust        May 3, 2004
   Pacific Rim Emerging Markets Trust    Pacific Rim Trust     May 3, 2004
       Tactical Allocation Trust      Global Allocation Trust  May 1, 2003
       U.S. Large Cap Value Trust      U.S. Large Cap Trust    May 1, 2003

Effective May 3, 2004 the following sub-accounts of the Account were terminated as investment options and funds transferred to existing sub-account funds as follows:

                        Terminated         Funds Transferred To
                        ----------         --------------------
                      Balanced Trust       Income & Value Trust
                 Quantitative Equity Trust U.S. Large Cap Trust

Effective June 18, 2004 the following sub-account of the Account was terminated as an investment option and funds transferred to an existing sub-account fund as follows:

                  Terminated              Funds Transferred To
                  ----------              --------------------
           International Index Trust International Equity Index Fund

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

1. Organization -- (continued)


Effective May 2, 2003 the following sub-accounts of the Account were terminated as investment options and funds transferred to existing sub-account funds as follows:

                     Terminated             Funds Transferred To
                     ----------             --------------------
             Internet Technologies Trust Science & Technology Trust
                Mid Cap Growth Trust        Dynamic Growth Trust
             Mid Cap Opportunities Trust    Dynamic Growth Trust
              Telecommunications Trust.. Science & Technology Trust

The following sub-accounts of the Account were added as investment options for variable universal life insurance contract holders of the Company:

                                              Commencement of Operations of
                                                    the Sub-accounts
                                              -----------------------------
     All Asset Portfolio.....................         May 3, 2004
     American Blue Chip Income & Growth Trust         July 9, 2003
     American Growth Trust...................         July 9, 2003
     American Growth-Income Trust............         July 9, 2003
     American International Trust............         July 9, 2003
     Classic Value Trust.....................         May 3, 2004
     Core Equity Trust.......................         May 3, 2004
     Emerging Growth Trust...................         May 5, 2003
     International Equity Index Fund.........         May 3, 2004
     Large Cap Value Trust...................         May 5, 2003
     Mid Cap Core Trust......................         May 5, 2003
     Natural Resources Trust.................         May 5, 2003
     Quantitative All Cap Trust..............         May 5, 2003
     Quantitative Value Trust................         May 3, 2004
     Real Return Bond Trust..................         May 5, 2003
     Small Cap Opportunities Trust...........         May 5, 2003
     Small Company Trust.....................         May 3, 2004
     Special Value Trust.....................         May 5, 2003
     Strategic Income Trust..................         May 3, 2004
     U.S. Global Leaders Growth Trust........         May 3, 2004

2. Significant Accounting Policies

Investments of each sub-account consist of shares in the respective portfolios of the Trusts. These shares are carried at fair value which is calculated using the fair value of the investment securities underlying each Trust portfolio. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sale of investments are computed on the basis of the specifically identified cost of the investment sold.

In addition to the Account, a contract holder may also allocate funds to the fixed account contained within the Company's general account. Because of exemptive and exclusionary provisions, interests in the fixed account have not been registered under the Securities Act of 1933 and the Company's general account has not been registered as an investment company under the Act. Net interfund transfers include interfund transfers between separate and general account.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

2. Significant Accounting Policies -- (continued)


The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the "Code"). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the Contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will periodically reassess this position taking into account changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported herein. Actual results could differ from those estimates.

3. Contract Charges

The Company deducts certain charges from gross premiums before placing the remaining net premiums in the sub-account. In the event of a surrender by the contract holder, surrender charges may be levied by the Company against the contract value at the time of termination to cover sales and administrative expenses associated with underwriting and issuing the Contract. Additionally, each month a deduction consisting of an administrative charge, a charge for cost of insurance, a charge for mortality and expense risks, and charges for supplementary benefits is deducted from the contract value. Contract charges are paid through the redemption of sub-account units and are reflected as terminations.

4. Purchases and Sales

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2004 were as follows:

        Subaccount                                Purchases     Sales
        ----------                               ----------- -----------
        500 Index Trust......................... $10,738,370 $ 2,079,218
        Aggressive Growth Trust.................     985,007   1,360,386
        All Asset Portfolio.....................      93,902       1,387
        All Cap Core Trust......................   1,536,285   1,758,969
        All Cap Growth Trust....................   1,200,186   2,672,730
        All Cap Value Trust.....................   4,412,663   3,499,130
        American Blue Chip Income & Growth Trust   1,587,601      98,715
        American Growth Trust...................   6,104,297     278,338
        American Growth-Income Trust............   5,548,589     203,572
        American International Trust............   8,181,962   3,271,460
        Balanced Trust..........................   1,268,680  25,783,815
        Blue Chip Growth Trust..................   3,687,466   4,771,335
        Capital Appreciation Trust..............   1,042,267     266,224
        Classic Value Trust.....................     238,286      44,567
        Core Equity Trust.......................      62,204         782
        Core Value Trust........................     345,381     260,036
        Diversified Bond Trust..................   2,700,612   1,561,589
        Dynamic Growth Trust....................     609,475     559,818
        Emerging Growth Trust...................     447,201     103,649

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

4. Purchases and Sales -- (continued)

           Subaccount                         Purchases     Sales
           ----------                        ----------- -----------
           Emerging Small Company Trust..... $ 1,991,802 $ 9,511,050
           Equity-Income Trust..............   7,366,256   4,405,647
           Equity Index Trust...............   5,298,751   9,311,664
           Financial Services Trust.........     794,448     198,661
           Fundamental Value Trust..........   6,569,359   5,023,727
           Global Allocation Trust..........     564,848      94,302
           Global Trust.....................   1,573,233   1,811,671
           Global Bond Trust................   2,226,636   1,087,840
           Global Equity Select Trust.......      50,880      11,542
           Growth & Income Trust............   3,110,046   6,540,043
           Health Sciences Trust............   2,535,224   1,330,668
           High Grade Bond Trust............     418,396     158,831
           High Yield Trust.................  16,931,741  16,588,741
           Income & Value Trust.............  27,092,758   5,221,193
           International Equity Index Fund..   4,225,177     620,875
           International Equity Select Trust     241,662      79,483
           International Index Trust........     875,379   3,210,057
           International Small Cap Trust....   4,785,649   4,946,388
           International Stock Trust........   3,526,987   5,586,760
           International Value Trust........   8,659,895   4,583,120
           Investment Quality Bond Trust....   3,346,339   3,563,734
           Large Cap Growth Trust...........   5,884,388   5,569,797
           Large Cap Value Trust............   6,359,526   3,989,823
           Lifestyle Aggressive 1000 Trust..   4,454,046   1,200,818
           Lifestyle Balanced 640 Trust.....  12,390,010   3,577,427
           Lifestyle Conservative 280 Trust.   1,361,149   1,150,292
           Lifestyle Growth 820 Trust.......  16,480,755   4,702,396
           Lifestyle Moderate 460 Trust.....   3,425,205   1,047,422
           Mid Cap Core Trust...............   1,359,372     860,539
           Mid Cap Index Trust..............   2,279,107   1,256,186
           Mid Cap Stock Trust..............   2,838,537     950,963
           Mid Cap Value Trust..............   9,898,244   5,908,043
           Money Market Trust...............  45,060,430  59,919,767
           Natural Resources Trust..........   3,938,113   2,122,499
           Overseas Trust...................   8,515,696   7,217,508
           Pacific Rim Trust................   4,848,489   4,367,722
           Quantitative All Cap Trust.......     307,439     179,904
           Quantitative Equity Trust........     713,312  38,282,446
           Quantitative Mid Cap Trust.......     566,243     223,393
           Quantitative Value Trust.........      27,031      12,948

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

4. Purchases and Sales -- (continued)

         Subaccount                           Purchases      Sales
         ----------                          ------------ ------------
         Real Estate Securities Trust....... $  4,843,060 $  4,537,442
         Real Return Bond Trust.............    1,831,875    1,541,061
         Science & Technology Trust.........    3,175,518    3,728,560
         Select Growth Trust................      356,014      310,175
         Small Cap Index Trust..............    3,548,031    1,335,811
         Small Cap Opportunities Trust......    8,294,663    5,111,472
         Small Company Trust................    2,239,331    2,179,766
         Small Company Blend Trust..........    1,253,447      699,781
         Small Company Value Trust..........    4,601,559    2,792,367
         Small-Mid Cap Trust................      213,624      154,912
         Small-Mid Cap Growth Trust.........       74,690       72,475
         Special Value Trust................      424,775       58,548
         Strategic Bond Trust...............    2,143,944    1,414,832
         Strategic Growth Trust.............      890,385      529,981
         Strategic Income Trust.............       57,946        7,979
         Strategic Opportunities Trust......    1,566,368    4,065,934
         Strategic Value Trust..............    2,536,305    2,185,115
         Total Return Trust.................    3,760,134    3,365,921
         Total Stock Market Index Trust.....    2,038,397      841,409
         U.S. Global Leaders Growth Trust...      151,393       33,736
         U.S. Government Securities Trust...    2,528,699    6,622,790
         U.S. Large Cap Trust...............   41,839,896    8,574,286
         Utilities Trust....................    2,413,863      547,491
         Value Trust........................    2,142,207    3,414,141
                                             ------------ ------------
                                             $376,609,116 $329,127,595
                                             ============ ============

5. Financial Highlights

                                                 Sub-Account
                                ----------------------------------------------
                                               500 Index Trust
                                ----------------------------------------------
                                Year Ended  Year Ended Year Ended  Year Ended
                                Dec. 31/04  Dec. 31/03 Dec. 31/02  Dec. 31/01
                                ----------- ---------- ----------- -----------
 Units, beginning of year......   2,723,784  1,830,318   1,363,591     473,346
 Units issued..................   1,039,943  1,354,207     939,940   1,050,477
 Units redeemed................   (204,756)  (460,741)   (473,213)   (160,232)
                                ----------- ---------- ----------- -----------
 Units, end of year............   3,558,971  2,723,784   1,830,318   1,363,591
                                =========== ========== =========== ===========
 Unit value, end of year.......      $10.83      $9.82       $7.67       $9.91

 Assets, end of year........... $38,544,765 26,754,612 $14,045,123 $13,506,774

 Investment income ratio/(1)/..       0.88%      0.82%       0.00%       1.26%
 Total return/(2)/.............      10.26%     28.00%    (22.53%)    (12.37%)

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                  Sub-Account
                                  -------------------------------------------
                                            Aggressive Growth Trust
                                  -------------------------------------------
                                  Year Ended Year Ended Year Ended Year Ended
                                  Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                  ---------- ---------- ---------- ----------
   Units, beginning of year......    536,997    476,997    457,854    356,548
   Units issued..................     62,500    125,129     91,010    159,435
   Units redeemed................   (86,852)   (65,129)   (71,867)   (58,129)
                                  ---------- ---------- ---------- ----------
   Units, end of year............    512,645    536,997    476,997    457,854
                                  ========== ========== ========== ==========
   Unit value, end of year.......     $16.87     $15.44     $11.53     $15.37

   Assets, end of year........... $8,649,384 $8,292,221 $5,502,103 $7,037,748

   Investment income ratio/(1)/..      0.00%      0.00%      0.00%      0.00%
   Total return/(2)/.............      9.26%     33.87%   (24.96%)   (25.98%)

                                                 Sub-Account
                                                 ------------
                                                  All Asset
                                                  Portfolio
                                                 ------------
                                                 Period Ended
                                                 Dec. 31/04##
                                                 ------------
                  Units, beginning of year......        --
                  Units issued..................     6,847
                  Units redeemed................     (105)
                                                   -------
                  Units, end of year............     6,742
                                                   =======
                  Unit value, end of year.......    $14.00

                  Assets, end of year...........   $94,388

                  Investment income ratio/(1)/..     6.59%
                  Total return/(2)/.............    12.00%

## Reflects the period from commencement of operations on May 3, 2004 through December 31, 2004.

                                                  Sub-Account
                                -----------------------------------------------
                                              All Cap Core Trust
                                -----------------------------------------------
                                Year Ended  Year Ended  Year Ended  Year Ended
                                Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01
                                ----------- ----------- ----------- -----------
 Units, beginning of year......   1,000,982     975,021   1,000,241     890,331
 Units issued..................      98,257     176,770     254,656     303,742
 Units redeemed................   (116,128)   (150,809)   (279,876)   (193,832)
                                ----------- ----------- ----------- -----------
 Units, end of year............     983,111   1,000,982     975,021   1,000,241
                                =========== =========== =========== ===========
 Unit value, end of year.......      $16.66      $14.32      $10.88      $14.56

 Assets, end of year........... $16,373,327 $14,330,968 $10,611,901 $14,561,330

 Investment income ratio/(1)/..       0.43%       0.00%       0.00%       0.00%
 Total return/(2)/.............      16.33%      31.55%    (25.23%)    (21.37%)

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                  Sub-Account
                                -----------------------------------------------
                                             All Cap Growth Trust
                                -----------------------------------------------
                                Year Ended  Year Ended  Year Ended  Year Ended
                                Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01
                                ----------- ----------- ----------- -----------
 Units, beginning of year......     892,043     829,943     890,563     749,807
 Units issued..................      63,325     202,308     207,809     296,702
 Units redeemed................   (141,751)   (140,208)   (268,429)   (155,946)
                                ----------- ----------- ----------- -----------
 Units, end of year............     813,617     892,043     829,943     890,563
                                =========== =========== =========== ===========
 Unit value, end of year.......      $20.05      $18.82      $14.57      $19.27

 Assets, end of year........... $16,314,369 $16,791,502 $12,088,231 $17,159,871

 Investment income ratio/(1)/..       0.00%       0.00%       0.00%       0.00%
 Total return/(2)/.............       6.52%      29.23%    (24.41%)    (23.77%)

                                                  Sub-Account
                                 ---------------------------------------------
                                              All Cap Value Trust
                                 ---------------------------------------------
                                 Year Ended Year Ended Year Ended Period Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01*
                                 ---------- ---------- ---------- ------------
  Units, beginning of year......    285,504     82,277    33,810          --
  Units issued..................    336,402    300,362   130,547      38,277
  Units redeemed................  (273,738)   (97,135)  (82,080)     (4,467)
                                 ---------- ----------  --------    --------
  Units, end of year............    348,168    285,504    82,277      33,810
                                 ========== ==========  ========    ========
  Unit value, end of year.......     $14.60     $12.59     $9.10      $12.61

  Assets, end of year........... $5,084,421 $3,595,544  $748,895    $426,415

  Investment income ratio/(1)/..      0.40%      0.05%     0.00%       0.04%
  Total return/(2)/.............     15.96%     38.36%  (27.83%)       0.90%

* Reflects the period from commencement of operations on May 1, 2001 through December 31, 2001.

                                                  Sub-Account
                                            -----------------------
                                              American Blue Chip
                                             Income & Growth Trust
                                            -----------------------
                                            Year Ended Period Ended
                                            Dec. 31/04 Dec. 31/03+
                                            ---------- ------------
             Units, beginning of year......     75,766          --
             Units issued..................    110,409      76,675
             Units redeemed................    (6,896)       (909)
                                            ----------  ----------
             Units, end of year............    179,279      75,766
                                            ==========  ==========
             Unit value, end of year.......     $15.53      $14.21

             Assets, end of year........... $2,784,837  $1,076,622

             Investment income ratio/(1)/..      0.00%       0.00%
             Total return/(2)/.............      9.32%      13.68%

+ Reflects the period from commencement of operations on July 9, 2003 through December 31, 2003.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)

                                                  Sub-Account
                                            -----------------------
                                             American Growth Trust
                                            -----------------------
                                            Year Ended Period Ended
                                            Dec. 31/04 Dec. 31/03+
                                            ---------- ------------
             Units, beginning of year......    137,745          --
             Units issued..................    427,410     141,286
             Units redeemed................   (19,539)     (3,541)
                                            ----------  ----------
             Units, end of year............    545,616     137,745
                                            ==========  ==========
             Unit value, end of year.......     $15.57      $13.89

             Assets, end of year........... $8,493,287  $1,912,823

             Investment income ratio/(1)/..      0.00%       0.00%
             Total return/(2)/.............     12.10%      11.09%

+ Reflects the period from commencement of operations on July 9, 2003 through December 31, 2003.

                                                  Sub-Account
                                            -----------------------
                                                   American
                                              Growth-Income Trust
                                            -----------------------
                                            Year Ended Period Ended
                                            Dec. 31/04 Dec. 31/03+
                                            ---------- ------------
             Units, beginning of year......     82,521          --
             Units issued..................    380,820      82,865
             Units redeemed................   (14,222)       (344)
                                            ----------  ----------
             Units, end of year............    449,119      82,521
                                            ==========  ==========
             Unit value, end of year.......     $15.56      $14.15

             Assets, end of year........... $6,986,508  $1,167,422

             Investment income ratio/(1)/..      0.27%       0.00%
             Total return/(2)/.............      9.96%      13.18%

+ Reflects the period from commencement of operations on July 9, 2003 through December 31, 2003.

                                                  Sub-Account
                                            -----------------------
                                                   American
                                              International Trust
                                            -----------------------
                                            Year Ended Period Ended
                                            Dec. 31/04 Dec. 31/03+
                                            ---------- ------------
             Units, beginning of year......    162,566          --
             Units issued..................    508,234   1,310,329
             Units redeemed................  (205,832) (1,147,763)
                                            ---------- -----------
             Units, end of year............    464,968     162,566
                                            ========== ===========
             Unit value, end of year.......     $18.05      $15.19

             Assets, end of year........... $8,393,946  $2,468,646

             Investment income ratio/(1)/..      0.48%       0.00%
             Total return/(2)/.............     18.88%      21.48%

+ Reflects the period from commencement of operations on July 9, 2003 through December 31, 2003.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                 Sub-Account
                               ------------------------------------------------
                                                Balanced Trust
                               ------------------------------------------------
                               Year Ended   Year Ended  Year Ended  Year Ended
                               Dec. 31/04x  Dec. 31/03  Dec. 31/02  Dec. 31/01
                               ------------ ----------- ----------- -----------
Units, beginning of year......    1,074,201   1,121,543   1,289,838   1,330,346
Units issued..................       26,862      67,979      78,206     120,133
Units redeemed................  (1,101,063)   (115,321)   (246,501)   (160,641)
                               ------------ ----------- ----------- -----------
Units, end of year............           --   1,074,201   1,121,543   1,289,838
                               ============ =========== =========== ===========
Unit value, end of year.......       $23.41      $23.51      $20.57      $24.01

Assets, end of year........... $         -- $25,250,219 $23,064,651 $30,975,672

Investment income ratio/(1)/..        2.46%       2.45%       2.52%       2.21%
Total return/(2)/.............      (0.42%)      14.30%    (14.36%)    (10.20%)

x Terminated as an investment option and funds transferred to Income & Value Trust on May 3, 2004.

                                                  Sub-Account
                                -----------------------------------------------
                                            Blue Chip Growth Trust
                                -----------------------------------------------
                                Year Ended  Year Ended  Year Ended  Year Ended
                                Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01
                                ----------- ----------- ----------- -----------
 Units, beginning of year......   1,870,417   1,921,586   1,766,660   1,462,754
 Units issued..................     179,087     255,924     435,842     464,723
 Units redeemed................   (234,494)   (307,093)   (280,916)   (160,817)
                                ----------- ----------- ----------- -----------
 Units, end of year............   1,815,010   1,870,417   1,921,586   1,766,660
                                =========== =========== =========== ===========
 Unit value, end of year.......      $21.81      $20.01      $15.49      $20.45

 Assets, end of year........... $39,592,296 $37,420,129 $29,762,395 $36,125,334

 Investment income ratio/(1)/..       0.11%       0.04%       0.00%       0.00%
 Total return/(2)/.............       9.03%      29.17%    (24.26%)    (14.61%)

                                                  Sub-Account
                                 ---------------------------------------------
                                          Capital Appreciation Trust
                                 ---------------------------------------------
                                 Year Ended Year Ended Year Ended Period Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01*
                                 ---------- ---------- ---------- ------------
  Units, beginning of year......    137,603     74,887    27,016          --
  Units issued..................    104,968     93,279    71,060      28,389
  Units redeemed................   (26,664)   (30,563)  (23,189)     (1,373)
                                 ---------- ---------- ---------   ---------
  Units, end of year............    215,907    137,603    74,887      27,016
                                 ========== ========== =========   =========
  Unit value, end of year.......     $10.90      $9.97     $7.70      $11.10

  Assets, end of year........... $2,353,509 $1,371,982 $ 576,722   $ 299,845

  Investment income ratio/(1)/..      0.00%      0.00%     0.00%       0.00%
  Total return/(2)/.............      9.33%     29.47%  (30.61%)    (11.21%)

* Reflects the period from commencement of operations on May 1, 2001 through December 31, 2001.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                 Sub-Account
                                                 ------------
                                                   Classic
                                                 Value Trust
                                                 ------------
                                                 Period Ended
                                                 Dec. 31/04##
                                                 ------------
                  Units, beginning of year......         --
                  Units issued..................     18,133
                  Units redeemed................    (3,298)
                                                   --------
                  Units, end of year............     14,835
                                                   ========
                  Unit value, end of year.......     $13.91

                  Assets, end of year...........   $206,397

                  Investment income ratio/(1)/..      0.68%
                  Total return/(2)/.............     11.31%

## Reflects the period from commencement of operations on May 3, 2004 through December 31, 2004.

                                                 Sub-Account
                                                 ------------
                                                 Core Equity
                                                    Trust
                                                 ------------
                                                 Period Ended
                                                 Dec. 31/04##
                                                 ------------
                  Units, beginning of year......        --
                  Units issued..................     4,889
                  Units redeemed................       (61)
                                                   -------
                  Units, end of year............     4,828
                                                   =======
                  Unit value, end of year.......    $14.23

                  Assets, end of year...........   $68,707

                  Investment income ratio/(1)/..     0.00%
                  Total return/(2)/.............    13.84%

## Reflects the period from commencement of operations on May 3, 2004 through December 31, 2004.

                                                  Sub-Account
                                 ---------------------------------------------
                                               Core Value Trust
                                 ---------------------------------------------
                                 Year Ended Year Ended Year Ended Period Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01**
                                 ---------- ---------- ---------- ------------
  Units, beginning of year......    50,641     24,424      4,163         --
  Units issued..................    29,374     43,149     21,882      4,212
  Units redeemed................  (22,148)   (16,932)    (1,621)       (49)
                                  --------   --------   --------    -------
  Units, end of year............    57,867     50,641     24,424      4,163
                                  ========   ========   ========    =======
  Unit value, end of year.......    $12.05     $11.67      $9.42     $11.90
  Assets, end of year...........  $697,529   $591,100   $230,102    $49,540
                                  ========   ========   ========    =======
  Investment income ratio/(1)/..     0.39%      0.44%      0.81%      0.65%
                                  ========   ========   ========    =======
  Total return/(2)/.............     3.27%     23.90%   (20.82%)    (4.81%)

** Reflects the period from commencement of operations on July 16, 2001 through December 31, 2001.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)

                                                 Sub-Account
                                ----------------------------------------------
                                            Diversified Bond Trust
                                ----------------------------------------------
                                Year Ended  Year Ended  Year Ended  Year Ended
                                Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01
                                ----------- ----------- ----------- ----------
 Units, beginning of year......     891,237     794,501     429,951    226,375
 Units issued..................     115,015     202,636     480,462    228,999
 Units redeemed................    (89,102)   (105,900)   (115,912)   (25,423)
                                ----------- ----------- ----------- ----------
 Units, end of year............     917,150     891,237     794,501    429,951
                                =========== =========== =========== ==========
 Unit value, end of year.......      $18.05      $17.38      $16.62     $15.44

 Assets, end of year........... $16,555,166 $15,490,655 $13,201,469 $6,638,730

 Investment income ratio/(1)/..       4.20%       4.62%       4.60%      4.79%
 Total return/(2)/.............       3.85%       4.60%       7.61%      7.09%

                                                  Sub-Account
                                  -------------------------------------------
                                             Dynamic Growth Trust
                                  -------------------------------------------
                                  Year Ended Year Ended Year Ended Year Ended
                                  Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                  ---------- ---------- ---------- ----------
   Units, beginning of year......  1,137,436    465,959    414,500    185,672
   Units issued..................    138,220  1,016,653    158,309    282,492
   Units redeemed................  (127,303)  (345,176)  (106,850)   (53,664)
                                  ---------- ---------- ---------- ----------
   Units, end of year............  1,148,353  1,137,436    465,959    414,500
                                  ========== ========== ========== ==========
   Unit value, end of year.......      $4.85      $4.41      $3.42      $4.77

   Assets, end of year........... $5,568,057 $5,013,740 $1,591,827 $1,976,588

   Investment income ratio/(1)/..      0.00%      0.00%      0.00%      0.16%
   Total return/(2)/.............     10.01%     29.04%   (28.36%)   (40.24%)

                                                  Sub-Account
                                            -----------------------
                                             Emerging Growth Trust
                                            -----------------------
                                            Year Ended Period Ended
                                            Dec. 31/04 Dec. 31/03^
                                            ---------- ------------
             Units, beginning of year......    14,999          --
             Units issued..................    26,543      17,815
             Units redeemed................   (6,411)     (2,816)
                                             --------    --------
             Units, end of year............    35,131      14,999
                                             ========    ========
             Unit value, end of year.......    $17.48      $16.35

             Assets, end of year...........  $614,154    $245,303

             Investment income ratio/(1)/..     0.00%       0.00%
             Total return/(2)/.............     6.90%      30.84%

^ Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                  Sub-Account
                                -----------------------------------------------
                                         Emerging Small Company Trust
                                -----------------------------------------------
                                Year Ended  Year Ended  Year Ended  Year Ended
                                Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01
                                ----------- ----------- ----------- -----------
 Units, beginning of year......   1,067,807   1,164,612   1,260,898   1,307,969
 Units issued..................      35,210      75,601      79,736      87,218
 Units redeemed................   (168,954)   (172,406)   (176,022)   (134,289)
                                ----------- ----------- ----------- -----------
 Units, end of year............     934,063   1,067,807   1,164,612   1,260,898
                                =========== =========== =========== ===========
 Unit value, end of year.......      $61.46      $55.11      $39.44      $55.71

 Assets, end of year........... $57,409,523 $58,849,795 $45,935,275 $70,245,302

 Investment income ratio/(1)/..       0.00%       0.00%       0.00%       0.00%
 Total return/(2)/.............      11.52%      39.73%    (29.20%)    (22.24%)

                                                  Sub-Account
                                -----------------------------------------------
                                              Equity-Income Trust
                                -----------------------------------------------
                                Year Ended  Year Ended  Year Ended  Year Ended
                                Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01
                                ----------- ----------- ----------- -----------
 Units, beginning of year......   2,332,214   2,036,266   1,655,611   1,380,099
 Units issued..................     284,993     492,879     569,731     422,684
 Units redeemed................   (204,465)   (196,931)   (189,076)   (147,172)
                                ----------- ----------- ----------- -----------
 Units, end of year............   2,412,742   2,332,214   2,036,266   1,655,611
                                =========== =========== =========== ===========
 Unit value, end of year.......      $23.81      $20.74      $16.52      $19.04

 Assets, end of year........... $57,447,214 $48,366,495 $33,629,032 $31,529,986

 Investment income ratio/(1)/..       1.24%       1.40%       1.28%       1.68%
 Total return/(2)/.............      14.81%      25.57%    (13.28%)       1.29%

                                                  Sub-Account
                                -----------------------------------------------
                                              Equity Index Trust
                                -----------------------------------------------
                                Year Ended  Year Ended  Year Ended  Year Ended
                                Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01
                                ----------- ----------- ----------- -----------
 Units, beginning of year......   2,963,184   3,376,208   3,430,166   3,447,963
 Units issued..................     238,694     277,789     339,080     347,501
 Units redeemed................   (486,722)   (690,813)   (393,038)   (365,298)
                                ----------- ----------- ----------- -----------
 Units, end of year............   2,715,156   2,963,184   3,376,208   3,430,166
                                =========== =========== =========== ===========
 Unit value, end of year.......      $20.84      $18.86      $14.70      $18.92

 Assets, end of year........... $56,576,862 $55,890,853 $49,640,226 $64,913,790

 Investment income ratio/(1)/..       1.26%       1.43%       1.13%       1.04%
 Total return/(2)/.............      10.47%      28.28%    (22.30%)    (12.26%)

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                  Sub-Account
                                 ---------------------------------------------
                                           Financial Services Trust
                                 ---------------------------------------------
                                 Year Ended Year Ended Year Ended Period Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01*
                                 ---------- ---------- ---------- ------------
  Units, beginning of year......    118,024     60,661    27,008          --
  Units issued..................     60,023     75,287    51,032      32,470
  Units redeemed................   (14,919)   (17,924)  (17,379)     (5,462)
                                 ---------- ----------  --------    --------
  Units, end of year............    163,128    118,024    60,661      27,008
                                 ========== ==========  ========    ========
  Unit value, end of year.......     $14.09     $12.76     $9.55      $11.63

  Assets, end of year........... $2,297,778 $1,506,136  $579,506    $314,189

  Investment income ratio/(1)/..      0.34%      0.17%     0.00%       0.07%
  Total return/(2)/.............     10.38%     33.58%  (17.88%)     (6.93%)

* Reflects the period from commencement of operations on May 1, 2001 through December 31, 2001.

                                                  Sub-Account
                                 ---------------------------------------------
                                            Fundamental Value Trust
                                 ---------------------------------------------
                                 Year Ended Year Ended Year Ended Period Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01*
                                 ---------- ---------- ---------- ------------
  Units, beginning of year......    590,460    423,266    174,799          --
  Units issued..................    491,439    201,632    287,654     176,723
  Units redeemed................  (386,516)   (34,438)   (39,187)     (1,924)
                                 ---------- ---------- ----------  ----------
  Units, end of year............    695,383    590,460    423,266     174,799
                                 ========== ========== ==========  ==========
  Unit value, end of year.......     $14.27     $12.76      $9.83      $11.73

  Assets, end of year........... $9,921,146 $7,535,099 $4,160,248  $2,050,391

  Investment income ratio/(1)/..      0.54%      0.24%      0.08%       0.00%
  Total return/(2)/.............     11.80%     29.83%   (16.20%)     (6.16%)

* Reflects the period from commencement of operations on May 1, 2001 through December 31, 2001.

                                                 Sub-Account
                                ----------------------------------------------
                                                 Global Trust
                                ----------------------------------------------
                                Year Ended  Year Ended  Year Ended Year Ended
                                Dec. 31/04  Dec. 31/03  Dec. 31/02 Dec. 31/01
                                ----------- ----------- ---------- -----------
 Units, beginning of year......     666,250     683,601    670,651     587,025
 Units issued..................      81,135     868,398  1,000,266     641,444
 Units redeemed................   (104,350)   (885,749)  (987,316)   (557,818)
                                ----------- ----------- ---------- -----------
 Units, end of year............     643,035     666,250    683,601     670,651
                                =========== =========== ========== ===========
 Unit value, end of year.......      $18.90      $16.47     $12.93      $15.98

 Assets, end of year........... $12,156,585 $10,976,035 $8,835,687 $10,715,183

 Investment income ratio/(1)/..       1.69%       0.90%      1.33%       2.36%
 Total return/(2)/.............      14.75%      27.46%   (19.11%)    (16.09%)

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                  Sub-Account
                                  -------------------------------------------
                                            Global Allocation Trust
                                  -------------------------------------------
                                  Year Ended Year Ended Year Ended Year Ended
                                  Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                  ---------- ---------- ---------- ----------
   Units, beginning of year......     89,002    64,406     43,247     26,212
   Units issued..................     53,031    30,291     38,477     20,264
   Units redeemed................    (9,081)   (5,695)   (17,318)    (3,229)
                                  ----------  --------   --------   --------
   Units, end of year............    132,952    89,002     64,406     43,247
                                  ==========  ========   ========   ========
   Unit value, end of year.......     $11.47    $10.18      $8.05     $10.48

   Assets, end of year........... $1,525,012  $905,583   $518,345   $453,266

   Investment income ratio/(1)/..      0.93%     0.40%      0.00%      0.11%
   Total return/(2)/.............     12.73%    26.43%   (23.21%)   (13.39%)

                                                  Sub-Account
                                  -------------------------------------------
                                               Global Bond Trust
                                  -------------------------------------------
                                  Year Ended Year Ended Year Ended Year Ended
                                  Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                  ---------- ---------- ---------- ----------
   Units, beginning of year......    236,589    157,748     93,604     54,365
   Units issued..................    107,553    133,285    162,720     46,392
   Units redeemed................   (57,336)   (54,444)   (98,576)    (7,153)
                                  ---------- ---------- ---------- ----------
   Units, end of year............    286,806    236,589    157,748     93,604
                                  ========== ========== ========== ==========
   Unit value, end of year.......     $20.73     $18.80     $16.29     $13.57

   Assets, end of year........... $5,945,240 $4,448,611 $2,570,429 $1,269,754

   Investment income ratio/(1)/..      3.61%      3.32%      0.00%      0.00%
   Total return/(2)/.............     10.24%     15.39%     20.12%      0.53%

                                                  Sub-Account
                                 ---------------------------------------------
                                          Global Equity Select Trust
                                 ---------------------------------------------
                                 Year Ended Year Ended Year Ended Period Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01**
                                 ---------- ---------- ---------- ------------
  Units, beginning of year......     4,233     2,693       1,073         --
  Units issued..................     3,823     3,484       1,863      1,102
  Units redeemed................     (863)   (1,944)       (243)       (29)
                                  --------   -------    --------    -------
  Units, end of year............     7,193     4,233       2,693      1,073
                                  ========   =======    ========    =======
  Unit value, end of year.......    $14.36    $12.84      $10.54     $12.20

  Assets, end of year...........  $103,290   $54,337     $28,388    $13,095

  Investment income ratio/(1)/..     1.50%     1.76%       1.43%      0.00%
  Total return/(2)/.............    11.86%    21.79%    (13.61%)    (2.40%)

** Reflects the period from commencement of operations on July 16, 2001 through December 31, 2001.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)

                                                  Sub-Account
                                -----------------------------------------------
                                             Growth & Income Trust
                                -----------------------------------------------
                                Year Ended  Year Ended  Year Ended  Year Ended
                                Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01
                                ----------- ----------- ----------- -----------
 Units, beginning of year......   2,677,391   2,701,501   2,674,526   2,408,919
 Units issued..................     144,437     212,552     284,167     398,386
 Units redeemed................   (351,898)   (236,662)   (257,192)   (132,779)
                                ----------- ----------- ----------- -----------
 Units, end of year............   2,469,930   2,677,391   2,701,501   2,674,526
                                =========== =========== =========== ===========
 Unit value, end of year.......      $19.77      $18.52      $14.63      $19.33

 Assets, end of year........... $48,840,004 $49,584,271 $39,523,291 $51,711,198

 Investment income ratio/(1)/..       0.86%       0.97%       0.60%       0.40%
 Total return/(2)/.............       6.78%      26.59%    (24.33%)    (11.28%)

                                                  Sub-Account
                                 ---------------------------------------------
                                             Health Sciences Trust
                                 ---------------------------------------------
                                 Year Ended Year Ended Year Ended Period Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01*
                                 ---------- ---------- ---------- ------------
  Units, beginning of year......    208,392    122,493     75,141          --
  Units issued..................    173,743    243,917     77,772      76,670
  Units redeemed................   (92,493)  (158,018)   (30,420)     (1,529)
                                 ---------- ---------- ----------  ----------
  Units, end of year............    289,642    208,392    122,493      75,141
                                 ========== ========== ==========  ==========
  Unit value, end of year.......     $15.48     $13.42      $9.85      $13.54

  Assets, end of year........... $4,482,118 $2,796,636 $1,206,815  $1,017,414

  Investment income ratio/(1)/..      0.00%      0.00%      0.00%       0.00%
  Total return/(2)/.............     15.31%     36.22%   (27.24%)       8.32%

* Reflects the period from commencement of operations on May 1, 2001 through December 31, 2001.

                                                  Sub-Account
                                 ---------------------------------------------
                                             High Grade Bond Trust
                                 ---------------------------------------------
                                 Year Ended Year Ended Year Ended Period Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01**
                                 ---------- ---------- ---------- ------------
  Units, beginning of year......    32,267     26,779     12,296          --
  Units issued..................    27,800     48,072     17,728      12,537
  Units redeemed................  (10,818)   (42,584)    (3,245)       (241)
                                  --------   --------   --------    --------
  Units, end of year............    49,249     32,267     26,779      12,296
                                  ========   ========   ========    ========
  Unit value, end of year.......    $14.89     $14.49     $14.32      $12.90

  Assets, end of year...........  $733,571   $467,645   $383,495    $158,625

  Investment income ratio/(1)/..     2.39%      0.00%      0.76%       6.01%
  Total return/(2)/.............     2.77%      1.20%     11.01%       3.21%

** Reflects the period from commencement of operations on July 16, 2001 through December 31, 2001.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                  Sub-Account
                                 ---------------------------------------------
                                               High Yield Trust
                                 ---------------------------------------------
                                 Year Ended  Year Ended  Year Ended Year Ended
                                 Dec. 31/04  Dec. 31/03  Dec. 31/02 Dec. 31/01
                                 ----------- ----------- ---------- ----------
  Units, beginning of year......     896,166     666,553    466,497    329,776
  Units issued..................   1,033,024     998,417    620,895    405,891
  Units redeemed................ (1,041,539)   (768,804)  (420,839)  (269,170)
                                 ----------- ----------- ---------- ----------
  Units, end of year............     887,651     896,166    666,553    466,497
                                 =========== =========== ========== ==========
  Unit value, end of year.......      $17.03      $15.33     $12.32     $13.23

  Assets, end of year........... $15,113,826 $13,739,135 $8,211,601 $6,171,637

  Investment income ratio/(1)/..       4.85%       5.63%      7.73%      9.39%
  Total return/(2)/.............      11.06%      24.44%    (6.87%)    (5.47%)

                                                 Sub-Account
                                ----------------------------------------------
                                             Income & Value Trust
                                ----------------------------------------------
                                Year Ended  Year Ended  Year Ended  Year Ended
                                Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01
                                ----------- ----------- ----------- ----------
 Units, beginning of year......     759,656     864,729     503,442    367,507
 Units issued..................   1,540,620     182,791     429,855    168,811
 Units redeemed................   (292,913)   (287,864)    (68,568)   (32,876)
                                ----------- ----------- ----------- ----------
 Units, end of year............   2,007,363     759,656     864,729    503,442
                                =========== =========== =========== ==========
 Unit value, end of year.......      $18.82      $17.48      $13.82     $16.44

 Assets, end of year........... $37,770,719 $13,279,144 $11,950,809 $8,275,552

 Investment income ratio/(1)/..       0.62%       2.02%       2.14%      2.51%
 Total return/(2)/.............       7.64%      26.49%    (15.93%)      0.98%

                                                 Sub-Account
                                             --------------------
                                             International Equity
                                                  Index Fund
                                             --------------------
                                                 Period Ended
                                                 Dec. 31/04##
                                             --------------------
              Units, beginning of year......              --
              Units issued..................         329,326
              Units redeemed................        (48,788)
                                                  ----------
              Units, end of year............         280,538
                                                  ==========
              Unit value, end of year.......          $14.81

              Assets, end of year...........      $4,153,578

              Investment income ratio/(1)/..           0.48%
              Total return/(2)/.............          18.44%

## Reflects the period from commencement of operations on May 3, 2004 through December 31, 2004.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                  Sub-Account
                                 ---------------------------------------------
                                       International Equity Select Trust
                                 ---------------------------------------------
                                 Year Ended Year Ended Year Ended Period Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01**
                                 ---------- ---------- ---------- ------------
  Units, beginning of year......    19,413      6,389        969         --
  Units issued..................    16,541     16,508      6,317        975
  Units redeemed................   (5,481)    (3,484)      (897)        (6)
                                  --------   --------   --------    -------
  Units, end of year............    30,473     19,413      6,389        969
                                  ========   ========   ========    =======
  Unit value, end of year.......    $16.16     $13.59     $10.62     $12.02

  Assets, end of year...........  $492,570   $263,829    $67,850    $11,647

  Investment income ratio/(1)/..     0.55%      0.00%      0.00%      0.00%
  Total return/(2)/.............    18.94%     27.97%   (11.65%)    (3.84%)

** Reflects the period from commencement of operations on July 16, 2001 through December 31, 2001.

                                                  Sub-Account
                                 ---------------------------------------------
                                           International Index Trust
                                 ---------------------------------------------
                                 Year Ended  Year Ended  Year Ended Year Ended
                                 Dec. 31/04  Dec. 31/03  Dec. 31/02 Dec. 31/01
                                 ---------- ------------ ---------- ----------
  Units, beginning of year......    238,751      139,896     88,736    14,103
  Units issued..................     85,719    2,954,495    113,233    85,154
  Units redeemed................  (324,470)  (2,855,640)   (62,073)  (10,521)
                                 ---------- ------------ ---------- ---------
  Units, end of year............         --      238,751    139,896    88,736
                                 ========== ============ ========== =========
  Unit value, end of year.......      $9.91        $9.58      $7.24     $8.74

  Assets, end of year........... $       -- $  2,286,196 $1,013,441 $ 775,973

  Investment income ratio/(1)/..      1.17%        1.97%      1.50%     1.90%
  Total return/(2)/.............      3.46%       32.18%   (17.15%)  (22.41%)

                                                 Sub-Account
                                ----------------------------------------------
                                        International Small Cap Trust
                                ----------------------------------------------
                                Year Ended Year Ended  Year Ended  Year Ended
                                Dec. 31/04 Dec. 31/03  Dec. 31/02  Dec. 31/01
                                ---------- ----------- ----------- -----------
 Units, beginning of year......    495,768     371,074     349,581     357,528
 Units issued..................    272,973   5,550,626   4,010,462   1,269,990
 Units redeemed................  (285,696) (5,425,932) (3,988,969) (1,277,937)
                                ---------- ----------- ----------- -----------
 Units, end of year............    483,045     495,768     371,074     349,581
                                ========== =========== =========== ===========
 Unit value, end of year.......     $19.94      $16.47      $10.63      $12.77

 Assets, end of year........... $9,633,024  $8,166,604  $3,945,106  $4,463,179

 Investment income ratio/(1)/..      0.12%       0.00%       0.00%       0.00%
 Total return/(2)/.............     21.06%      54.95%    (16.73%)    (31.10%)

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                  Sub-Account
                                -----------------------------------------------
                                           International Stock Trust
                                -----------------------------------------------
                                Year Ended  Year Ended  Year Ended  Year Ended
                                Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01
                                ----------- ----------- ----------- -----------
 Units, beginning of year......   1,779,013   1,828,065   1,880,342   1,763,929
 Units issued..................     270,167   5,436,968   5,107,852   1,578,742
 Units redeemed................   (451,456) (5,486,020) (5,160,129) (1,462,329)
                                ----------- ----------- ----------- -----------
 Units, end of year............   1,597,724   1,779,013   1,828,065   1,880,342
                                =========== =========== =========== ===========
 Unit value, end of year.......      $13.99      $12.10       $9.29      $11.86

 Assets, end of year........... $22,347,931 $21,527,031 $16,979,927 $22,300,841

 Investment income ratio/(1)/..       0.84%       0.48%       0.44%       0.20%
 Total return/(2)/.............      15.59%      30.26%    (21.69%)    (21.53%)

                                                 Sub-Account
                                ----------------------------------------------
                                          International Value Trust
                                ----------------------------------------------
                                Year Ended  Year Ended  Year Ended  Year Ended
                                Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01
                                ----------- ----------- ----------- ----------
 Units, beginning of year......     800,132     510,644     299,711    132,848
 Units issued..................     621,132   5,952,337   4,187,587    666,371
 Units redeemed................   (339,988) (5,662,849) (3,976,654)  (499,508)
                                ----------- ----------- ----------- ----------
 Units, end of year............   1,081,276     800,132     510,644    299,711
                                =========== =========== =========== ==========
 Unit value, end of year.......      $15.81      $13.01       $8.98     $10.93

 Assets, end of year........... $17,098,318 $10,409,668  $4,586,178 $3,276,153

 Investment income ratio/(1)/..       1.15%       0.72%       0.79%      0.90%
 Total return/(2)/.............      21.55%      44.87%    (17.84%)    (9.97%)

                                                  Sub-Account
                                -----------------------------------------------
                                         Investment Quality Bond Trust
                                -----------------------------------------------
                                Year Ended  Year Ended  Year Ended  Year Ended
                                Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01
                                ----------- ----------- ----------- -----------
 Units, beginning of year......   1,248,563   1,375,351   1,740,743   1,673,822
 Units issued..................      91,517     142,991     299,626     311,128
 Units redeemed................   (173,962)   (269,779)   (665,018)   (244,207)
                                ----------- ----------- ----------- -----------
 Units, end of year............   1,166,118   1,248,563   1,375,351   1,740,743
                                =========== =========== =========== ===========
 Unit value, end of year.......      $21.07      $20.10      $18.73      $17.04

 Assets, end of year........... $24,567,760 $25,097,289 $25,759,942 $29,654,435

 Investment income ratio/(1)/..       5.94%       4.96%       5.17%       5.89%
 Total return/(2)/.............       4.81%       7.32%       9.94%       7.33%

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                  Sub-Account
                                -----------------------------------------------
                                            Large Cap Growth Trust
                                -----------------------------------------------
                                Year Ended  Year Ended  Year Ended  Year Ended
                                Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01
                                ----------- ----------- ----------- -----------
 Units, beginning of year......   1,358,719   1,287,297   1,103,220     786,413
 Units issued..................     440,693     237,012     381,411     379,504
 Units redeemed................   (426,313)   (165,590)   (197,334)    (62,697)
                                ----------- ----------- ----------- -----------
 Units, end of year............   1,373,099   1,358,719   1,287,297   1,103,220
                                =========== =========== =========== ===========
 Unit value, end of year.......      $14.06      $13.24      $10.56      $13.69

 Assets, end of year........... $19,298,538 $17,985,631 $13,596,687 $15,099,204

 Investment income ratio/(1)/..       0.27%       0.25%       0.31%       0.00%
 Total return/(2)/.............       6.18%      25.33%    (22.83%)    (17.81%)

                                                  Sub-Account
                                            -----------------------
                                             Large Cap Value Trust
                                            -----------------------
                                            Year Ended Period Ended
                                            Dec. 31/04 Dec. 31/03^
                                            ---------- ------------
             Units, beginning of year......     98,687          --
             Units issued..................    371,768     108,524
             Units redeemed................  (238,482)     (9,837)
                                            ----------  ----------
             Units, end of year............    231,973      98,687
                                            ==========  ==========
             Unit value, end of year.......     $19.43      $15.96

             Assets, end of year........... $4,644,416  $1,574,632

             Investment income ratio/(1)/..      1.05%       0.00%
             Total return/(2)/.............     21.80%      27.65%

^ Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.

                                                 Sub-Account
                                 --------------------------------------------
                                       Lifestyle Aggressive 1000 Trust
                                 --------------------------------------------
                                 Year Ended  Year Ended Year Ended Year Ended
                                 Dec. 31/04  Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ----------- ---------- ---------- ----------
  Units, beginning of year......     500,142    432,720    376,673    284,768
  Units issued..................     284,558    136,427    123,652    117,198
  Units redeemed................    (76,135)   (69,005)   (67,605)   (25,293)
                                 ----------- ---------- ---------- ----------
  Units, end of year............     708,565    500,142    432,720    376,673
                                 =========== ========== ========== ==========
  Unit value, end of year.......      $17.51     $15.08     $11.18     $14.10

  Assets, end of year........... $12,404,137 $7,544,107 $4,838,074 $5,311,159

  Investment income ratio/(1)/..       0.65%      0.39%      0.75%      4.16%
  Total return/(2)/.............      16.05%     34.91%   (20.71%)   (13.67%)

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                  Sub-Account
                                -----------------------------------------------
                                         Lifestyle Balanced 640 Trust
                                -----------------------------------------------
                                Year Ended  Year Ended  Year Ended  Year Ended
                                Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01
                                ----------- ----------- ----------- -----------
 Units, beginning of year......   1,517,216   1,176,180     855,914     577,034
 Units issued..................     619,032     504,076     440,078     327,531
 Units redeemed................   (186,783)   (163,040)   (119,812)    (48,651)
                                ----------- ----------- ----------- -----------
 Units, end of year............   1,949,465   1,517,216   1,176,180     855,914
                                =========== =========== =========== ===========
 Unit value, end of year.......      $20.73      $18.27      $14.73      $16.36

 Assets, end of year........... $40,415,463 $27,714,579 $17,329,966 $14,004,976

 Investment income ratio/(1)/..       2.06%       2.31%       3.11%       5.03%
 Total return/(2)/.............      13.49%      23.98%     (9.95%)     (4.71%)

                                                  Sub-Account
                                  -------------------------------------------
                                       Lifestyle Conservative 280 Trust
                                  -------------------------------------------
                                  Year Ended Year Ended Year Ended Year Ended
                                  Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                  ---------- ---------- ---------- ----------
   Units, beginning of year......    290,414    100,707     25,748    13,131
   Units issued..................     55,248    271,208     97,842    30,172
   Units redeemed................   (56,032)   (81,501)   (22,883)  (17,555)
                                  ---------- ---------- ----------  --------
   Units, end of year............    289,630    290,414    100,707    25,748
                                  ========== ========== ==========  ========
   Unit value, end of year.......     $21.56     $19.86     $17.80    $17.50

   Assets, end of year........... $6,244,993 $5,766,764 $1,792,639  $450,589

   Investment income ratio/(1)/..      3.44%      3.49%      1.94%     2.74%
   Total return/(2)/.............      8.59%     11.55%      1.72%     3.30%

                                                  Sub-Account
                                -----------------------------------------------
                                          Lifestyle Growth 820 Trust
                                -----------------------------------------------
                                Year Ended  Year Ended  Year Ended  Year Ended
                                Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01
                                ----------- ----------- ----------- -----------
 Units, beginning of year......   2,239,933   1,909,803   1,669,794   1,393,678
 Units issued..................     903,333     572,430     477,469     470,866
 Units redeemed................   (269,413)   (242,300)   (237,460)   (194,750)
                                ----------- ----------- ----------- -----------
 Units, end of year............   2,873,853   2,239,933   1,909,803   1,669,794
                                =========== =========== =========== ===========
 Unit value, end of year.......      $19.43      $16.95      $13.08      $15.55

 Assets, end of year........... $55,819,902 $37,967,569 $24,987,853 $25,961,272

 Investment income ratio/(1)/..       1.35%       1.16%       2.12%       5.16%
 Total return/(2)/.............      14.59%      29.56%    (15.85%)     (8.97%)

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                  Sub-Account
                                  -------------------------------------------
                                         Lifestyle Moderate 460 Trust
                                  -------------------------------------------
                                  Year Ended Year Ended Year Ended Year Ended
                                  Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                  ---------- ---------- ---------- ----------
   Units, beginning of year......    302,011    209,139    142,884     93,014
   Units issued..................    164,068    153,027    105,261     67,095
   Units redeemed................   (52,921)   (60,155)   (39,006)   (17,225)
                                  ---------- ---------- ---------- ----------
   Units, end of year............    413,158    302,011    209,139    142,884
                                  ========== ========== ========== ==========
   Unit value, end of year.......     $21.24     $19.13     $16.23     $16.92

   Assets, end of year........... $8,774,966 $5,776,547 $3,395,023 $2,416,964

   Investment income ratio/(1)/..      2.60%      2.74%      3.34%      5.55%
   Total return/(2)/.............     11.04%     17.83%    (4.04%)    (1.09%)

                                                  Sub-Account
                                            -----------------------
                                              Mid Cap Core Trust
                                            -----------------------
                                            Year Ended Period Ended
                                            Dec. 31/04 Dec. 31/03^
                                            ---------- ------------
             Units, beginning of year......    13,717          --
             Units issued..................    83,506      14,014
             Units redeemed................  (54,525)       (297)
                                             --------    --------
             Units, end of year............    42,698      13,717
                                             ========    ========
             Unit value, end of year.......    $17.51      $15.32

             Assets, end of year...........  $747,762    $210,142

             Investment income ratio/(1)/..     0.00%       0.00%
             Total return/(2)/.............    14.31%      22.56%

^ Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.

                                                  Sub-Account
                                  -------------------------------------------
                                              Mid Cap Index Trust
                                  -------------------------------------------
                                  Year Ended Year Ended Year Ended Year Ended
                                  Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                  ---------- ---------- ---------- ----------
   Units, beginning of year......    387,204    239,658    189,985     41,116
   Units issued..................    144,053    218,923    194,530    262,747
   Units redeemed................   (80,392)   (71,377)  (144,857)  (113,878)
                                  ---------- ---------- ---------- ----------
   Units, end of year............    450,865    387,204    239,658    189,985
                                  ========== ========== ========== ==========
   Unit value, end of year.......     $17.40     $15.02     $11.17     $13.16

   Assets, end of year........... $7,846,188 $5,817,582 $2,675,839 $2,500,541

   Investment income ratio/(1)/..      0.37%      0.00%      0.52%      1.48%
   Total return/(2)/.............     15.83%     34.56%   (15.16%)    (1.73%)

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                  Sub-Account
                                  -------------------------------------------
                                              Mid Cap Stock Trust
                                  -------------------------------------------
                                  Year Ended Year Ended Year Ended Year Ended
                                  Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                  ---------- ---------- ---------- ----------
   Units, beginning of year......    540,411    325,090    330,092    144,085
   Units issued..................    227,147    452,345    149,531    235,745
   Units redeemed................   (77,088)  (237,024)  (154,533)   (49,738)
                                  ---------- ---------- ---------- ----------
   Units, end of year............    690,470    540,411    325,090    330,092
                                  ========== ========== ========== ==========
   Unit value, end of year.......     $14.13     $11.87      $8.34     $10.77

   Assets, end of year........... $9,756,344 $6,414,678 $2,711,254 $3,555,087

   Investment income ratio/(1)/..      0.00%      0.00%      0.00%      0.00%
   Total return/(2)/.............     19.04%     42.33%   (22.56%)   (10.99%)

                                                 Sub-Account
                                ----------------------------------------------
                                             Mid Cap Value Trust
                                ----------------------------------------------
                                Year Ended  Year Ended Year Ended Period Ended
                                Dec. 31/04  Dec. 31/03 Dec. 31/02 Dec. 31/01*
                                ----------- ---------- ---------- ------------
 Units, beginning of year......     668,954    545,462    130,318          --
 Units issued..................     613,525    261,583    431,980     136,994
 Units redeemed................   (374,719)  (138,091)   (16,836)     (6,676)
                                ----------- ---------- ----------  ----------
 Units, end of year............     907,760    668,954    545,462     130,318
                                =========== ========== ==========  ==========
 Unit value, end of year.......      $18.36     $14.75     $11.77      $13.09

 Assets, end of year........... $16,664,733 $9,867,204 $6,418,204  $1,705,795

 Investment income ratio/(1)/..       0.53%      0.38%      0.00%       0.51%
 Total return/(2)/.............      24.46%     25.36%   (10.11%)       4.72%

* Reflects the period from commencement of operations on May 1, 2001 through December 31, 2001.

                                                  Sub-Account
                               -------------------------------------------------
                                              Money Market Trust
                               -------------------------------------------------
                               Year Ended   Year Ended   Year Ended  Year Ended
                               Dec. 31/04   Dec. 31/03   Dec. 31/02  Dec. 31/01
                               ----------- ------------ ------------ -----------
Units, beginning of year......   4,368,151    4,876,540    3,996,981   3,151,211
Units issued..................   2,071,959   15,281,567   12,150,943   5,667,267
Units redeemed................ (2,796,390) (15,789,956) (11,271,384) (4,821,497)
                               ----------- ------------ ------------ -----------
Units, end of year............   3,643,720    4,368,151    4,876,540   3,996,981
                               =========== ============ ============ ===========
Unit value, end of year.......      $21.55       $21.38       $21.25      $21.01

Assets, end of year........... $78,523,906  $93,383,242 $103,649,118 $83,955,822

Investment income ratio/(1)/..       0.81%        0.59%        1.18%       3.59%
Total return/(2)/.............       0.81%        0.59%        1.18%       3.59%

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                  Sub-Account
                                            -----------------------
                                            Natural Resources Trust
                                            -----------------------
                                            Year Ended Period Ended
                                            Dec. 31/04 Dec. 31/03^
                                            ---------- ------------
             Units, beginning of year......     62,937          --
             Units issued..................    200,834      63,737
             Units redeemed................  (112,397)       (800)
                                            ----------  ----------
             Units, end of year............    151,374      62,937
                                            ==========  ==========
             Unit value, end of year.......     $22.38      $18.00

             Assets, end of year........... $3,387,254  $1,132,857

             Investment income ratio/(1)/..      0.11%       0.00%
             Total return/(2)/.............     24.31%      44.00%

^ Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.

                                                  Sub-Account
                                -----------------------------------------------
                                                Overseas Trust
                                -----------------------------------------------
                                Year Ended  Year Ended  Year Ended  Year Ended
                                Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01
                                ----------- ----------- ----------- -----------
 Units, beginning of year......     621,140     542,148     519,934     449,483
 Units issued..................     605,659   7,188,922   5,355,025   1,937,878
 Units redeemed................   (521,375) (7,109,930) (5,332,811) (1,867,427)
                                ----------- ----------- ----------- -----------
 Units, end of year............     705,424     621,140     542,148     519,934
                                =========== =========== =========== ===========
 Unit value, end of year.......      $15.36      $13.74       $9.55      $12.16

 Assets, end of year........... $10,833,196  $8,532,885  $5,178,003  $6,321,622

 Investment income ratio/(1)/..       0.37%       0.39%       0.59%       0.26%
 Total return/(2)/.............      11.79%      43.84%    (21.44%)    (21.10%)

                                                  Sub-Account
                                 ---------------------------------------------
                                               Pacific Rim Trust
                                 ---------------------------------------------
                                 Year Ended Year Ended  Year Ended Year Ended
                                 Dec. 31/04 Dec. 31/03  Dec. 31/02 Dec. 31/01
                                 ---------- ----------- ---------- -----------
  Units, beginning of year......    885,530     959,821  1,041,091   1,031,699
  Units issued..................    503,540   2,687,834    858,327   1,086,628
  Units redeemed................  (459,808) (2,762,125)  (939,597) (1,077,236)
                                 ---------- ----------- ---------- -----------
  Units, end of year............    929,262     885,530    959,821   1,041,091
                                 ========== =========== ========== ===========
  Unit value, end of year.......     $10.50       $8.98      $6.38       $7.30

  Assets, end of year........... $9,758,540  $7,954,829 $6,127,376  $7,600,304

  Investment income ratio/(1)/..      0.45%       0.15%      0.13%       0.40%
  Total return/(2)/.............     16.90%      40.72%   (12.53%)    (18.58%)

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                  Sub-Account
                                            --------------------------
                                            Quantitative All Cap Trust
                                            --------------------------
                                            Year Ended   Period Ended
                                            Dec. 31/04   Dec. 31/03^
                                            ----------   ------------
             Units, beginning of year......     2,831           --
             Units issued..................    19,166        2,861
             Units redeemed................  (10,851)         (30)
                                             --------      -------
             Units, end of year............    11,146        2,831
                                             ========      =======
             Unit value, end of year.......    $17.88       $15.56

             Assets, end of year...........  $199,302      $44,046

             Investment income ratio/(1)/..     0.90%        0.35%
             Total return/(2)/.............    14.91%       24.49%

^ Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.

                                                 Sub-Account
                               ------------------------------------------------
                                          Quantitative Equity Trust
                               ------------------------------------------------
                                Year Ended  Year Ended  Year Ended  Year Ended
                               Dec. 31/04xx Dec. 31/03  Dec. 31/02  Dec. 31/01
                               ------------ ----------- ----------- -----------
Units, beginning of year......     979,372    1,076,018   1,203,842   1,178,769
Units issued..................       8,371       55,413      75,211     165,360
Units redeemed................   (987,743)    (152,059)   (203,035)   (140,287)
                                ----------  ----------- ----------- -----------
Units, end of year............          --      979,372   1,076,018   1,203,842
                                ==========  =========== =========== ===========
Unit value, end of year.......      $38.72       $38.81      $31.41      $43.49

Assets, end of year...........  $       --  $38,007,942 $33,798,849 $52,356,792

Investment income ratio/(1)/..       1.02%        0.66%       0.30%       0.29%
Total return/(2)/.............     (0.24%)       23.55%    (27.78%)    (22.95%)

xx Terminated as an investment option and funds transferred to U.S. Large Cap Trust on May 3, 2004.

                                                  Sub-Account
                                 ---------------------------------------------
                                          Quantitative Mid Cap Trust
                                 ---------------------------------------------
                                 Year Ended Year Ended Year Ended Period Ended
                                 ---------- ---------- ---------- ------------
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01*
                                 ---------- ---------- ---------- ------------
  Units, beginning of year......     60,518    52,149     22,937          --
  Units issued..................     47,955    25,283     34,935      23,080
  Units redeemed................   (19,570)  (16,914)    (5,723)       (143)
                                 ----------  --------   --------    --------
  Units, end of year............     88,903    60,518     52,149      22,937
                                 ==========  ========   ========    ========
  Unit value, end of year.......     $12.92    $10.93      $7.89      $10.20

  Assets, end of year........... $1,148,626  $661,466   $411,458    $233,954

  Investment income ratio/(1)/..      0.00%     0.00%      0.00%       0.00%
  Total return/(2)/.............     18.21%    38.53%   (22.65%)    (18.40%)

* Reflects the period from commencement of operations on May 1, 2001 through December 31, 2001.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)

                                                 Sub-Account
                                                 ------------
                                                 Quantitative
                                                 Value Trust
                                                 ------------
                                                 Period Ended
                                                 Dec. 31/04##
                                                 ------------
                  Units, beginning of year......        --
                  Units issued..................     2,082
                  Units redeemed................   (1,024)
                                                   -------
                  Units, end of year............     1,058
                                                   =======
                  Unit value, end of year.......    $14.67

                  Assets, end of year...........   $15,522

                  Investment income ratio/(1)/..     0.00%
                  Total return/(2)/.............    17.36%

## Reflects the period from commencement of operations on May 3, 2004 through December 31, 2004.

                                                  Sub-Account
                                -----------------------------------------------
                                         Real Estate Securities Trust
                                -----------------------------------------------
                                Year Ended  Year Ended  Year Ended  Year Ended
                                Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01
                                ----------- ----------- ----------- -----------
 Units, beginning of year......     625,133     629,691     603,342     616,941
 Units issued..................      62,910      63,441     113,707      90,154
 Units redeemed................    (75,078)    (67,999)    (87,358)   (103,753)
                                ----------- ----------- ----------- -----------
 Units, end of year............     612,965     625,133     629,691     603,342
                                =========== =========== =========== ===========
 Unit value, end of year.......      $74.04      $56.08      $40.30      $39.28

 Assets, end of year........... $45,385,043 $35,054,800 $25,376,534 $23,701,906

 Investment income ratio/(1)/..       2.39%       2.67%       3.24%       3.26%
 Total return/(2)/.............      32.04%      39.15%       2.58%       3.15%

                                                  Sub-Account
                                            -----------------------
                                            Real Return Bond Trust
                                            -----------------------
                                            Year Ended Period Ended
                                            Dec. 31/04 Dec. 31/03^
                                            ---------- ------------
             Units, beginning of year......    101,029          --
             Units issued..................    131,176     105,327
             Units redeemed................  (112,112)     (4,298)
                                            ----------  ----------
             Units, end of year............    120,093     101,029
                                            ==========  ==========
             Unit value, end of year.......     $14.30      $13.11

             Assets, end of year........... $1,717,117  $1,324,485

             Investment income ratio/(1)/..      0.50%       0.00%
             Total return/(2)/.............      9.07%       4.88%

^ Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                  Sub-Account
                                -----------------------------------------------
                                          Science & Technology Trust
                                -----------------------------------------------
                                Year Ended  Year Ended  Year Ended  Year Ended
                                Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01
                                ----------- ----------- ----------- -----------
 Units, beginning of year......   1,574,239   1,372,512   1,388,634   1,104,943
 Units issued..................     242,241   1,070,042     800,355     649,523
 Units redeemed................   (284,852)   (868,315)   (816,477)   (365,832)
                                ----------- ----------- ----------- -----------
 Units, end of year............   1,531,628   1,574,239   1,372,512   1,388,634
                                =========== =========== =========== ===========
 Unit value, end of year.......      $14.00      $13.88       $9.23      $15.58

 Assets, end of year........... $21,441,064 $21,846,463 $12,664,658 $21,631,041

 Investment income ratio/(1)/..       0.00%       0.00%       0.00%       0.00%
 Total return/(2)/.............       2.40%      50.40%    (40.76%)    (41.25%)

                                                  Sub-Account
                                 ---------------------------------------------
                                              Select Growth Trust
                                 ---------------------------------------------
                                 Year Ended Year Ended Year Ended Period Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01**
                                 ---------- ---------- ---------- ------------
  Units, beginning of year......    48,410     23,444      2,599         --
  Units issued..................    34,364     38,515     22,265      2,620
  Units redeemed................  (30,017)   (13,549)    (1,420)       (21)
                                  --------   --------   --------    -------
  Units, end of year............    52,757     48,410     23,444      2,599
                                  ========   ========   ========    =======
  Unit value, end of year.......    $10.64     $10.36      $8.24     $11.88

  Assets, end of year...........  $561,534   $501,653   $193,187    $30,872

  Investment income ratio/(1)/..     0.01%      0.03%      0.00%      0.00%
  Total return/(2)/.............     2.71%     25.75%   (30.64%)    (4.96%)

** Reflects the period from commencement of operations on July 16, 2001 through December 31, 2001.

                                                  Sub-Account
                                  -------------------------------------------
                                             Small Cap Index Trust
                                  -------------------------------------------
                                  Year Ended Year Ended Year Ended Year Ended
                                  Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                  ---------- ---------- ---------- ----------
   Units, beginning of year......    325,861    264,595    202,574     13,291
   Units issued..................    248,720    233,983    220,310    358,369
   Units redeemed................   (97,243)  (172,717)  (158,289)  (169,086)
                                  ---------- ---------- ---------- ----------
   Units, end of year............    477,338    325,861    264,595    202,574
                                  ========== ========== ========== ==========
   Unit value, end of year.......     $15.96     $13.60      $9.33     $11.88

   Assets, end of year........... $7,616,093 $4,431,369 $2,468,125 $2,406,173

   Investment income ratio/(1)/..      0.30%      0.00%      0.93%      3.86%
   Total return/(2)/.............     17.33%     45.79%   (21.47%)      1.41%

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                  Sub-Account
                                            -----------------------------
                                            Small Cap Opportunities Trust
                                            -----------------------------
                                            Year Ended    Period Ended
                                            Dec. 31/04    Dec. 31/03^
                                            ----------    ------------
             Units, beginning of year......     16,308            --
             Units issued..................    426,510        21,289
             Units redeemed................  (267,487)       (4,981)
                                             ----------     --------
             Units, end of year............    175,331        16,308
                                             ==========     ========
             Unit value, end of year.......     $22.01        $17.50

             Assets, end of year........... $3,859,270      $285,388

             Investment income ratio/(1)/..      0.13%         0.00%
             Total return/(2)/.............     25.78%        40.00%

^ Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.

                                                  Sub-Account
                                              -------------------
                                              Small Company Trust
                                              -------------------
                                                 Period Ended
                                                 Dec. 31/04##
                                              -------------------
               Units, beginning of year......             --
               Units issued..................        149,721
               Units redeemed................      (145,237)
                                                   ---------
               Units, end of year............          4,484
                                                   =========
               Unit value, end of year.......         $15.22

               Assets, end of year...........        $68,244

               Investment income ratio/(1)/..          0.00%
               Total return/(2)/.............         21.76%

## Reflects the period from commencement of operations on May 3, 2004 through December 31, 2004.

                                                  Sub-Account
                                  -------------------------------------------
                                           Small Company Blend Trust
                                  -------------------------------------------
                                  Year Ended Year Ended Year Ended Year Ended
                                  Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01
                                  ---------- ---------- ---------- ----------
   Units, beginning of year......    459,363    373,517    316,717    139,069
   Units issued..................     96,551    202,147    234,870    297,117
   Units redeemed................   (52,912)  (116,301)  (178,070)  (119,469)
                                  ---------- ---------- ---------- ----------
   Units, end of year............    503,002    459,363    373,517    316,717
                                  ========== ========== ========== ==========
   Unit value, end of year.......     $14.05     $13.11      $9.38     $12.60

   Assets, end of year........... $7,067,291 $6,021,024 $3,504,368 $3,990,916

   Investment income ratio/(1)/..      0.00%      0.00%      0.20%      0.00%
   Total return/(2)/.............      7.19%     39.71%   (25.55%)    (2.30%)

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                  Sub-Account
                                 ---------------------------------------------
                                           Small Company Value Trust
                                 ---------------------------------------------
                                 Year Ended  Year Ended  Year Ended Year Ended
                                 Dec. 31/04  Dec. 31/03  Dec. 31/02 Dec. 31/01
                                 ----------- ----------- ---------- ----------
  Units, beginning of year......   1,150,161   1,002,491    565,676    319,683
  Units issued..................     308,204     453,829    599,988    427,805
  Units redeemed................   (197,652)   (306,159)  (163,173)  (181,812)
                                 ----------- ----------- ---------- ----------
  Units, end of year............   1,260,713   1,150,161  1,002,491    565,676
                                 =========== =========== ========== ==========
  Unit value, end of year.......      $16.36      $13.07      $9.78     $10.40

  Assets, end of year........... $20,631,270 $15,034,590 $9,803,823 $5,880,631

  Investment income ratio/(1)/..       0.16%       0.39%      0.27%      0.17%
  Total return/(2)/.............      25.19%      33.67%    (5.93%)      6.54%

                                                  Sub-Account
                                 ---------------------------------------------
                                              Small-Mid Cap Trust
                                 ---------------------------------------------
                                 Year Ended Year Ended Year Ended Period Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01**
                                 ---------- ---------- ---------- ------------
  Units, beginning of year......    24,080      9,571      1,906         --
  Units issued..................    17,499     24,294      8,702      1,929
  Units redeemed................  (12,608)    (9,785)    (1,037)       (23)
                                  --------   --------   --------    -------
  Units, end of year............    28,971     24,080      9,571      1,906
                                  ========   ========   ========    =======
  Unit value, end of year.......    $13.00     $12.13      $9.85     $11.95

  Assets, end of year...........  $376,551   $292,105    $94,277    $22,773

  Investment income ratio/(1)/..     0.00%      0.00%      0.00%      0.01%
  Total return/(2)/.............     7.15%     23.15%   (17.57%)    (4.40%)

** Reflects the period from commencement of operations on July 16, 2001 through December 31, 2001.

                                                  Sub-Account
                                 ---------------------------------------------
                                          Small-Mid Cap Growth Trust
                                 ---------------------------------------------
                                 Year Ended Year Ended Year Ended Period Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01**
                                 ---------- ---------- ---------- ------------
  Units, beginning of year......    20,701     12,700        612          --
  Units issued..................     7,179     10,505     12,845         612
  Units redeemed................   (6,605)    (2,504)      (757)          --
                                  --------   --------   --------    --------
  Units, end of year............    21,275     20,701     12,700         612
                                  ========   ========   ========    ========
  Unit value, end of year.......    $11.45     $10.07      $7.31      $11.13

  Assets, end of year...........  $243,602   $208,462    $92,840      $6,810

  Investment income ratio/(1)/..     0.00%      0.00%      0.00%       0.00%
  Total return/(2)/.............    13.70%     37.76%   (34.32%)    (10.96%)

** Reflects the period from commencement of operations on July 16, 2001 through December 31, 2001.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)

                                                  Sub-Account
                                            -----------------------
                                              Special Value Trust
                                            -----------------------
                                            Year Ended Period Ended
                                            Dec. 31/04 Dec. 31/03^
                                            ---------- ------------
             Units, beginning of year......     42,051         --
             Units issued..................     24,527     44,876
             Units redeemed................    (3,452)    (2,825)
                                            ----------   --------
             Units, end of year............     63,126     42,051
                                            ==========   ========
             Unit value, end of year.......     $19.01     $15.82

             Assets, end of year........... $1,200,169   $665,250

             Investment income ratio/(1)/..      0.00%      0.00%
             Total return/(2)/.............     20.18%     26.56%

^ Reflects the period from commencement of operations on May 5, 2003 through December 31, 2003.

                                                 Sub-Account
                                 --------------------------------------------
                                             Strategic Bond Trust
                                 --------------------------------------------
                                 Year Ended  Year Ended Year Ended Year Ended
                                 Dec. 31/04  Dec. 31/03 Dec. 31/02 Dec. 31/01
                                 ----------- ---------- ---------- ----------
  Units, beginning of year......     454,870    391,405    366,019    326,940
  Units issued..................      88,124    181,832    120,547     95,095
  Units redeemed................    (70,324)  (118,367)   (95,161)   (56,016)
                                 ----------- ---------- ---------- ----------
  Units, end of year............     472,670    454,870    391,405    366,019
                                 =========== ========== ========== ==========
  Unit value, end of year.......      $21.16     $19.84     $17.54     $16.09

  Assets, end of year........... $10,001,024 $9,023,050 $6,863,987 $5,890,786

  Investment income ratio/(1)/..       3.75%      4.76%      6.76%      7.24%
  Total return/(2)/.............       6.67%     13.11%      8.96%      6.25%

                                                  Sub-Account
                                 ---------------------------------------------
                                            Strategic Growth Trust
                                 ---------------------------------------------
                                 Year Ended Year Ended Year Ended Period Ended
                                 Dec. 31/04 Dec. 31/03 Dec. 31/02 Dec. 31/01*
                                 ---------- ---------- ---------- ------------
  Units, beginning of year......    301,160    148,582     58,133         --
  Units issued..................     87,972    190,203    128,784     61,361
  Units redeemed................   (55,412)   (37,625)   (38,335)    (3,228)
                                 ---------- ---------- ----------   --------
  Units, end of year............    333,720    301,160    148,582     58,133
                                 ========== ========== ==========   ========
  Unit value, end of year.......     $10.72     $10.06      $7.93     $11.02

  Assets, end of year........... $3,577,475 $3,029,672 $1,178,257   $640,623

  Investment income ratio/(1)/..      0.00%      0.00%      0.00%      0.00%
  Total return/(2)/.............      6.56%     26.86%   (28.04%)   (11.84%)

* Reflects the period from commencement of operations on May 1, 2001 through December 31, 2001.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                 Sub-Account
                                                 ------------
                                                  Strategic
                                                 Income Trust
                                                 ------------
                                                 Period Ended
                                                 Dec. 31/04##
                                                 ------------
                  Units, beginning of year......        --
                  Units issued..................     4,389
                  Units redeemed................     (623)
                                                   -------
                  Units, end of year............     3,766
                                                   =======
                  Unit value, end of year.......    $13.62

                  Assets, end of year...........   $51,273

                  Investment income ratio/(1)/..     3.65%
                  Total return/(2)/.............     8.93%

## Reflects the period from commencement of operations on May 3, 2004 through December 31, 2004.

                                                 Sub-Account
                               ------------------------------------------------
                                        Strategic Opportunities Trust
                               ------------------------------------------------
                               Year Ended  Year Ended  Year Ended   Year Ended
                               Dec. 31/04  Dec. 31/03  Dec. 31/02   Dec. 31/01
                               ----------- ----------- ----------- ------------
Units, beginning of year......   2,066,438   2,124,457   2,079,350   1,908,650
Units issued..................     130,505     207,014     304,431     355,083
Units redeemed................   (343,067)   (265,033)   (259,324)   (184,383)
                               ----------- ----------- ----------- -----------
Units, end of year............   1,853,876   2,066,438   2,124,457   2,079,350
                               =========== =========== =========== ===========
Unit value, end of year.......      $13.01      $11.59       $9.21      $15.03

Assets, end of year........... $24,121,175 $23,938,705 $19,557,281 $31,259,873

Investment income ratio/(1)/..       0.09%       0.00%       0.00%       0.49%
Total return/(2)/.............      12.31%      25.85%    (38.77%)    (15.25%)

                                                 Sub-Account
                               ------------------------------------------------
                                            Strategic Value Trust
                               ------------------------------------------------
                               Year Ended  Year Ended  Year Ended  Period Ended
                               Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01*
                               ----------- ----------- ----------- ------------
Units, beginning of year......      85,555      64,422      33,938          --
Units issued..................     243,733      29,509      33,649      35,424
Units redeemed................   (208,241)     (8,376)     (3,165)     (1,486)
                               ----------- ----------- ----------- -----------
Units, end of year............     121,047      85,555      64,422      33,938
                               =========== =========== =========== ===========
Unit value, end of year.......      $11.84      $10.03       $7.79      $10.70

Assets, end of year...........  $1,432,678    $858,268    $501,850    $363,137

Investment income ratio/(1)/..       0.66%       0.02%       0.00%       0.00%
Total return/(2)/.............      17.98%      28.77%    (27.20%)    (14.40%)

* Reflects the period from commencement of operations on May 1, 2001 through December 31, 2001.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)

                                                 Sub-Account
                                ----------------------------------------------
                                              Total Return Trust
                                ----------------------------------------------
                                Year Ended  Year Ended  Year Ended  Year Ended
                                Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01
                                ----------- ----------- ----------- ----------
 Units, beginning of year......   1,051,424     804,407     486,338    172,081
 Units issued..................     163,844     401,469     462,281    496,504
 Units redeemed................   (194,233)   (154,452)   (144,212)  (182,247)
                                ----------- ----------- ----------- ----------
 Units, end of year............   1,021,035   1,051,424     804,407    486,338
                                =========== =========== =========== ==========
 Unit value, end of year.......      $17.93      $17.08      $16.27     $14.86

 Assets, end of year........... $18,308,958 $17,963,495 $13,086,755 $7,224,802

 Investment income ratio/(1)/..       3.84%       2.61%       2.43%      3.28%
 Total return/(2)/.............       4.96%       5.01%       9.52%      8.28%

                                                 Sub-Account
                                ----------------------------------------------
                                        Total Stock Market Index Trust
                                ----------------------------------------------
                                Year Ended  Year Ended  Year Ended  Year Ended
                                Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01
                                ----------- ----------- ----------- ----------
 Units, beginning of year......     391,161     255,300     227,808     26,131
 Units issued..................     192,234     153,399     134,963    331,423
 Units redeemed................    (79,584)    (17,538)   (107,471)  (129,746)
                                ----------- ----------- ----------- ----------
 Units, end of year............     503,811     391,161     255,300    227,808
                                =========== =========== =========== ==========
 Unit value, end of year.......      $11.44      $10.24       $7.84      $9.96

 Assets, end of year...........  $5,762,135  $4,003,691  $2,001,779 $2,269,349

 Investment income ratio/(1)/..       0.58%       0.00%       0.93%      1.43%
 Total return/(2)/.............      11.73%      30.55%    (21.29%)   (11.41%)

                                                  Sub-Account
                                              -------------------
                                              U.S. Global Leaders
                                                 Growth Trust
                                              -------------------
                                                 Period Ended
                                                 Dec. 31/04##
                                              -------------------
               Units, beginning of year......            --
               Units issued..................        11,925
               Units redeemed................       (2,626)
                                                   --------
               Units, end of year............         9,299
                                                   ========
               Unit value, end of year.......        $13.23

               Assets, end of year...........      $123,009

               Investment income ratio/(1)/..         1.17%
               Total return/(2)/.............         5.82%

## Reflects the period from commencement of operations on May 3, 2004 through December 31, 2004.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)


                                                 Sub-Account
                                ----------------------------------------------
                                       U.S. Government Securities Trust
                                ----------------------------------------------
                                Year Ended  Year Ended  Year Ended  Year Ended
                                Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01
                                ----------- ----------- ----------- ----------
 Units, beginning of year......   1,240,879   1,299,367     602,920    404,853
 Units issued..................     124,017     295,436     831,572    340,309
 Units redeemed................   (423,726)   (353,924)   (135,125)  (142,242)
                                ----------- ----------- ----------- ----------
 Units, end of year............     941,170   1,240,879   1,299,367    602,920
                                =========== =========== =========== ==========
 Unit value, end of year.......      $15.98      $15.53      $15.27     $14.14

 Assets, end of year........... $15,039,513 $19,272,188 $19,836,614 $8,523,508

 Investment income ratio/(1)/..       2.10%       3.30%       2.84%      5.13%
 Total return/(2)/.............       2.89%       1.73%       7.99%      7.03%

                                                 Sub-Account
                               ------------------------------------------------
                                             U.S. Large Cap Trust
                               ------------------------------------------------
                               Year Ended  Year Ended  Year Ended   Year Ended
                               Dec. 31/04  Dec. 31/03  Dec. 31/02   Dec. 31/01
                               ----------- ----------- ----------- ------------
Units, beginning of year......   1,199,921   1,128,167     881,525     571,773
Units issued..................   3,153,720     228,970     430,793     364,179
Units redeemed................   (642,410)   (157,216)   (184,151)    (54,427)
                               ----------- ----------- ----------- -----------
Units, end of year............   3,711,231   1,199,921   1,128,167     881,525
                               =========== =========== =========== ===========
Unit value, end of year.......      $14.43      $13.19       $9.62      $12.86

Assets, end of year........... $53,540,709 $15,824,781 $10,855,368 $11,337,798

Investment income ratio/(1)/..       0.14%       0.40%       0.29%       0.34%
Total return/(2)/.............       9.39%      37.06%    (25.18%)     (2.55%)

                                                 Sub-Account
                               ------------------------------------------------
                                               Utilities Trust
                               ------------------------------------------------
                               Year Ended  Year Ended  Year Ended  Period Ended
                               Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01*
                               ----------- ----------- ----------- ------------
Units, beginning of year......      86,095      59,608       9,963          --
Units issued..................     229,797     232,158      69,015      10,675
Units redeemed................    (52,973)   (205,671)    (19,370)       (712)
                               ----------- ----------- ----------- -----------
Units, end of year............     262,919      86,095      59,608       9,963
                               =========== =========== =========== ===========
Unit value, end of year.......      $12.44       $9.61       $7.15       $9.35

Assets, end of year...........  $3,271,438    $827,660    $425,957     $93,121

Investment income ratio/(1)/..       0.63%       0.97%       0.00%       0.76%
Total return/(2)/.............      29.42%      34.54%    (23.55%)    (25.22%)

* Reflects the period from commencement of operations on May 1, 2001 through December 31, 2001.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004

5. Financial Highlights -- (continued)

                                                  Sub-Account
                                -----------------------------------------------
                                                  Value Trust
                                -----------------------------------------------
                                Year Ended  Year Ended  Year Ended  Year Ended
                                Dec. 31/04  Dec. 31/03  Dec. 31/02  Dec. 31/01
                                ----------- ----------- ----------- -----------
 Units, beginning of year......     927,735     901,064     812,349     529,481
 Units issued..................     103,866     172,244     241,640     458,658
 Units redeemed................   (174,530)   (145,573)   (152,925)   (175,790)
                                ----------- ----------- ----------- -----------
 Units, end of year............     857,071     927,735     901,064     812,349
                                =========== =========== =========== ===========
 Unit value, end of year.......      $21.95      $19.06      $13.73      $17.79

 Assets, end of year........... $18,811,290 $17,679,245 $12,374,748 $14,453,761

 Investment income ratio/(1)/..       0.60%       1.19%       0.78%       0.61%
 Total return/(2)/.............      15.18%      38.76%    (22.80%)       3.42%

  /(1)/These ratios represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying Trust portfolio, net of management fees assessed by the Trust portfolio adviser, divided by the average net assets of the sub-account. The recognition of investment income by the sub-account is affected by the timing of the declarations of dividends by the underlying Trust portfolio in which the sub-accounts invest. It is the practice of the Trusts, for income tax reasons, to declare dividends in April for investment income received in the previous calendar year for all sub-accounts of the Trust except for the Money Market Trust which declares and reinvests dividends on a daily basis. Any dividend distribution received from a sub-account of the Trust is reinvested immediately, at the net asset value, in shares of that sub-account and retained as assets of the corresponding sub-account so that the unit value of the sub-account is not affected by the declaration and reinvestment of dividends.
  /(2)/These ratios represent the total return for the period indicated, including changes in the value of the underlying Trust portfolio. There are no expenses of the Account that result in a direct reduction in unit values. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

6. Related Party Transactions

Manulife Financial Securities LLC, a registered broker-dealer and wholly owned subsidiary of ManUSA, acts as the principal underwriter of the Contracts pursuant to a distribution agreement with the Company. Contracts are sold by registered representatives of other broker-dealers having distribution agreements with Manulife Financial Securities LLC who are also authorized as variable life insurance agents under applicable state insurance laws. Registered representatives are compensated on a commission basis.

The Company has a formal service agreement with its ultimate parent company, MFC, which can be terminated by either party upon two months' notice. Under this agreement, the Company pays for legal, actuarial, investment and certain other administrative services.

     THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT A

                               December 31, 2004



7. Subsequent Event

Effective January 1, 2005, the following name changes occurred:

                   Previous Name                New Name
                   -------------                --------
               The Manufacturers Life      John Hancock Life
                  Insurance Company        Insurance Company
                       (U.S.A.)                 (U.S.A.)
                 Manulife Financial           John Hancock
                    Securities LLC          Distributors LLC

              Manufacturers Investment
                        Trust              John Hancock Trust
               The Manufacturers Life      John Hancock Life
                  Insurance Company        Insurance Company
                  (U.S.A.) Separate        (U.S.A.) Separate
                      Account A                Account A

                                     PART C
                                OTHER INFORMATION

Item 27. Exhibits

The following exhibits are filed as part of this Registration Statement:

     (a) Resolutions of Board of Directors of The Manufacturers Life Insurance Company (U.S.A.) establishing Separate Account A. Incorporated by reference to Exhibit A(1) to the registration statement on Form S-6, file number 333-70950 filed January 2, 2002 (The January 2, 2002 Amendment")

     (b)  Not Applicable

     (c) (1) Form of Distribution Agreement. Incorporated by reference to Exhibit A(3)(a)(i), (ii) and (iii) to the registration statement on Form S-6, file number 333-66303 filed October 29, 1998 (the "SVUL Registration Statement").

          (2) Form of broker-dealer agreement - Incorporated by reference to Exhibit A(3)(b)(i), to the initial registration statement on Form S-6, file number 333-70950 filed October 4, 2001

     (d) (1) Form of Specimen Flexible Premium Variable Life Insurance Policy -- Incorporated by reference to Exhibit A(5)(a) to the registration statement on Form S-6, file number 333-82449 filed July 8, 1999.

     (e) (1) Form of Specimen Application for Flexible Premium Variable Life Insurance Policy. Incorporated by reference to Exhibit A(10) to post effective amendment no. 7 to the registration statement on Form S-6, file number 33-52310, filed April 26, 1996.

          (2) Specimen Application Supplement for Flexible Premium Variable Life Insurance Policy. Incorporated by reference to Exhibit A(10)(a) to post effective amendment no. 9 to the registration statement on Form S-6, file number 33-52310, filed December 23, 1996.

     (f) (1) Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(6) to the registration statement filed July 20, 2000 (File No. 333-41814) (the "Initial Registration Statement")

          (2) By-Laws of The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(6)(b) to the Initial Registration Statement.

     (g) (1) Form of Assumption Reinsurance Agreement with The Manufacturers Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of America - Incorporated by reference to Exhibit A(10)(c) to the ManUSA Initial Registration Statement.

          (2) Form of Assumption Reinsurance or Merger Agreement with The Manufacturers Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of America - Incorporated by reference to Exhibit A(9)(a) to the initial registration statement on Form S-6, file number 333-70950 filed October 4, 2001 ("the ManUSA Initial Registration Statement")

     (h)  Not Applicable

     (i) (1) Form of Service Agreement between The Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company (U.S.A.). Incorporated by reference to Exhibit A(8)(a)(i),(ii),
               (iii), (iv), (v) and (vi) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

          (2) Form of Amendment to Service Agreement between The Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company (U.S.A.). Incorporated by reference to Exhibit A(8)(a)(vii) to post-effective amendment No. 11 to the registration statement on Form N-4, file number 33-57018 filed March 1, 1999.

          (3) Form of Service Agreement. Incorporated by reference to Exhibit A(8)(c)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

          (4) Form of Amendment to Service Agreement. Incorporated by reference to Exhibit A(8)(c)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     (j) Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. Incorporated by reference to Exhibit (6) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-82449 filed September 22, 1999.

     (k) Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company (U.S.A.) -- Incorporated by reference to Exhibit 2 (a) to pre-effective amendment to the SPVL Registration Statement filed on January 2, 2002.

     (l)  Not Applicable

     (m)  Not Applicable

     (n)(1) Consent of Independent Registered Public Accounting Firm, filed herewith.

     (o)  Not Applicable

     (p)  Not Applicable

     (q)  Not Applicable

Powers of Attorney

     (i) Powers of Attorney(Felix Chee, Robert A. Cook, John DesPrez III, Geoffrey Guy, James O'Malley, Joseph J. Pietroski, Rex Schaybaugh) incorporated by reference to exhibit 7(i) to initial registration statement on Form S-6, file number 333-41814 filed July 20, 2000 on behalf of The Manufacturers Life Insurance Company (U.S.A.)

     (ii) Power of Attorney (John Ostler) - Incorporated by reference to Exhibit 7(ii) to the initial registration statement on Form S-6, file number 333-70950 filed October 4, 2001.

     (iii) Powers of Attorney (Jim Boyle, John Lyon) - Incorporated by reference to Exhibit 7(iii) to the initial registration statement on Form S-6, file number 333-70950 filed October 4, 2001.

     (iv) Power of Attorney (Steve Mannik) - Incorporated by reference to
          Exhibit 7(iv) to post-effective amendment no. 1 to the registration statement on Form S-6, file number 333-70950 filed March 1, 2002.

     (v) Power of Attorney (John D. DesPrez III, Alison Alden, James R. Boyle, Marc Constantini, James P. O'Malley, John R. Ostler, Rex Schlaybaugh Jr., Diana Scott, Warren A. Thomson) - Filed Herewith.

Item 28. Directors and Officers of the Depositor as of June 28, 2005

--------------------------------------------------------------------------------
     OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
--------------------------------------------------------------------------------
Name and Principal Business Address   Position with Depositor
--------------------------------------------------------------------------------
John D. DesPrez III*                  Director and Chairman of the Board of
                                      Directors, President
--------------------------------------------------------------------------------
Alison Alden*                         Executive Vice President, Human Resources
                                      & Communications, Director
--------------------------------------------------------------------------------
James Boyle*                          President, Individual Wealth Management,
                                      Director
--------------------------------------------------------------------------------
Robert A. Cook*                       President, U.S. Insurance; Director
--------------------------------------------------------------------------------
Peter Copestake**                     Senior Vice President, Treasurer
--------------------------------------------------------------------------------
James D. Gallagher*                   Executive Vice President, Secretary and
                                      General Counsel
--------------------------------------------------------------------------------
Donald Guloien**                      Senior Executive Vice President and Chief
                                      Investment Officer
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
--------------------------------------------------------------------------------
Name and Principal Business Address   Position with Depositor
--------------------------------------------------------------------------------
Norman Light**                        Senior Vice President and Chief Financial
                                      Officer, Investments
--------------------------------------------------------------------------------
Steven Mannik**                       President, Reinsurance
--------------------------------------------------------------------------------
James O'Malley**                      President, U.S. Group Pension; Director
--------------------------------------------------------------------------------
John Ostler**                         Director
--------------------------------------------------------------------------------
Rex Schlaybaugh, Jr.**                Director
--------------------------------------------------------------------------------
Marc Costantini*                      Executive Vice President and Chief
                                      Financial Officer
--------------------------------------------------------------------------------
Warren Thomson**                      Executive Vice President, Investments,
                                      Director
--------------------------------------------------------------------------------
Diana Scott*                          Director, Executive Vice President & Chief
                                      Administrative Officer
--------------------------------------------------------------------------------
Patrick S. Gill*                      Senior Vice President and Controller
--------------------------------------------------------------------------------
*Principal business office is 601 Congress Street, Boston, MA  02210
--------------------------------------------------------------------------------
**Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5
--------------------------------------------------------------------------------

Item 29. Persons Controlled by or Under Common Control with the Depositor or the Registrant

John Hancock Life Insurance Company (U.S.A.)

Manulife Reinsurance Limited
Cavalier Cable, Inc.
The Manufacturers Life Insurance Company of America
John Hancock Investment Management Services, LLC
Manulife Reinsurance (Bermuda) Limited
Manulife Service Corporation
John Hancock Life Insurance Company of New York
Polymerix Corporation
Ennal, Inc.
John Hancock Distributors, LLC
Ironside Venture Partners I LLC
Ironside Venture Partners II LLC
Avon Long Term Care Leaders LLC
Flex Holding, LLC
Manulife Leasing Co., LLC
Aegis Analytical Corporation
NewRiver Investor Communications Inc.
Manulife Property Management of Washington, D.C., Inc.
ESLS Investment Limited, LLC
Flex Leasing I, LLC
Dover Leasing Investments, LLC

Item 30. Indemnification

     Article XII of the Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.) provides as follows:

     No director of this Corporation shall be personally liable to the Corporation or its shareholders or policyholders for monetary damages for breach of the director's fiduciary duty, provided that the foregoing shall not eliminate or limit the liability of a director for any of the following:

          i) a breach of the director's duty or loyalty to the Corporation or its shareholders or policyholders;
          ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;
          iii) a violation of Sections 5036, 5276 or 5280 of the Michigan Insurance Code, being MCLA 500.5036, 500.5276 and 500.5280;
          iv) a transaction from which the director derived an improper personal benefit; or
          v) an act or omission occurring on or before the date of filing of these Articles of Incorporation.

     If the Michigan Insurance Code is hereafter amended to authorize the further elimination or limitation of the liability of directors. then the liability of a director of the Corporation, in addition to the limitation on personal liability contained herein, shall be eliminated or limited to the fullest extent permitted by the Michigan Insurance Code as so amended. No amendment or repeal of this Article XII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of any such amendment or repeal.

     Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

          Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriter

     (a) Set forth below is information concerning other investment companies for which John Hancock Distributors, LLC ("JHD LLC"), the principal underwriter of the contracts, acts as investment adviser or principal underwriter.

---------------------------------------------------------------------------------------------
Name of Investment Company                                           Capacity In Which Acting
---------------------------------------------------------------------------------------------
John Hancock Life Insurance Company (U.S.A.) Separate Account H      Principal Underwriter
---------------------------------------------------------------------------------------------
John Hancock Life Insurance Company (U.S.A.) Separate Account A      Principal Underwriter
---------------------------------------------------------------------------------------------
John Hancock Life Insurance Company (U.S.A.) Separate Account N      Principal Underwriter
---------------------------------------------------------------------------------------------
John Hancock Life Insurance Company (U.S.A.) Separate Account I      Principal Underwriter
---------------------------------------------------------------------------------------------
John Hancock Life Insurance Company (U.S.A.) Separate Account L      Principal Underwriter
---------------------------------------------------------------------------------------------
John Hancock Life Insurance Company (U.S.A.) Separate Account M      Principal Underwriter
---------------------------------------------------------------------------------------------
John Hancock Life Insurance Company of New York Separate Account A   Principal Underwriter
---------------------------------------------------------------------------------------------
John Hancock Life Insurance Company of New York Separate Account B   Principal Underwriter
---------------------------------------------------------------------------------------------

     (b) John Hancock Life Insurance Company (U.S.A.) is the sole member of JHD LLC and the following officers of John Hancock Life Insurance Company (U.S.A.) have power to act on behalf of JHD LLC: John DesPrez* (Chairman and President), Marc Costantini* (Vice President and Chief Financial Officer) and Jim Gallagher* (Vice President, Secretary and General Counsel). The board of managers of JHD LLC (consisting of Gary Buchanan**, Robert Cook* and John Vrysen***) may also act on behalf of JHD LLC.

          *Principal business office is 601 Congress Street, Boston, MA 02210 **Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5

          ***Principal business office is 680 Washington Blvd, Stamford, CT
          06901

     (c)  None.

Item 32. Location of Accounts and Records

     All books and records are maintained at 601 Congress Street, Boston, MA 02210 and 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5.

Item 33. Management Services

     None

Item 34. Fee Representation

     Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

          The Manufacturers Life Insurance Company (U.S.A.) hereby represents that the fees and charges deducted under the policies issued pursuant to this registration statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this pre-effective amendment to the Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this 1st day of July, 2005.


JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
SEPARATE ACCOUNT A
(Registrant)

By: JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
    (Depositor)


By: /s/ John D. DesPrez III
    ----------------------------------------
    John D. DesPrez III
    President

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)


By: /s/ John D. DesPrez III
    ----------------------------------------
    John D. DesPrez III
    President

                                   Signatures

     Pursuant to the requirements of the Securities Act of 1933, this pre-effective amendment to the Registration Statement has been signed by the following persons in the capacities indicated on this 1st day of July, 2005.

Signature                               Title
---------                               -----


/s/ Patrick S. Gill                      Senior Vice President and Controller
-------------------------------------
Patrick S. Gill


Signature                               Title
---------                               -----


/s/ John D. DesPrez III                 Chairman and President
-------------------------------------   (Principal Executive Officer)
John D. DesPrez  III


*                                       Executive Vice President and
-------------------------------------   Chief Financial Officer
Marc Costantini


*                                       Director
-------------------------------------
James Boyle


*                                       Director
-------------------------------------
Warren Thomson


*                                       Director
-------------------------------------
John Ostler


*                                       Director
-------------------------------------
James O'Malley


*                                       Director
-------------------------------------
Rex Schlaybaugh, Jr.


*                                       Director
-------------------------------------
Alison Alden


*                                       Director
-------------------------------------
Diana Scott


*/s/ James D. Gallagher
-------------------------------------
JAMES D. GALLAGHER
Pursuant to Power of Attorney